FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


05049337

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2005

CLP Holdings Limited
(Registrant's name in English)


PROCESSED
APR 06 2005
THOMSON
FINANCIAL

147 Argyle Street
Kowloon, Hong Kong
(Address of Registrant's principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _X_ Form 40-F ____

Indicate by check mark whether the Registrant by furnishing this information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No _X_

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______

Registrant hereby incorporates by reference in the report on Form 6-K the following Exhibit:

Exhibit

CLP Holdings Annual Report 2004 was despatched to shareholders on 31 March 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

For and on behalf of
CLP HOLDINGS LIMITED

By: ______________________________
Name: April Chan
Title: Deputy Company Secretary

Date: 1 April 2005


中電控股
CLP Holdings
中華電力
CLP Power
Annual Report 2004



Chinese Mainland

- Developer, investor, project manager and operator in the private sector power business since 1985
- Largest external investor in the Chinese mainland electricity industry with 3,175 equity MW of interests in generating assets in Guangdong, Beijing, Shandong, Shaanxi and Guizhou
- Interests in one nuclear power station, nine thermal power stations, one pumped storage power station, a group of small hydro units and a wind power project



Asia-Pacific Region



- Developer, investor, project manager and operator in the private sector power business since 1994
- A leading international private sector power company in Asia-Pacific region with 3,921 equity MW of interests in generating assets in Australia, India, Taiwan and Thailand
- Direct interests in three large thermal power stations in operation and one under construction, with indirect interests in a further two large power stations



Equity MW
00
01
02
03
04
HK$M
4,000
3,000
2,000
1,000
4,000
3,000
2,000
1,000
Under Construction
In Operation
Earnings
Equity MW
00
01
02
03
04
HK$M
4,000
3,000
2,000
1,000
4,000
3,000
2,000
1,000
Under Construction
In Operation
Earnings

Chinese Mainland

- Liaocheng (2x600MW) power station started commercial operation. A new tariff was approved for Liaocheng and Heze II (2x300MW) stations
- High operating hours for CLP Guohua and Shenmu power stations (2,300MW)
- Both Unit I and II of Anshun power station (2x300MW) started commercial operation, with an increased tariff which took into account coal price increases
- A letter of intent signed and state regulatory approvals sought for a 2x600MW greenfield project at Fangchenggang in Guangxi
- Changdao Wind Power Project (27MW) established in Shandong
- Significant increases in coal prices affected our assets, particularly the Shandong joint venture

Asia-Pacific Region

- Implemented the amended terms of power purchase agreement at Gujarat Paguthan Energy Corporation Private Limited (GPEC) with significant improvement in monthly collections of payments to GPEC
- Acquired the remaining 8% shareholding in Yallourn Energy Pty Limited (Yallourn Energy)
- Yallourn Energy successfully negotiated a 3-year enterprise bargaining agreement with the labour unions
- Construction of the 1,434MW BLCP power project, Thailand progressing on schedule
- Dramatic increases in coal prices on the international market affected earnings at Ho-Ping

Chinese Mainland

- Take forward relationships and partnerships as the effect of industry reform in the Chinese mainland on existing joint ventures becomes clearer
- Seek a more stable position on coal prices with tariff adjustments where appropriate
- Continue efforts to reduce power station operating and maintenance costs
- Pursue approvals for the development of the project at Fangchenggang
- Continue pursuit of renewable energy projects, including hydro-electric projects and wind energy opportunities

Asia-Pacific Region

- Further performance enhancements from existing investments and the introduction of strategic partners as appropriate
- Continue to reduce overdue receivables of GPEC
- Complete the acquisition of Singapore Power's Australian merchant energy business and start to integrate this with Yallourn Energy
- Ensure construction of BLCP power project according to schedule, aiming at entering service in 2006-2007
- Closely monitor the reform of the Thai electricity industry and its implications for our existing investments and growth opportunities
- Pursue renewable energy project opportunities in line with Group strategy
- Monitor the international coal market and enter forward contracts, if appropriate

How to contact us?

Annual Report

Printed in English and Chinese language, available on our website at www.clpgroup.com on 14 March 2005 and posted to Shareholders on 31 March 2005.

Those Shareholders who (a) received our Annual Report 2004 electronically and would like to receive a printed copy or vice versa; or (b) received our Annual Report 2004 in either English or Chinese language only and would like to receive a printed copy of the other language version or to receive printed copies of both language versions in future, are requested to write to the Company Secretary or the Company's Registrars.

Shareholders may at any time change their choice of the language or means of receipt of the Company's corporate communications free of charge by notice in writing to the Company Secretary or the Company's Registrars.

Information for American Depositary Receipts Holders

The Company will file an annual report in Form 20-F with the United States Securities and Exchange Commission before 30 June 2005. The Group's financial statements are prepared in accordance with Hong Kong (HK) generally accepted accounting principles (GAAP). HK GAAP differs in certain respects from United States GAAP. The Form 20-F will contain a summary of those differences which have an effect on the consolidated profit or shareholders' funds of the Group.

Register of Shareholders

To be closed from 19 to 28 April 2005, both days inclusive.

Annual General Meeting (AGM)

To be held on 28 April 2005. Details of the AGM including shareholders' right to demand a poll are set out in the Notice of Annual General Meeting sent to Shareholders together with a proxy form on 31 March 2005.

Company's Registrars

Computershare Hong Kong Investor Services Limited

Address:	46/F., Hopewell Centre, 183 Queen's Road East, Hong Kong
Telephone:	(852) 2862 8628
Facsimile:	(852) 2865 0990
E-mail:	hkinfo@computershare.com.hk

Share Listing

CLP Holdings shares are listed on the Stock Exchange of Hong Kong and are traded over the counter in the United States in the form of American Depositary Receipts.

Our Stock Code

The Stock Exchange of Hong Kong:	002
Bloomberg:	2 HK
Reuters:	0002.HK
Ticker Symbol for ADR Code:	CLPHY
CUSIP Reference Number:	18946Q101

Contact Us

Address:	147 Argyle Street, Kowloon, Hong Kong	
Telephone:	(852) 2678 8228 (Shareholders' hotline)	(852) 2678 8322 (Investor Relations Manager)
Facsimile:	(852) 2678 8390 (Company Secretary)	(852) 2678 8530 (Investor Relations Manager)
E-mail:	cosec@clp.com.hk (Company Secretary)	IR_Dept@clp.com.hk (Investor Relations Manager)

Joanna Cheng
Receptionist, Head Office

	2004	2003	2002	2001	2000	1999D[1]	1999[1]	1998	1997	1996	1995
		(12 months ended 31 December)					(15 months)	(12 months ended 30 September)			
Generation (Including Affiliated Generating Companies)											
Installed capacity, MW	**8,263**	8,263	8,263	8,263	8,263	8,263	8,263	7,951	7,638	7,515	6,890
System maximum demand											
Local, MW	**6,329**	5,874	5,829	5,844	5,598	5,354	5,354	5,304	5,066	4,998	4,720
Annual increase, %	**7.7**	0.8	(0.3)	4.4	4.6	0.9[3]	0.9[2]	4.7	1.4	5.9	(0.2)
Local and the Chinese mainland, MW	**7,862**	7,646	6,897	7,062	6,828	5,455	5,455	5,422	5,184	5,088	6,083
Annual increase, %	**2.8**	10.9	(2.3)	3.4	25.2	0.6[3]	0.6[2]	4.6	1.9	(16.4)	2.2
System load factor, %	**50.2**	50.8	54.2	50.3	50.2	59.2	58.0	59.4	57.2	57.1	48.4
Generation by CAPCO stations, millions of kWh	**25,109**	23,690	22,531	20,747	19,955	18,543	23,682	20,030	18,305	17,694	18,756
Sent out, millions of kWh –											
From own generation	**23,809**	22,332	21,408	19,716	18,998	17,612	22,490	18,910	17,272	16,520	17,494
Net transfer from/(to)											
Hongkong Electric	–	(1)	–	–	–	(1)	(1)	–	–	18	(26)
Landfill gas generation	**1**	1	1	2	6	4	5	–	–	–	–
GNPS/GPSPS	**9,165**	9,968	9,784	9,961	9,735	9,333	10,499	7,825	7,361	7,467	6,755
Total	**32,975**	32,300	31,193	29,679	28,739	26,948	32,993	26,735	24,633	24,005	24,223
Fuel consumed, terajoules –											
Oil	**2,024**	1,671	1,358	1,286	1,244	2,163	2,872	3,164	3,129	5,520	5,999
Coal	**133,570**	152,987	100,645	82,248	74,472	55,218	69,396	88,572	64,965	120,027	169,350
Gas	**85,777**	59,367	92,912	95,403	93,139	102,959	133,142	87,650	99,123	42,915	–
Total	**221,371**	214,025	194,915	178,937	168,855	160,340	205,410	179,386	167,217	168,462	175,349
Cost of fuel, HK$ per gigajoule – Overall	**15.73**	13.56	16.77	16.19	17.24	17.83	17.53	15.61	18.21	13.22	11.89
Thermal efficiency, % based on units sent out	**38.7**	37.6	39.5	39.7	40.5	39.5	39.4	38.0	37.2	35.3	35.9
Plant availability, %	**88.4**	90.7	88.2	86.7	87.2	85.0	85.2	84.4	90.4	93.4	95.3
Transmission and Distribution											
Network, circuit kilometres											
400kV	**554**	538	534	534	534	534	534	528	528	448	422
132kV	**1,137**	1,079	1,019	963	937	936	936	935	917	908	873
66kV & 33kV	**301**	414	445	587	584	596	596	615	714	722	734
11kV	**9,963**	9,614	9,229	8,775	8,363	7,936	7,936	7,241	6,571	6,199	5,943
Transformers, MVA	**54,611**	53,684	52,863	51,624	49,576	48,845	48,845	47,397	46,325	44,981	43,021
Substations –											
Primary	**202**	196	195	199	193	194	194	196	198	196	191
Secondary	**12,215**	11,861	11,539	11,199	10,810	10,341	10,341	9,843	9,353	9,041	8,736
Employees and Productivity											
No. of SoC employees	**3,873**	3,915	3,865	3,640	3,590	3,928	3,928	4,122	4,460	5,905	6,198
Productivity, thousands of kWh per employee	**7,353**	7,207	7,385	7,455	6,998	6,247	7,731	5,798	4,441	3,688	3,445

1 In 1999, the financial year end of the Group was changed from 30 September to 31 December. The financial period in 1999 was therefore 15 months to 31 December 1999. The figures for the 12 months ended 31 December 1999 (1999D) are included to provide shareholders with comparative information to appraise the results for 1999.

2 For the 15 months ended 31 December 1999, the annual increase is the increase over the same period in 1998. This increase may not be comparable to the increases reported in the previous years.

3 The increases are the increase over the preceding 12 months.

4 The effective total tariff, including the one-off rebates in 2001, 2002, 2003 and 2004 is HK¢86.6 per unit, HK¢86.0 per unit, HK¢82.6 per unit and HK¢85.5 per unit respectively.

Ten-year Summary:
Scheme of Control Financial & Operating Statistics

CLP Power Hong Kong Limited and Castle Peak Power Company Limited

	2004	2003	2002	2001	2000	1999D[1]	1999[1]	1998	1997	1996	1995
		(12 months ended 31 December)					(15 months)	(12 months ended 30 September)			
SoC Financial Statistics, HK$M											
Combined Profit & Loss Statement											
Profit for SoC	**10,066**	9,889	10,307	9,781	9,770	9,372	11,905	9,809	7,714	7,049	6,202
Transfer (to)/from Development Fund	**(219)**	(572)	(1,420)	(1,201)	(1,386)	(1,040)	(1,497)	(1,556)	321	493	525
Permitted return	**9,847**	9,317	8,887	8,580	8,384	8,332	10,408	8,253	8,035	7,542	6,727
Less: Interest on											
Increase in customers' deposits	**–**	–	1	8	10	3	3	–	–	–	–
Long-term financing	**679**	679	818	1,005	1,170	1,179	1,479	1,246	1,283	1,138	813
Development Fund and Special provision account	**253**	287	319	305	280	236	290	158	134	174	215
Net return	**8,915**	8,351	7,749	7,262	6,924	6,914	8,636	6,849	6,618	6,230	5,699
Combined Balance Sheet											
Net assets employed											
Fixed assets	**69,882**	66,711	63,115	60,636	58,709	57,976	57,976	57,721	57,221	54,945	49,875
Current assets	**2,680**	1,948	1,650	1,636	1,705	2,441	2,441	3,822	3,131	2,095	2,019
	72,562	68,659	64,765	62,272	60,414	60,417	60,417	61,543	60,352	57,040	51,894
Less: current liabilities	**10,502**	10,431	11,335	9,615	7,978	7,017	7,017	7,983	9,100	7,981	8,060
Net assets	**62,060**	58,228	53,430	52,657	52,436	53,400	53,400	53,560	51,252	49,059	43,834
Exchange fluctuation account	**(34)**	(46)	38	49	128	88	88	31	6	(6)	(6)
	62,026	58,182	53,468	52,706	52,564	53,488	53,488	53,591	51,258	49,053	43,828
Represented by											
Shareholders' funds	**35,689**	33,568	28,906	28,074	27,515	27,292	27,292	26,768	25,641	23,385	22,428
Long-term loans and other borrowings	**15,084**	13,893	13,916	14,437	15,092	16,654	16,654	17,871	17,825	17,797	13,113
Deferred liabilities	**8,082**	7,585	6,604	6,252	6,268	6,222	6,222	6,424	6,360	5,945	5,868
Special provision account	**–**	176	670	766	766	–	–	–	–	–	–
Development Fund	**3,171**	2,960	3,372	3,177	2,923	3,320	3,320	2,528	1,432	1,926	2,419
	62,026	58,182	53,468	52,706	52,564	53,488	53,488	53,591	51,258	49,053	43,828
Other SoC Information											
Total electricity sales	**26,661**	25,677	25,770	24,725	24,163	23,086	28,550	22,491	20,602	18,268	16,733
Capital expenditure	**6,961**	7,273	5,861	5,172	3,671	3,021	3,720	3,090	4,857	7,129	8,664
Depreciation	**3,452**	3,439	3,164	3,026	2,803	2,697	3,360	2,522	2,277	1,797	1,624
SoC Operating Statistics											
Customers and Sales											
Number of Customers (thousand)	**2,160**	2,118	2,056	1,998	1,930	1,872	1,872	1,803	1,761	1,728	1,697
Sales analysis, millions of kWh											
Commercial	**11,086**	10,698	10,661	10,378	10,014	9,509	11,785	9,157	8,542	8,038	7,603
Manufacturing	**2,833**	2,856	3,085	3,245	3,488	3,423	4,270	3,776	3,928	4,162	4,344
Residential	**7,149**	7,180	6,930	6,752	6,608	6,435	7,854	6,524	5,811	5,724	5,382
Infrastructure and Public Services	**7,564**	7,301	7,036	6,575	6,197	5,779	7,207	5,424	4,736	4,395	4,059
Local	**28,632**	28,035	27,712	26,950	26,307	25,146	31,116	24,881	23,017	22,319	21,388
Export	**3,087**	3,008	2,175	1,581	1,181	633	781	601	557	520	1,728
Total Electricity Sales	**31,719**	31,043	29,887	28,531	27,488	25,779	31,897	25,482	23,574	22,839	23,116
Annual increase, %	**2.2**	3.9	4.8	3.8	6.6	0.0[3]	0.9[2]	8.1	3.2	(1.2)	3.6
Local consumption, kWh per person	**5,140**	5,072	5,066	5,004	4,865	4,730	5,730	4,730	4,501	4,482	4,405
Local sales, HK¢ per kWh (average)											
Basic tariff	**88.1**	88.4	88.5	88.6	88.6	89.1	89.2	89.1	86.3	82.4	77.3
Fuel clause charge/(rebate)	**(0.3)**	1.9	1.9	2.2	2.2	2.2	2.2	1.0	(1.3)	(4.5)	(4.5)
SoC rebate	**(0.6)**	(0.6)	(0.6)	(0.6)	(0.6)	(0.6)	(0.6)	(0.6)	(0.6)	(0.6)	(1.0)
Special rebate	**–**	(2.2)	(2.2)	(2.2)	(2.2)	(2.2)	(2.2)	(1.8)	(0.7)	–	–
Total	**87.2[4]**	87.5[4]	87.6[4]	88.0[4]	88.0	88.5	88.6	87.7	83.7	77.3	71.8
Annual basic tariff increase, %	**(0.3)**	(0.1)	(0.1)	0.0	(0.6)	(0.6)[3]	0.0[2]	3.2	4.7	6.6	7.4
Annual total tariff increase, %	**(0.3)**	(0.1)	(0.5)	0.0	(0.6)	(0.2)[3]	0.7[2]	4.8	8.3	7.7	11.1

	2004	2003	2002	2001	2000	1999D[1]	1999[1]	1998	1997	1996	1995
		(12 months ended 31 December)					(15 months)	(12 months ended 30 September)			
Ratios											
Return on equity, %											
incl. Hok Un redevelopment profit/ property disposal gain	**20.4**	19.9	19.7	21.0	17.2	17.5	17.9[4]	19.8	18.6	23.5	31.0
excl. Hok Un redevelopment profit/ property disposal gain	**19.5**	19.3	18.2	16.8	16.9	16.2	16.8[4]	16.0	18.6	23.5	24.0
Total debt to total capital, %	**29.8**	31.5	20.1	13.6	6.9	7.9	7.9	6.1	8.8	13.3	7.9
Interest cover, times	**11**	12	29	44	44	47	48	50	27	30	62
Dividend payout, %											
Ordinary	**60.8**	60.8	60.6	62.5	62.4	59.9	59.2	58.3	60.9	57.6	57.6
Total	**62.3**	62.0	63.7	70.1	80.8	63.2	61.7	66.2	60.9	57.6	56.8
Other Information											
Shareholders	**21,989**	22,107	21,829	20,376	16,915	17,432	17,432	18,806	19,831	21,575	19,971
Shares in issue (million)[2]	**2,408.25**	2,408.25	2,408.25	2,421.49	2,497.47	2,497.47	2,497.47	2,938.20	2,985.98	2,388.79	2,388.79
Employees											
SoC	**3,873**	3,915	3,865	3,640	3,590	3,928	3,928	4,122	4,460	5,905	6,198
Non-SoC	**760**	790	438	445	309	262	262	298	219	206	180
	4,633	4,705	4,303	4,085	3,899	4,190	4,190	4,420	4,679	6,111	6,378
Group generating capacity (owned/operated)[3], MW											
– by region											
Hong Kong	**6,908**	6,908	6,908	6,908	6,908	6,908	6,908	6,908	6,908	7,410	7,410
Chinese mainland	**3,163**	3,163	3,163	2,743	2,015	2,015	2,015	1,486	1,268	1,092	1,092
Asia-Pacific	**4,088**	3,803	2,675	2,151	1,048	838	838	710	–	–	–
	14,159	13,874	12,746	11,802	9,971	9,761	9,761	9,104	8,176	8,502	8,502
– by status											
Operational	**12,643**	11,752	11,164	10,097	8,266	8,180	8,180	7,740	6,926	6,627	6,002
Construction	**1,516**	2,122	1,582	1,705	1,705	1,581	1,581	1,364	1,250	1,875	2,500
	14,159	13,874	12,746	11,802	9,971	9,761	9,761	9,104	8,176	8,502	8,502

1 In 1999, the financial year end of the Group was changed from 30 September to 31 December. The financial period in 1999 was therefore 15 months to 31 December 1999. The figures for the 12 months ended 31 December 1999 (1999D) are included to provide shareholders with comparative information to appraise the results for 1999.

2 Share prices and number of shares in issue from 1995 to 2000 have been restated for the capitalisation issue of 1-for-5 bonus shares on 23 April 2001.

3 Group generating capacity (in MW) is incorporated on the following basis: a) CAPCO on 100% capacity as stations operated by CLP Power Hong Kong; b) PSDC on 100% as having right to use and c) other stations on the proportion of the Group's equity interests.

4 The return on equity has been determined on an annualised basis.

Total Assets



HK$M
95
96
97
98
99D
00
01
02
03
04
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
Other Assets
Investments in Associated Companies
Investments in Jointly Controlled Entities
Other Fixed Assets
SoC (CLP Power HK) Fixed Assets

Shareholders' Funds



HK$M
95
96
97
98
99D
00
01
02
03
04
HK$
50,000
45,000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
20
18
16
14
12
10
8
6
4
2
Shareholders' Funds
Shareholders' Funds per Share

Ten-year Summary: CLP Group Financial & Operating Statistics

	2004	2003	2002	2001	2000	1999D[1]	1999[1]	1998	1997	1996	1995
		(12 months ended 31 December)					(15 months)	(12 months ended 30 September)			
Consolidated Operating Results, HK$M											
SoC revenue	**26,773**	25,739	25,844	24,806	24,224	23,168	28,642	22,547	20,638	18,295	16,758
Other revenue	**4,011**	2,509	290	193	227	338	393	333	262	239	202
Turnover	**30,784**	28,248	26,134	24,999	24,451	23,506	29,035	22,880	20,900	18,534	16,960
Operating profit	**8,104**	6,612	6,836	5,948	6,191	5,859	7,622	6,437	3,918	3,559	3,208
SoC earnings	**6,788**	6,281	5,814	5,422	5,147	5,064	6,317	4,971	4,760	4,455	4,067
Non-SoC operating earnings	**1,671**	1,600	998	531	504	596	761	528	403	381	321
Unallocated net finance (costs)/income	**(61)**	(63)	(54)	11	93	587	837	1,148	611	-	-
Unallocated Group expenses	**(157)**	(371)	(200)	(105)	(78)	(84)	(106)	(52)	-	-	-
Total operating earnings	**8,241**	7,447	6,558	5,859	5,666	6,163	7,809	6,595	5,774	4,836	4,388
Impairment losses on investments	**-**	-	-	-	(1,030)	-	-	-	-	-	-
Hok Un redevelopment profit/ property disposal gain	**373**	240	546	1,468	1,132	498	520	1,543	-	-	1,286
Total earnings	**8,614**	7,687	7,104	7,327	5,768	6,661	8,329	8,138	5,774	4,836	5,674
Ordinary dividends	**5,009**	4,527	3,974	3,664	3,537	3,693	4,623	3,848	3,514	2,787	2,528
Special dividends	**361**	241	554	1,469	1,124	520	520	1,538	-	-	697
Total dividends	**5,370**	4,768	4,528	5,133	4,661	4,213	5,143	5,386	3,514	2,787	3,225
Capital expenditure	**5,823**	5,594	4,935	4,653	3,402	2,716	3,148	1,921	2,618	3,037	3,396
Depreciation	**2,529**	2,357	1,749	1,624	1,474	1,374	1,704	1,270	1,155	1,002	888
Consolidated Balance Sheet, HK$M											
SoC fixed assets	**42,415**	39,258	36,273	33,197	30,347	28,624	28,624	27,268	26,720	25,375	23,407
Other fixed assets	**15,333**	14,899	277	380	345	279	279	235	197	132	130
	57,748	54,157	36,550	33,577	30,692	28,903	28,903	27,503	26,917	25,507	23,537
Investments in jointly controlled entities	**14,998**	14,687	18,982	15,867	12,155	11,002	11,002	8,065	5,961	5,256	5,065
Investments in associated companies	**1,640**	1,593	1,426	1,216	1,173	2,156	2,156	1,952	-	-	-
Other non-current assets	**30**	(56)	1,425	1,925	1,837	773	773	-	-	-	-
Current assets	**6,383**	5,451	2,510	1,704	3,821	2,862	2,862	17,615	20,454	3,696	2,054
Total assets	**80,799**	75,832	60,893	54,289	49,678	45,696	45,696	55,135	53,332	34,459	30,656
Total assets less current liabilities	**71,121**	66,927	53,725	46,933	44,285	41,339	41,339	49,873	47,417	29,285	24,948
SoC business	**8,642**	7,451	6,742	4,240	2,433	2,778	2,778	2,744	3,903	3,319	1,670
Non-SoC business											
Yallourn Energy & GPEC	**7,503**	8,051	-	-	-	-	-	-	-	-	-
Others	**2,629**	3,195	2,555	1,327	145	-	-	-	-	-	-
Total borrowings	**18,774**	18,697	9,297	5,567	2,578	2,778	2,778	2,744	3,903	3,319	1,670
Shareholders' funds	**44,199**	40,241	36,888	35,232	34,614	32,471	32,471	41,887	40,442	21,716	19,527
Per Share Data, HK$											
Shareholders' funds per share	**18.35**	16.71	15.32	14.55	13.86	13.00	13.00	14.26	13.54	9.09	8.18
Earnings per share											
Operating	**3.42**	3.09	2.72	2.36	2.27	2.17	2.73	2.22	2.10	2.02	1.83
Total	**3.58**	3.19	2.95	2.95	2.31	2.34	2.92	2.73	2.10	2.02	2.38
Dividends per share											
Ordinary	**2.080**	1.880	1.650	1.490	1.417	1.367	1.684	1.300	1.233	1.167	1.058
Special	**0.150**	0.100	0.230	0.610	0.450	0.208	0.208	0.517	-	-	0.292
Total	**2.230**	1.980	1.880	2.100	1.867	1.575	1.892	1.817	1.233	1.167	1.350
Share closing price [2]											
Highest	**45.300**	37.700	33.000	34.833	32.417	34.917	36.250	36.667	37.583	34.667	35.417
Lowest	**36.500**	31.300	29.500	29.350	24.125	28.333	28.333	24.875	27.333	26.667	25.333
As at year-end/period-end	**44.700**	37.000	31.400	29.750	32.417	29.833	29.833	31.500	35.500	30.000	33.333

The calculations shown below are in accordance with the SoC and the agreements between the SoC Companies. The calculations are extracted from the audited accounts of CLP Power Hong Kong for the year ended 31 December 2004, upon which the auditors have expressed an unqualified opinion.

	2004 HK$M	2003 HK$M
SoC Revenue	**26,773**	25,739
Expenses		
Operating costs	**3,166**	2,817
Fuel	**3,482**	2,901
Purchases of nuclear electricity	**4,763**	5,134
Depreciation	**3,452**	3,439
Deferral premium	**176**	494
Operating interest	**415**	459
Taxation	**1,967**	1,652
	17,421	16,896
Profit after taxation	**9,352**	8,843
Interest on increase in customers' deposits	**–**	–
Interest on long-term financing	**679**	679
Adjustments required under the SoC (including share of profit on sale of electricity to the Chinese mainland attributable to the SoC Companies)	**35**	367
Profit for SoC	**10,066**	9,889
Transfer to Development Fund	**(219)**	(572)
Permitted return	**9,847**	9,317
Deduct interest		
On increase in customers' deposits	**–**	–
On long-term financing as above	**679**	679
On Development Fund and special provision account transferred to rate reduction reserve	**253**	287
	932	966
Net return	**8,915**	8,351
Divisible as follows:		
CLP Power Hong Kong	**5,363**	4,895
CAPCO	**3,552**	3,456
	8,915	8,351
CLP Power Hong Kong's share of net return		
CLP Power Hong Kong	**5,363**	4,895
Interest in CAPCO	**1,425**	1,386
	6,788	6,281

CLP Power Hong Kong Limited and Castle Peak Power Company Limited

Overview

In Hong Kong, CLP Power Hong Kong Limited (CLP Power Hong Kong) operates a vertically integrated electricity generation, transmission and distribution business. The generating plants in Hong Kong are owned by Castle Peak Power Company Limited (CAPCO), which is 40% owned by CLP Power Hong Kong and 60% owned by ExxonMobil Energy Limited. CLP Power Hong Kong builds and operates CAPCO's power stations under contract and is the sole customer for CAPCO's electricity which CLP Power Hong Kong transmits and distributes to its customers in Kowloon and the New Territories. CLP Power Hong Kong owns the transmission and distribution network.

Since the financial year 1964, the electricity-related operations of CLP Power Hong Kong and CAPCO (the SoC Companies) have been governed by a Scheme of Control (SoC) Agreement with the Hong Kong Government. The SoC specifies the SoC Companies' obligations to supply adequate and reliable electricity supplies to customers at the lowest reasonable cost and the mechanism for the Government to monitor their financial affairs and operating performance. In return, CLP Power Hong Kong is allowed to charge tariffs designed to recover the operating costs (including tax) and allowed net return of the SoC Companies. The current agreement, which took effect from 1 October 1993, covers the period to 30 September 2008.

Permitted and Net Return

The permitted and net return that the SoC Companies are allowed under the SoC are calculated as follows:

- The annual permitted return is 13.5% of the SoC Companies' average net fixed assets relating to the electricity business in Hong Kong; plus a further 1.5% on the average net fixed assets financed by shareholders' investments and acquired after 30 September 1978.

- Any difference between the permitted return and the profit for SoC operations is transferred to or from a Development Fund. The Development Fund does not form part of distributable shareholders' funds and is, in effect, a liability owing to customers carried in CLP Power Hong Kong's books.

- Four charges are deducted from the permitted return. First, shareholders of the SoC Companies pay interest up to a maximum of 8% per annum on borrowed capital arranged for financing fixed assets. Second, shareholders of CLP Power Hong Kong pay a charge of 8% per annum on the sum of the average balances of the Development Fund and special provision account. This charge is credited to a rate reduction reserve in CLP Power Hong Kong's books and is applied as rebates to customers. By a Supplemental Agreement which took effect from 1 October 1998, two more charges have been introduced. Third, shareholders of the SoC Companies pay an excess capacity adjustment of 13.5% on the average excess capacity expenditure less an allowed interest charge up to 8% per annum on the average excess capacity expenditure. This excess capacity adjustment will only apply to additional generating units installed after the SoC Companies' Black Point Units 7 and 8 are commissioned. Fourth, shareholders of CLP Power Hong Kong pay interest up to 8% per annum on the increase in average balance of the customers' deposits in excess of the balance as at 30 September 1998.

- The net return is the permitted return less the deductions. The rate of return on average net fixed assets of the SoC Companies for the year ended 31 December 2004 was 13.05% (2003: 12.87%).

The net return is divided between the SoC Companies in accordance with the provisions of the agreements between the SoC Companies and ExxonMobil International Holdings Inc. These provisions state that each company will receive that proportion of the total net return represented by the net return that company would receive if it were the only company under the SoC and the net return were calculated solely on the basis of its own accounts. In year 2004, 60% (2003: 59%) of the net return was allocated to CLP Power Hong Kong and 40% (2003: 41%) to CAPCO. If the actual profit for the SoC, when added to the amount available for transfer from the Development Fund is less than the permitted return, the share of any such deficit to be borne by CAPCO is limited to 20%.

32. Financial Assistance to Affiliated Companies and their Proforma Combined Balance Sheet (Rule 13.22 of the Listing Rules)

As at 31 December 2004, the Group had made loan and advances totalling HK$6,681 million to certain affiliated companies. Affiliated companies include the Group's jointly controlled entities and associated companies. This amount exceeds 8% of the total assets of the Group. In accordance with Rule 13.22 of the Listing Rules, a proforma combined balance sheet of those affiliated companies with financial assistance from the Group and the Group's attributable interest in those affiliated companies as at 31 December 2004 are presented below:

	Proforma Combined Balance Sheet HK$M	Group's Attributable Interest HK$M
Non-current assets	**29,191**	**11,836**
Current assets	**1,648**	**665**
Current liabilities	**(4,100)**	**(1,657)**
Non-current liabilities	**(9,958)**	**(4,022)**
Shareholders' loan and advances	**(16,316)**	**(6,681)**
	465	**141**

The proforma combined balance sheet of the affiliated companies is prepared by combining their balance sheets, after making adjustments to conform with the Group's significant accounting policies and regrouping into significant balance sheet classification, as at 31 December 2004.

33. Approval of Accounts

The accounts were approved by the Board of Directors on 28 February 2005.

31. Related Party Transactions

In the normal course of business, the Group undertakes on an arm's length basis a wide variety of transactions with related parties. The more significant of such transactions during the year ended 31 December 2004 are described below:

(A) Purchases of electricity

	2004 HK$M	2003 HK$M
Purchases of electricity from CAPCO (I)	**10,923**	10,431
Purchases of nuclear electricity (II)	**4,763**	5,134
Pumped storage service fee (III)	**369**	308
	16,055	15,873

(I) Under the Electricity Supply Contract between CLP Power Hong Kong and CAPCO, CLP Power Hong Kong is obliged to purchase all of CAPCO's generating capacity. The Electricity Supply Contract provides that the price paid by CLP Power Hong Kong to CAPCO is sufficient to cover all of CAPCO's operating expenses, including fuel cost, depreciation, interest expenses and current and deferred taxes, as well as CAPCO's share of the return permitted under the SoC.

(II) Under the offtake and resale contracts, CLP Power Hong Kong is obliged to purchase the Group's 25% equity share of the output from Guangdong Daya Bay Nuclear Power Station (GNPS) and an additional 45% of such output from Guangdong Nuclear Investment Company, Limited. The price paid by CLP Power Hong Kong for electricity generated by GNPS throughout the terms of the power purchase agreements is determined by a formula based on GNPS's operating costs and a calculation of profits by reference to shareholders' funds and the capacity factor for that year.

(III) Under a capacity purchase contract, Hong Kong Pumped Storage Development Company, Limited (PSDC) has the right to use 50% of the 1,200MW capacity of Phase 1 of the Guangzhou Pumped Storage Power Station. CLP Power Hong Kong has entered into a contract with PSDC to make use of this capacity. The price paid by CLP Power Hong Kong to PSDC is sufficient to cover all of PSDC's operating expenses and net return. PSDC's net return is based on a percentage of its net fixed assets in a manner analogous to the SoC.

(B) In accordance with the CAPCO Operating Service Agreement between CLP Power Hong Kong and CAPCO, CLP Power Hong Kong is responsible to CAPCO for the efficient and proper construction, commissioning, operation and maintenance of the electricity generating facilities of CAPCO. In return, CAPCO reimburses CLP Power Hong Kong for all costs incurred in performance of the agreement. The charges from CLP Power Hong Kong to CAPCO during the year amounted to HK$1,071 million (2003: HK$1,025 million) and a portion of the charges which is accounted for as operating expenses by CAPCO is covered under the Electricity Supply Contract referred to in (I) above.

29. Commitments

(A) Capital expenditure authorised but not brought into the accounts is as follows:

	Group		Company	
	2004	2003	**2004**	2003
	HK$M	HK$M	**HK$M**	HK$M
Contracted but not provided for	**2,207**	2,984	**–**	–
Authorised but not contracted for	**9,670**	9,411	**2**	10
	11,877	12,395	**2**	10

(B) Under the Equity Contribution Agreement and its amendment agreement relating to the BLCP Power project, the Group is required to make equity contributions of US$165 million. As at 31 December 2004, the Group's obligation as to US$17 million (approximately HK$132 million) had been fulfilled. The remainder will be contributed by 2007.

(C) In respect of the investment in Changdao wind power project, the Group is required to contribute share capital of RMB45 million. The first contribution of RMB7 million (approximately HK$6 million) was made in early February 2005, with the remainder to be contributed by the end of 2005.

(D) Pursuant to the relevant loan agreements for the refinancing of Yallourn Energy, shareholders of CLP AusPower Pty Limited (formerly known as AusPower Holdings Pty Limited), the immediate holding company of Yallourn Energy, agreed to provide the senior debt lenders with contingent equity support up to A$200 million for a five-year period from 27 February 2001. Mandatory contribution of contingent equity depends on certain minimum requirements regarding the availability of cash flows for debt service, measured every six months. As at 31 December 2004, A$80 million (approximately HK$460 million) had been contributed by the Group, with A$120 million of commitment still outstanding.

Owing primarily to continued high capital expenditure requirements and a slightly lower than expected revenue this year, Yallourn Energy forecasts that the additional contingent equity support will need to be provided in 2005.

30. Contingent Liabilities

(A) GPEC has obtained payment for some of its receivables from GEB through bill discounting with recourse. The potential effect on the Group as at 31 December 2004 if these financing arrangements are not settled by GEB is that GPEC would be required to pay HK$653 million (2003: HK$538 million). There is no recourse to the Group beyond GPEC from these arrangements and to date there has been no incident where recourse to GPEC has been necessary.

The Directors are of the opinion that no provision is required to be made in the financial statements in respect of this matter.

(B) In June 2004, Shandong Zhonghua Power Company, Ltd. completed refinancing its loans procured in 1998 with new term loan facilities. Formal release of the undertakings given by the Company under the previous facilities was obtained from the lenders in October 2004 and there was no undertaking required from the Group under the new arrangements.

28. Notes to the Consolidated Cash Flow Statement

Reconciliation of profit before taxation to net cash inflow from operations:

	2004 HK$M	2003 HK$M
Profit before taxation	**10,725**	9,764
Adjustments for:		
Operating interest	**828**	622
Finance income	**(63)**	(48)
Hok Un redevelopment profit	**(187)**	(291)
Share of profits less losses of jointly controlled entities	**(3,181)**	(3,399)
Share of profits less losses of associated companies	**(236)**	(102)
Depreciation	**2,529**	2,357
Amortisation of goodwill and negative goodwill	**(44)**	(40)
Impairment loss on fixed assets	**–**	9
Net loss on disposal of fixed assets	**212**	152
Capital gain arising from disposal of properties	**(214)**	–
Net loss on other investments	**38**	16
Realised gain on retirement benefit plan assets	**–**	(17)
Hedging costs and exchange gains/losses	**52**	32
SoC items		
Increase in customers' deposits	**241**	194
(Decrease)/Increase in fuel clause account	**(152)**	894
One-off rebates	**(479)**	(1,368)
Rebate to customers under SoC	**(177)**	(173)
Business relief rebate	**(1)**	(42)
Special rebate	**(15)**	(634)
	(583)	(1,129)
Operating profit before working capital changes	**9,876**	7,926
Decrease/(Increase) in debtors and prepayments	**1,695**	(158)
Increase in creditors and other liabilities	**95**	29
Increase in dividend receivable from a jointly controlled entity	**(196)**	–
Increase in current accounts due to jointly controlled entities	**32**	61
Net cash inflow from operations	**11,502**	7,858

27. Deferred Taxation

Deferred taxation is calculated in full on temporary differences under the liability method using the taxation rates enacted or substantively enacted by the balance sheet date in the respective jurisdictions.

The movement in the deferred tax assets and liabilities (prior to offsetting of balances within the same taxation jurisdiction) during the year is as follows:

Deferred tax assets (prior to offset)

	Tax Losses		Accruals and Provisions		Others		Total	
	2004 HK$M	2003 HK$M	**2004 HK$M**	2003 HK$M	**2004 HK$M**	2003 HK$M	**2004 HK$M**	2003 HK$M
As at 1 January	**3,840**	–	**236**	–	**91**	–	**4,167**	–
Acquisition of subsidiaries	**–**	2,909	**–**	170	**–**	73	**–**	3,152
Fair value adjustments	**–**	–	**1**	(22)	**–**	1	**1**	(21)
(Charged)/credited to profit and loss account	**(130)**	240	**87**	53	**18**	16	**(25)**	309
Exchange differences	**141**	691	**14**	35	**5**	1	**160**	727
As at 31 December	**3,851**	3,840	**338**	236	**114**	91	**4,303**	4,167

Deferred tax liabilities (prior to offset)

	Accelerated Tax Depreciation		Withholding/ Dividend Distribution Tax		Others		Total	
	2004 HK$M	2003 HK$M	**2004 HK$M**	2003 HK$M	**2004 HK$M**	2003 HK$M	**2004 HK$M**	2003 HK$M
As at 1 January	**(7,278)**	(3,610)	**(323)**	–	**(228)**	–	**(7,829)**	(3,610)
Acquisition of subsidiaries	**–**	(2,194)	**–**	(222)	**–**	(150)	**–**	(2,566)
Fair value adjustments	**–**	–	**2**	(3)	**–**	–	**2**	(3)
(Charged)/credited to profit and loss account	**(361)**	(623)	**(21)**	(97)	**9**	(40)	**(373)**	(760)
Effect of change in tax rate	**–**	(338)	**–**	–	**–**	–	**–**	(338)
Exchange differences	**(114)**	(513)	**(22)**	(1)	**(8)**	(38)	**(144)**	(552)
As at 31 December	**(7,753)**	(7,278)	**(364)**	(323)	**(227)**	(228)	**(8,344)**	(7,829)

Deferred tax balances predominantly comprise non-current items. Deferred tax assets and liabilities are netted off when the taxes relate to the same taxation authority and where offsetting is legally enforceable. The following amounts, determined after appropriate offsetting, are shown separately in the consolidated balance sheet:

	2004 HK$M	2003 HK$M
Deferred tax assets	**1,043**	952
Deferred tax liabilities	**(5,084)**	(4,614)
	(4,041)	(3,662)

As at 31 December 2004, the Group's bank loans and other borrowings were repayable as follows:

	Bank Loans		Other Borrowings		Total	
	2004	2003	**2004**	2003	**2004**	2003
	HK$M	HK$M	**HK$M**	HK$M	**HK$M**	HK$M
within one year	**1,178**	1,095	**–**	–	**1,178**	1,095
between one and two years	**2,973**	770	**2,340**	–	**5,313**	770
between two and five years	**6,027**	8,356	**–**	2,340	**6,027**	10,696
after five years	**1,916**	2,796	**4,340**	3,340	**6,256**	6,136
	12,094	13,017	**6,680**	5,680	**18,774**	18,697

The total borrowings of HK$18,774 million as at 31 December 2004 (2003: HK$18,697 million) comprised the following:

(i) US Dollar Notes of HK$2,340 million (2003: HK$2,340 million) with a coupon rate of 7.50% (2003: 7.50%) per annum; this liability was fully swapped into Hong Kong Dollars, at an average fixed rate of 7.07% per annum;

(ii) Under the MTN programme,

(a) US Dollar Notes of HK$2,340 million (2003: HK$2,340 million) with a coupon rate of 6.25% per annum; this liability was fully swapped into Hong Kong Dollars, with HK$1,000 million further swapped into 5-year fixed rate of 6.12% per annum and the balance kept at floating rate;

(b) Hong Kong Dollar Notes of HK$2,000 million (2003: HK$1,000 million) with coupon rates ranging from 4.28% to 5.00% per annum (2003: 4.45% to 5.00% per annum);

(iii) Australian dollar bank loans of HK$6,226 million (2003: HK$9,336 million), with interest rates at a fixed margin over Australian Bank Bill Swap Rates. HK$6,106 million (2003: HK$6,444 million) of the loans were attributed to Yallourn Energy, with about 80% swapped into fixed rate on a rolling 5-year basis and secured by a fixed and floating charge over the assets of Yallourn Energy;

(iv) Bank loans of HK$1,397 million (2003: HK$1,607 million), which are principally floating rate loans, were attributed to GPEC. Over half of this liability was in Indian Rupees after currency swaps, with the remaining amount in Euros. Part of the loans (HK$512 million) are secured by a fixed and floating charge over the assets of GPEC; and

(v) Others include floating rate loans of HK$4,469 million (2003: HK$2,070 million) and a fixed rate bank loan of HK$2 million (2003: HK$4 million).

25. Share Capital

	2004 Number of Shares of HK$5 Each	2004 Amount HK$M	2003 Number of Shares of HK$5 Each	2003 Amount HK$M
Authorised, as at 31 December	**3,000,000,000**	**15,000**	3,000,000,000	15,000
Issued and fully-paid, as at 31 December	**2,408,245,900**	**12,041**	2,408,245,900	12,041

There was no movement in the share capital of the Company during the year (2003: nil).

26. Bank Loans and Other Borrowings

	Group		Company	
	2004 HK$M	2003 HK$M	**2004 HK$M**	2003 HK$M
Total facilities available				
Bank overdrafts	**713**	703	**–**	–
Bank loans	**19,765**	21,610	**6,706**	7,000
US Dollar Notes due 2006 (US$300 million)	**2,340**	2,340	**–**	–
Notes issued under MTN programme *(note a)*	**4,340**	3,340	**–**	–
	27,158	27,993	**6,706**	7,000

Notes:

(a) *Includes only the amount of the Notes issued up to the balance sheet date.*

(b) Of the total bank loan facilities available to the Group, HK$17,489 million (2003: HK$19,326 million) are committed.

	Group		Company	
	2004 HK$M	2003 HK$M	**2004 HK$M**	2003 HK$M
Bank loans and other borrowings				
Unsecured	**12,156**	11,633	**2,206**	2,776
Secured	**6,618**	7,064	**–**	–
	18,774	18,697	**2,206**	2,776
Short-term loans	**(422)**	(567)	**–**	–
Current portion of long-term loans and other borrowings	**(756)**	(528)	**–**	–
	17,596	17,602	**2,206**	2,776
The analysis of the above is as follows:				
Bank loans				
Wholly repayable within five years	**6,908**	7,082	**2,206**	2,776
Not wholly repayable within five years	**5,186**	5,935	**–**	–
	12,094	13,017	**2,206**	2,776
Other borrowings				
Wholly repayable within five years	**2,340**	2,340	**–**	–
Not wholly repayable within five years	**4,340**	3,340	**–**	–
	6,680	5,680	**–**	–
	18,774	18,697	**2,206**	2,776

22. Trade and Other Receivables (continued)

The aging analysis of the trade receivables, after provisions, as at 31 December is as follows:

	2004 HK$M	2003 HK$M
Below 30 days	**2,332**	2,011
31-60 days	**15**	169
61-90 days	**7**	40
Over 90 days	**22**	981
	2,376	3,201

Trade and other receivables attributed to GPEC and Yallourn Energy amounted to HK$1,610 million (2003: HK$3,153 million). GPEC has obtained payment for some of its receivables from GEB through bill discounting with recourse. Details of these financing arrangements are disclosed in Note 30(A).

23. Fuel Clause Account

Costs of fuel consumed by CLP Power Hong Kong are passed on to the customers. The variations between the actual cost of fuel and the fuel cost billed are captured in the Fuel Clause Account. The balance on the account (inclusive of interest) represents amounts over-recovered and is an amount due to customers of CLP Power Hong Kong.

24. Trade and Other Payables

	2004 HK$M	2003 HK$M
Group		
Trade payables (aging analysis is shown below)	**2,064**	1,719
Other payables and accruals	**1,053**	1,152
Current accounts with jointly controlled entities	**1,099**	1,123
	4,216	3,994
Company		
Creditors	**66**	72
Current accounts with subsidiary companies	**18**	6
	84	78

The aging analysis of the trade payables as at 31 December is as follows:

	2004 HK$M	2003 HK$M
Below 30 days	**2,043**	1,671
31-60 days	**2**	41
61-90 days	**4**	7
Over 90 days	**15**	–
	2,064	1,719

21. Bank Balances, Cash and Other Liquid Funds

	2004 HK$M	2003 HK$M
Trust fund for unclaimed dividends (A)	**16**	21
Trust accounts under TRAA (B)	**549**	131
Short-term investments and bank deposits	**1,857**	549
Bank balances and cash	**98**	86
	2,520	787

(A) As part of the restructuring arrangements in relation to the transfer of HK$10,116,789,910 from the share premium account to distributable reserves approved by the court in 2002, a trust fund was set up to cover unclaimed dividends. The Company has an obligation to pay such dividends until they can be forfeited after 6 years from the date they were declared.

(B) Pursuant to a Trust and Retention Account Agreement (TRAA) between GPEC and its lenders, GPEC is required to deposit receipts from its off-taker, Gujarat Electricity Board (GEB), into various trust accounts for fuel, operating and major maintenance expenses and debt service payments.

22. Trade and Other Receivables

	2004 HK$M	2003 HK$M
Group		
Trade receivables (aging analysis is shown below)	**2,376**	3,201
Deposits and prepayments	**986**	1,161
Dividend receivable from a jointly controlled entity	**196**	–
Current accounts with jointly controlled entities	**6**	62
	3,564	4,424
Company		
Debtors, deposits and prepayments	**6**	7
Current accounts with subsidiary companies	**3**	1
	9	8

The Group has established credit policies for customers in each of its core businesses. CLP Power Hong Kong's credit policy in respect of receivables arising from its principal electricity business is to allow customers to settle their electricity bills within 15 to 17 days after issue. Customers' receivable balances are generally secured by cash deposits or bank guarantees. For Yallourn Energy and GPEC, the credit term for trade receivables ranges from 30 to 60 days.

20. Investments in Associated Companies

	2004 HK$M	2003 HK$M
Electricity Generating Public Company Limited (A)		
Share of net assets other than goodwill	**1,489**	1,346
Unamortised goodwill on acquisition	**151**	163
	1,640	1,509
PowerCom Network Hong Kong Limited (B)		
Share of net losses	**–**	(3)
Unamortised goodwill on acquisition	**–**	87
	–	84
	1,640	1,593

The purchased goodwill of associated companies is amortised on a straight-line basis over its estimated useful economic life of 10 to 16 years. Movement of goodwill is shown as below:

	2004 HK$M	2003 HK$M
Gross amount	**1,386**	1,373
Accumulated amortisation	**(1,136)**	(1,056)
Balance at beginning of year	**250**	317
Disposal	**(85)**	–
Amortisation charge	**(17)**	(31)
Impairment charge	**–**	(49)
Exchange differences	**3**	13
Gross amount	**1,255**	1,386
Accumulated amortisation	**(1,104)**	(1,136)
Balance at end of year	**151**	250

(A) Electricity Generating Public Company Limited (EGCO) is 22.4% (2003: 22.4%) owned by the Group and is incorporated and listed in Thailand. Its principal activity is the generation of electricity for supply to the Electricity Generating Authority of Thailand. The Group has nominated 4 directors to the EGCO Board out of the total of 15 Board members. The market value as at 31 December 2004 was HK$1,769 million (2003: HK$2,080 million).

(B) The Group completed the sale of its 19% equity interest in PowerCom Network Hong Kong Limited to Hutchison Global Communications Holdings Limited (HGCH, formerly known as Vanda Systems & Communications Holdings Limited) in exchange for the issue of shares in HGCH in March 2004. The Group then placed 37.7% of those shares and sold its remaining interest in HGCH in July 2004.

19. Investments in Jointly Controlled Entities (continued)

(G) The Group entered into a joint venture agreement with a wholly-owned subsidiary company of Cheung Kong (Holdings) Limited in 1991 to develop the Hok Un site at Hung Hom (named Laguna Verde). Under the agreement, the Group has the right to share 50% of profits arising from the project, with a minimum overall profit guaranteed by the subsidiary company of Cheung Kong (Holdings) Limited which also provides all the necessary funding.

In 1999, the joint venture obtained an additional Plot Ratio from the Hong Kong Government. Under a separate agreement with the subsidiary company of Cheung Kong (Holdings) Limited, the Group shares 50% of the net proceeds of sale from this additional gross floor area and bears 50% of associated land premium, development and marketing costs.

(H) Hong Kong Pumped Storage Development Company, Limited is 49% owned by the Group and is incorporated in Hong Kong. This company has the right to use 50% of the capacity of Phase I of the Guangzhou Pumped Storage Power Station in Guangdong Province until 2034.

(I) The Group's other investments include:

- 41.5% interest in a number of hydro power projects in Huaiji County, Guangdong Province;

- 50% interest in a joint venture undertaken with a subsidiary company of Cheung Kong (Holdings) Limited in Hong Kong to provide second mortgage financing to purchasers of Laguna Verde;

- 49% interest in CLP Guohua Shenmu, which is incorporated in the Chinese mainland and holds an interest in a coal-fired power station, Shenmu Power Station, with an installed capacity of 200MW. Goodwill is amortised over 18 years from the date of acquisition;

- 40% interest in Ho-Ping Power Services Corporation to provide operation and maintenance services to Ho-Ping; and

- 50% interest in BLCP Power Limited (BLCP), which owns and will operate a 1,434MW coal-fired power station currently under construction in Thailand. Goodwill associated with the acquisition of BLCP is to be amortised over a period of 25 years from the date of commercial operation, which is the term of the power purchase agreement signed with Electricity Generating Authority of Thailand.

The advances to jointly controlled entities are unsecured, interest free and have no fixed repayment terms except for an advance of HK$253 million (2003: HK$302 million) to a joint venture undertaken with a subsidiary company of Cheung Kong (Holdings) Limited, of which HK$50 million (2003: HK$25 million) bears interest of 2.0% (2003: 5.0%) per annum.

(C) The Group has an interest in 40% of the issued share capital of Ho-Ping Power Company (Ho-Ping), a company which is incorporated in Taiwan. This company constructed, owns and operates a coal-fired power station and an associated 53km of 345kV transmission line at Ho-Ping in eastern Taiwan. Unit 1 and Unit 2 of the plant commenced operation in June and September 2002 respectively. All power generated is supplied to Taiwan Power Company (Taipower), the government-owned utility of Taiwan. Goodwill associated with the acquisition of Ho-Ping is amortised over a period of 25 years, which is the term of the power purchase agreement signed with Taipower.

(D) CLP Guohua Power Company Limited, the joint stock company with 51% owned by Beijing Guohua Electric Power Corporation and 49% by the Group, is incorporated in the Chinese mainland. It holds interests in three coal-fired power stations, namely Beijing Yire Power Station in Beijing, Panshan Power Station in Tianjin and Sanhe Power Station in Hebei, with a combined installed capacity of 2,100MW, of which the joint stock company owns 1,285 equity MW. Goodwill is amortised over 20 years from the date of acquisition.

(E) Shandong Zhonghua Power Company, Ltd. is 29.4% owned by the Group and is incorporated in the Chinese mainland. This company owns four power stations (namely Shiheng I, Shiheng II, Heze II and Liaocheng) totalling 3,000MW. All power generated is for supply to the Shandong power grid.

(F) Guizhou CLP Power Company Limited (Guizhou CLP Power) is 70% owned by the Group and is incorporated in the Chinese mainland. This company constructed and operates a coal-fired power station, Anshun II Power Station, in Guizhou with an installed capacity of 600MW. The plant was in trial operation in 2003, and commenced commercial operations of Unit 1 and Unit 2 in March and November 2004 respectively. All power generated is for supply to the Guizhou power grid.

Under the joint venture agreement, none of the joint venture partners has unilateral control over the economic activity of Guizhou CLP Power; and hence, the Group's interest is accounted for as jointly controlled entity. In view of the significant shareholding in this investment, an extract of the management accounts of Guizhou CLP Power, after making adjustments to conform with the Group's significant accounting policies, for the years ended 31 December is set out as follows:

	2004 **HK$M**	2003 HK$M
Results for the year		
Turnover	**604**	104
Profit/(Loss) before taxation	**81**	(4)
Group's share of profit/(loss) before taxation	**57**	(3)
Net assets as at year end		
Fixed assets	**2,240**	2,132
Current assets	**295**	92
Current liabilities	**(153)**	(318)
Long-term liabilities	**(1,717)**	(1,768)
	665	138

19. Investments in Jointly Controlled Entities (continued)

In view of the significance of this investment, an extract of the accounts of CAPCO for the years ended 31 December is set out as follows:

	2004 HK$M	2003 HK$M
Results for the year		
Turnover	**11,025**	10,523
Profit before taxation	**4,420**	4,278
Group's share of profit before taxation	**1,773**	1,716
Net assets as at year end		
Fixed assets	**27,467**	27,449
Current assets	**1,591**	1,536
Current liabilities	**(3,915)**	(4,348)
Deferred taxation	**(2,847)**	(2,827)
Long-term liabilities	**(6,684)**	(7,011)
	15,612	14,799

(B) Guangdong Nuclear Power Joint Venture Company, Limited (GNPJVC) is 25% owned by the Group and 75% owned by Guangdong Nuclear Investment Company, Limited and is incorporated in the Chinese mainland. This company constructed and operates the Guangdong Daya Bay Nuclear Power Station and its principal activity is the generation of electricity for supply to Hong Kong and Guangdong Province.

In view of the significance of this investment, an extract of the management accounts of GNPJVC, after making adjustments to conform with the Group's significant accounting policies, for the years ended 31 December is set out as follows:

	2004 HK$M	2003 HK$M
Results for the year		
Turnover	**6,700**	7,348
Profit before taxation	**2,956**	3,308
Group's share of profit before taxation	**739**	827
Net assets as at year end		
Fixed assets	**14,600**	16,034
Current assets	**5,411**	4,232
Current liabilities	**(1,530)**	(1,386)
Long-term liabilities	**(6,281)**	(6,566)
	12,200	12,314

19. Investments in Jointly Controlled Entities (continued)

The purchased goodwill of jointly controlled entities is amortised on a straight-line basis over its estimated useful economic life. Movement of goodwill is shown below:

	2004 HK$M	2003 HK$M
Gross amount	**484**	268
Accumulated amortisation	**(42)**	(16)
Balance at beginning of year	**442**	252
Addition	**–**	42
Transfer upon acquisition of subsidiary companies and disposal	**–**	156
Amortisation charge	**(20)**	(20)
Impairment charge	**(15)**	–
Exchange differences	**15**	12
Gross amount	**500**	484
Accumulated amortisation	**(78)**	(42)
Balance at end of year	**422**	442

(A) Castle Peak Power Company Limited (CAPCO) is 40% owned by CLP Power Hong Kong and 60% owned by ExxonMobil Energy Limited and is incorporated in Hong Kong. Its principal activity is the generation of electricity for the sole supply to CLP Power Hong Kong. While CAPCO owns the power generation assets, CLP Power Hong Kong builds and operates all CAPCO's power stations and is the sole off-taker.

Under the terms of the revised CAPCO Deed of Subordination, in the event of the winding up of CAPCO, CLP Power Hong Kong's advances to it would be subordinated to certain loans of CAPCO. CLP Power Hong Kong's advances to CAPCO may be withdrawn only to the extent that the shareholders' funds exceed two-thirds of the aggregate principal amount outstanding of the said loans. In this context the shareholders' funds represent the sum of the issued share capital, shareholders' advances, special advances, deferred taxation, retained profits and any proposed dividend.

The Special Loan to CAPCO is unsecured, interest free and repayable in full on 30 September 2008.

19. Investments in Jointly Controlled Entities

The table below lists the share of net assets of the jointly controlled entities of the Group:

	2004 HK$M	2003 HK$M
Castle Peak Power Company Limited (A)		
Share of net assets	**181**	215
Advances	**6,037**	5,690
Special loan	**78**	78
	6,296	5,983
Guangdong Nuclear Power Joint Venture Company, Limited (B)		
Share of net assets	**3,050**	3,075
Ho-Ping Power Company (C)		
Share of net assets other than goodwill	**1,083**	1,054
Unamortised goodwill on acquisition	**243**	240
	1,326	1,294
CLP Guohua Power Company Limited (D)		
Share of net assets other than goodwill	**1,104**	924
Unamortised goodwill on acquisition	**118**	125
	1,222	1,049
Shandong Zhonghua Power Company, Ltd. (E)		
Share of net assets	**1,132**	1,341
Guizhou CLP Power Company Limited (F)		
Share of net assets	**466**	140
Hok Un joint venture (G)		
Share of net assets	**343**	560
Hong Kong Pumped Storage Development Company, Limited (H)		
Share of net assets	**11**	12
Advances	**313**	306
	324	318
Others (I)		
Share of net assets other than goodwill	**525**	548
Unamortised goodwill on acquisition	**61**	77
Advances	**253**	302
	839	927
	14,998	14,687

18. Investments in Subsidiary Companies

	2004 HK$M	2003 HK$M
Unlisted shares, at cost	**23,590**	23,589
Provisions for impairment losses	**(100)**	(100)
Advances to subsidiary companies, less provisions	**12,087**	11,356
Advances from subsidiary companies	**(20)**	(16)
	35,557	34,829

The advances to/from subsidiary companies are unsecured, interest free and have no fixed repayment terms except an advance from CLP Properties Group of HK$15 million (2003: HK$16 million), which is repayable on demand and bears interest of 0.75% (2003: 1.25%) per annum.

The table below lists the principal subsidiary companies of the Group:

Name	Issued Share Capital	Percentage of Issued Capital Held in 2004	Place of Incorporation/ Operation	Principal Activity
CLP Power Hong Kong Limited	2,488,320,000 shares of HK$5 each	100	Hong Kong	Generation and Supply of Electricity
Hong Kong Nuclear Investment Company Limited	300,000 shares of HK$1,000 each	100	Hong Kong/ Chinese mainland	Power Project Investment Holding
CLP Engineering Limited	410 shares of HK$10,000 each	100	Hong Kong	Engineering Services
CLP Power Asia Limited	1,000 shares of US$1 each	100	British Virgin Islands/ International and Chinese mainland	Power Projects Investment Holding
CLP Power China Limited	192,000,000 shares of US$1 each	100*	British Virgin Islands/ Chinese mainland	Power Projects Investment Holding
CLP Power International Limited	192,000 shares of US$1,000 each	100*	British Virgin Islands/ International	Power Projects Investment Holding
CLP Properties Limited	15,000,000 shares of HK$10 each	100	Hong Kong	Property Investment Holding
CLP Research Institute Limited	1 share of US$1	100	British Virgin Islands/ Hong Kong	Research and Development
Yallourn Energy Pty Limited (A)	15 shares of A$1 each	100*	Australia	Generation and Supply of Electricity
Gujarat Paguthan Energy Corporation Private Limited	728,000,000 shares of Rs.10 each	100*	India	Generation and Supply of Electricity

* Indirectly held

(A) In March 2004, the Group completed the acquisition of the remaining 8% interest in Yallourn Energy managed by Deutsche Asset Management (Australia) Limited. Following completion, the Group owns 100% of Yallourn Energy.

16. Fixed Assets (continued)

The tenure of the land of the Group is as follows:

	2004 HK$M	2003 HK$M
Held in Hong Kong:		
On long-term leases (over 50 years)	**152**	155
On medium-term leases (10-50 years)	**2,085**	2,071
On short-term leases (less than 10 years)	**2**	2
	2,239	2,228
Held outside Hong Kong:		
Freehold	**105**	101
On long-term leases (over 50 years)	**1**	1
	106	102
	2,345	2,330

Company

The fixed assets of the Company were HK$10 million (2003: HK$6 million), comprising mainly office furniture, fittings and equipment. The additions and depreciation for the year were HK$6 million and HK$2 million respectively.

17. Goodwill

Goodwill and negative goodwill arising from acquisition of interests in Yallourn Energy and GPEC are as follows:

	Goodwill HK$M	**Negative Goodwill HK$M**	**Net Balance HK$M**
Gross amount			
As at 1 January 2004	28	(1,109)	(1,081)
Acquisition of a subsidiary	–	(21)	(21)
Fair value adjustments	–	11	11
Exchange differences	1	(45)	(44)
As at 31 December 2004	29	(1,164)	(1,135)
Accumulated amortisation			
As at 1 January 2004	(3)	67	64
Amortisation (charge)/credit	(2)	46	44
Exchange differences	–	5	5
As at 31 December 2004	(5)	118	113
Net carrying value			
As at 31 December 2004	**24**	**(1,046)**	**(1,022)**
As at 31 December 2003	25	(1,042)	(1,017)

Goodwill is amortised over the useful life of 17 years while negative goodwill is amortised over the remaining plant lives of 16 to 31 years from the respective date of acquisition. The amortisation charge/credit is included within 'fuel and other operating costs' in the consolidated profit and loss account.

16. Fixed Assets

Group

	Land HK$M	Buildings HK$M	Plant, Machinery and Equipment HK$M	Total HK$M
Cost				
As at 1 January 2004	2,330	7,017	66,859	76,206
Additions	61	703	5,059	5,823[(a)]
Transfers and disposals	–	(104)	(834)	(938)
Exchange differences	4	18	817	839
As at 31 December 2004	2,395	7,634	71,901	81,930
Accumulated depreciation				
As at 1 January 2004	–	1,591	20,458	22,049
Depreciation charge	50	170	2,309	2,529
Transfers and disposals	–	(30)	(606)	(636)
Exchange differences	–	6	234	240
As at 31 December 2004	50	1,737	22,395	24,182
Net book value				
As at 31 December 2004	**2,345**	**5,897**	**49,506**	**57,748**[(b)]
As at 31 December 2003	2,330	5,426	46,401	54,157

Notes:

(a) Capital expenditure incurred in the year for the SoC business totalled HK$5,278 million (2003: HK$5,125 million).

(b) Fixed assets employed for the SoC business and non-SoC business amounted to HK$42,415 million (2003: HK$39,258 million) and HK$15,333 million (2003: HK$14,899 million) respectively. For the non-SoC business, HK$15,147 million (2003: HK$14,687 million) was attributed to Yallourn Energy and Gujarat Paguthan Energy Corporation Private Limited (GPEC).

Included in fixed assets is equipment awaiting installation and plant under construction, the book values of which as at 31 December 2004 were HK$328 million and HK$7,121 million respectively (2003: HK$335 million and HK$7,594 million respectively) for the Group.

15. Earnings per Share

The prescribed figure for earnings per share which includes the Hok Un redevelopment profit/property disposal gain (Note 5) is computed as follows:

	2004	2003
Earnings for the year (HK$M)	**8,614**	7,687
Weighted average number of shares in issue (thousand shares)	**2,408,246**	2,408,246
Earnings per share (HK$)	**3.58**	3.19

To enable investors to understand better the Group's results, an additional earnings per share figure, excluding the Hok Un redevelopment profit/property disposal gain, is provided below:

	2004 HK$M	2003 HK$M
Earnings for the year	**8,614**	7,687
Less: Hok Un redevelopment profit/property disposal gain	**(373)**	(240)
Earnings excluding Hok Un redevelopment profit/property disposal gain	**8,241**	7,447
Earnings per share excluding Hok Un redevelopment profit/ property disposal gain (HK$)	**3.42**	3.09

Fully diluted earnings per share is not included as the Company did not have any diluting equity instruments as at 31 December 2004 (2003: nil).

12. Earnings

Of the consolidated earnings of HK$8,614 million (2003: HK$7,687 million), HK$6,350 million (2003: HK$4,727 million) has been dealt with in the accounts of the Company.

13. Non-SoC Operating Earnings

	2004 HK$M	2003 HK$M
Income from power projects outside Hong Kong		
GNPJVC	663	696
PSDC	64	67
Other projects in Chinese mainland	106	172
Projects in Asia-Pacific region	824	710
	1,657	1,645
Sales to Chinese mainland	90	82
Other businesses	(76)	(127)
	1,671	1,600

14. Dividends

	2004		2003	
	HK$ per share	HK$M	HK$ per share	HK$M
Interim dividends paid	1.35	3,251	1.23	2,962
Final dividend proposed	0.73	1,758	0.65	1,565
Special final dividend proposed	0.15	361	0.10	241
	2.23	5,370	1.98	4,768

At the Board meeting held on 28 February 2005, the Directors recommended a final dividend of HK$0.73 per share and a special final dividend of HK$0.15 per share. The proposed dividends are not reflected as dividends payable in these accounts, but as a separate component of the shareholders' funds for the year ended 31 December 2004.

11. Transfers under Scheme of Control (continued)

Movements in the SoC reserve accounts are as follows:

		2004 HK$M	2003 HK$M
(A)	Development Fund		
	As at 1 January	**2,960**	3,372
	Transfer from profit and loss account	**219**	572
	One-off rebates	**8**	(308)
	Business relief rebate	**(1)**	(42)
	Special rebate to customers	**(15)**	(634)
	As at 31 December	**3,171**	2,960

		2004 HK$M	2003 HK$M
(B)	Special provision account		
	As at 1 January	**176**	670
	Transfer to profit and loss account	**(176)**	(494)
	As at 31 December	**–**	176

CLP Power Hong Kong and its jointly controlled generating company, Castle Peak Power Company Limited, agreed with the Hong Kong Government in December 1999 to further defer construction of Units 7 and 8 of the Black Point Power Station. It was also agreed that a total of HK$803 million be set aside from the Development Fund to a special provision account to which the deferral premium incurred will be charged. The deferral premium is a contractual obligation that corresponds to additional costs incurred by the vendors for delayed delivery of the two generating units. Under the arrangement, there is no permitted return to be earned on the deferral premium. During the year, HK$176 million (2003: HK$494 million) of deferral premium was charged to the special provision account.

		2004 HK$M	2003 HK$M
(C)	Rate reduction reserve		
	As at 1 January	**471**	458
	Transfer from profit and loss account	**253**	287
	One-off rebates	**2**	(101)
	Rebate to customers *(note a)*	**(177)**	(173)
	As at 31 December	**549**	471

Note (a): A rebate of HK¢0.6 per unit (2003: HK¢0.6 per unit) was made to customers during the year.

10. Taxation (continued)

The taxation on the Group's profit before taxation differs from the theoretical amount that would arise using the Hong Kong profits tax rate as follows:

	2004 HK$M	2003 HK$M
Profit before taxation	**10,725**	9,764
Calculated at a taxation rate of 17.5% (2003: 17.5%)	**1,877**	1,709
Effect of different taxation rates in other countries	**(151)**	(161)
Income not subject to taxation	**(46)**	(3)
Expenses not deductible for taxation purposes	**23**	7
Tariff rebates deductible for taxation purposes	**(32)**	(220)
(Over)/Under-provision in prior years	**(37)**	35
Tax losses not recognised	**112**	173
Withholding/dividend distribution tax	**69**	172
Taxation charge	**1,815**	1,712

11. Transfers under Scheme of Control

The financial operations of CLP Power Hong Kong are governed by an SoC Agreement. In accordance with the Agreement, transfers required under the SoC are shown below:

	2004 HK$M	2003 HK$M
Transfers under SoC		
To Development Fund	**(219)**	(572)
From special provision account	**176**	494
To rate reduction reserve	**(253)**	(287)
	(296)	(365)

The Development Fund, special provision account and rate reduction reserve of CLP Power Hong Kong are collectively referred to as SoC reserve accounts in the consolidated balance sheet and the respective balances at the end of the year are:

	2004 HK$M	2003 HK$M
SoC reserve accounts		
Development Fund (A)	**3,171**	2,960
Special provision account (B)	**–**	176
Rate reduction reserve (C)	**549**	471
	3,720	3,607

10. Taxation

Taxation in the consolidated profit and loss account represents:

	2004 HK$M	2003 HK$M
Company and subsidiary companies		
– Hong Kong		
current	**869**	674
deferred	**399**	343
– outside Hong Kong		
current	**29**	16
deferred	**(1)**	108
	1,296	1,141
Jointly controlled entities		
– Hong Kong		
current	**306**	281
deferred	**(41)**	(37)
– outside Hong Kong		
current	**204**	210
deferred	**2**	81
	471	535
Associated company		
– outside Hong Kong		
current	**30**	15
deferred	**18**	21
	48	36
	1,815	1,712

Hong Kong profits tax has been provided at the rate of 17.5% (2003: 17.5%) on the estimated assessable profits for the year. Taxation on profits assessable outside Hong Kong has been provided at the rates prevailing in the respective jurisdictions.

5. Hok Un Redevelopment Profit/Property Disposal Gain

	2004 HK$M	2003 HK$M
Property disposal gain *(note a)*	**214**	–
Hok Un redevelopment profit *(note b)*		
Share of profit before taxation	**187**	291
Taxation	**(28)**	(51)
Share of profit after taxation	**159**	240
	373	240

Notes:

(a) The Group recorded a capital gain from the sale of a former substation site in Hong Kong.

(b) Represents the Group's share of profit arising from the sale of the remaining units of Phases 4 and 5 and car parking spaces.

6. Share of Results of Affiliated Companies

The share of profits less losses of jointly controlled entities and associated companies is determined based upon the accounts of the respective affiliated companies, after making adjustments to conform with the Group's significant accounting policies, for the years ended 31 December.

7. Emoluments of Directors

The CLP Holdings' Board is currently composed of thirteen Non-executive Directors and four Executive Directors.

Remuneration for all Directors totalled HK$39 million (2003: HK$27 million). The remuneration in 2004 included the first payment of the long-term incentive plan totalling HK$6 million (2003: nil) to the eligible individuals. Details of directors' remuneration are disclosed in Sections 4, 6 and 7 of the Remuneration Report on pages 110, 112 and 113 respectively.

8. Emoluments of Highest Paid Employees

The six highest paid individuals in the Group during the year included four who served as Directors for the full year (2003: included three who served as Directors for the full year and one who served as a Director for part of the year). Total remuneration for these four Directors, including the long-term incentive plan payment mentioned in Note 7, and the other two highest paid individuals was HK$51 million (2003: HK$41 million). Further details are disclosed in Section 9 of the Remuneration Report on page 114.

9. Retirement Benefits

Commencing from 1 January 2003, the retirement benefit plans for staff employed by Group companies in Hong Kong are regarded as defined contribution schemes. The current scheme, named CLP Group Provident Fund Scheme (GPFS) and established on 25 June 2003, provides benefits linked to contributions and investment returns on the scheme. Contributions to defined contribution schemes, including GPFS and Mandatory Provident Funds as required under the Hong Kong Mandatory Provident Fund Schemes Ordinance, totalled HK$184 million (2003: HK$175 million), of which HK$61 million (2003: HK$58 million) was capitalised.

Staff employed by subsidiary companies outside Hong Kong are covered by appropriate local arrangements. Total contributions amounted to HK$15 million (2003: HK$12 million). The Group's financial obligations to these arrangements are not material.

3. Operating Profit

Operating profit is stated after charging/(crediting) the following:

	2004 HK$M	2003 HK$M
Charging		
Staff costs (A)		
Salaries and other costs	**1,564**	1,447
Retirement benefits costs (Note 9)	**138**	129
Auditors' remuneration	**9**	10
Impairment loss on fixed assets	**–**	9
Net loss on other investments	**38**	16
Net loss on disposal of fixed assets	**212**	152
Crediting		
Other net exchange gains	**(48)**	(15)
Net rental income from properties	**(14)**	(15)
Capital gains on disposal of properties	**(214)**	–
Gain on realisation of retirement benefit plan assets	**–**	(17)
Amortisation of goodwill and negative goodwill (Note 17)	**(44)**	(40)

(A) Staff costs include amounts recharged to jointly controlled entities for services provided.

4. Finance Costs and Income

	2004 HK$M	2003 HK$M
Finance costs:		
Interest expenses on bank loans and overdrafts	**713**	563
Interest expenses on other borrowings		
wholly repayable within five years	**166**	165
not wholly repayable within five years	**152**	107
Interest expenses on customers' deposits and others	**55**	31
Finance charges	**117**	43
Hedging costs and exchange gains/losses	**104**	37
	1,307	946
Less: amount capitalised	**(261)**	(258)
	1,046	688
Finance income:		
Net interest income from investment securities	**–**	18
Interest income on short-term investments and bank deposits	**62**	20
Interest income on advance to jointly controlled entities	**1**	10
	63	48

Finance costs have been capitalised at the average interest rate of 4.06% per annum for CLP Power Hong Kong and 7.90% per annum for Yallourn Energy Pty Limited (Yallourn Energy).

2. Turnover and Segment Information (continued)

An analysis of the Group's turnover, contribution to operating profit and profit before financing and taxation for the year, by principal activities, is as follows:

	Turnover		Operating Profit/(Loss) (A)		Profit/(Loss) Before Financing and Taxation (B)	
	2004 HK$M	2003 HK$M	**2004 HK$M**	2003 HK$M	**2004 HK$M**	2003 HK$M
SoC business	**26,773**	25,739	**7,053**	6,311	**8,826**	8,027
Power projects outside Hong Kong	**3,814**	2,310	**1,063**	708	**2,708**	2,560
Other businesses	**193**	196	**145**	(36)	**331**	188
Unallocated items	**4**	3	**(157)**	(371)	**(157)**	(371)
	30,784	28,248	**8,104**	6,612	**11,708**	10,404

(A) Operating Profit/(Loss) is stated before taking into account the Group's share of profits less losses of jointly controlled entities and associated companies.

(B) Profit/(Loss) Before Financing and Taxation is stated after taking into account the Group's share of profits less losses of jointly controlled entities and associated companies.

The following shows the carrying amount of segment assets and capital expenditure incurred by business segments:

	Total Assets		Capital Expenditure	
	2004 HK$M	2003 HK$M	**2004 HK$M**	2003 HK$M
SoC business	**44,414**	40,735	**5,278**	5,125
Power projects outside Hong Kong	**18,539**	17,367	**535**	466
Others	**165**	498	**10**	3
	63,118	58,600	**5,823**	5,594
Investments in jointly controlled entities	**14,998**	14,687		
Investments in associated companies	**1,640**	1,593		
Tax assets	**1,043**	952		
Total assets	**80,799**	75,832		

2. Turnover and Segment Information (continued)

2003

	Hong Kong HK$M	Chinese Mainland HK$M	Asia-Pacific Region HK$M	Unallocated Items HK$M	Total HK$M
Turnover	25,935	–	2,310	3	28,248
Segment results	6,275	(145)	853	(371)	6,612
Hok Un redevelopment profit	291	–	–	–	291
Share of profits less losses of jointly controlled entities	1,715	1,290[(a)]	394	–	3,399
Share of profits less losses of associated companies	(66)	–	168	–	102
Profit/(Loss) before financing and taxation	8,215	1,145	1,415	(371)	10,404
Finance costs					(688)
Finance income					48
Taxation					(1,712)
Profit after taxation					8,052
Transfers under SoC					(365)
Earnings for the year					7,687
Capital expenditure	5,127	2	464	1	5,594
Depreciation	1,978	2	375	2	2,357
Amortisation of goodwill/negative goodwill and cost of investment	16	38	(15)	–	39
Impairment charges	62	–	–	–	62
As at 31 December 2003					
Segment assets	41,025	16	17,351	208	58,600
Investments in jointly controlled entities	6,845	6,400	1,442	–	14,687
Investments in associated companies	84	–	1,509	–	1,593
Tax assets	–	–	952	–	952
Consolidated total assets	47,954	6,416	21,254	208	75,832
Segment liabilities	10,232	78	1,441	72	11,823
Total borrowings	–	–	8,051	10,646	18,697
Tax liabilities	4,334	–	344	–	4,678
Consolidated total liabilities	14,566	78	9,836	10,718	35,198

Note (a): Out of the HK$1,290 million, HK$899 million was attributed to investments in GNPJVC and PSDC, whose generating facilities serve Hong Kong.

2. Turnover and Segment Information

The Group operates, through its subsidiary companies, jointly controlled entities and associated companies, in three major geographical regions – Hong Kong, the Chinese mainland and the Asia-Pacific region. Information about the Group's operations by geographical regions is as follows:

2004

	Hong Kong HK$M	Chinese Mainland HK$M	Asia-Pacific Region HK$M	Unallocated Items HK$M	Total HK$M
Turnover	26,966	–	3,814	4	**30,784**
Segment results	7,198	(181)	1,244	(157)	**8,104**
Hok Un redevelopment profit	187	–	–	–	**187**
Share of profits less losses of jointly controlled entities	1,774	1,194[(a)]	213	–	**3,181**
Share of profits less losses of associated companies	(2)	–	238	–	**236**
Profit/(Loss) before financing and taxation	9,157	1,013	1,695	(157)	**11,708**
Finance costs					**(1,046)**
Finance income					**63**
Taxation					**(1,815)**
Profit after taxation					**8,910**
Transfers under SoC					**(296)**
Earnings for the year					**8,614**
Capital expenditure	5,282	7	528	6	**5,823**
Depreciation	1,875	2	650	2	**2,529**
Amortisation of goodwill/negative goodwill and cost of investment	2	58	(19)	–	**41**
Impairment charges	11	15	–	–	**26**
As at 31 December 2004					
Segment assets	44,374	215	18,324	205	**63,118**
Investments in jointly controlled entities	6,894	6,643	1,461	–	**14,998**
Investment in an associated company	–	–	1,640	–	**1,640**
Tax assets	–	–	1,043	–	**1,043**
Consolidated total assets	51,268	6,858	22,468	205	**80,799**
Segment liabilities	10,731	60	1,482	66	**12,339**
Total borrowings	–	–	7,503	11,271	**18,774**
Tax liabilities	5,067	–	420	–	**5,487**
Consolidated total liabilities	15,798	60	9,405	11,337	**36,600**

Note (a): Out of the HK$1,194 million, HK$808 million was attributed to investments in Guangdong Nuclear Power Joint Venture Company, Limited (GNPJVC) and Hong Kong Pumped Storage Development Company, Limited (PSDC), whose generating facilities serve Hong Kong.

O. Deferred Taxation

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the accounts. Taxation rates enacted or substantively enacted by the balance sheet date are used to determine deferred taxation.

Deferred taxation is also provided on temporary differences arising on investments in subsidiary companies, jointly controlled entities and associated companies, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

P. Borrowing Costs

Borrowing costs include interest and other costs incurred in connection with the borrowing of funds. Borrowing costs are charged to the profit and loss account in the year in which they are incurred, except to the extent that they are capitalised when they are directly attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to complete.

Q. Related Parties

Related parties are individuals and companies, where the individual or company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

R. Comparatives

Where necessary, comparative figures have been restated to conform with changes in presentation in the current financial year.

S. Recently Issued Accounting Standards

The Hong Kong Institute of Certified Public Accountants has issued a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards (new HKFRSs) which are effective for accounting periods beginning on or after 1 January 2005.

The Group has not early adopted these new HKFRSs in the financial statements for the year ended 31 December 2004. The Group is in the process of making an assessment of the impact of these new HKFRSs and has so far concluded that the adoption of the new HKFRSs would not have a significant impact on its results of operations and financial position.

The Group will be continuing with the assessment of the impact of the new HKFRSs and other significant changes may be identified as a result.

K. Inventories

Inventories comprise stores and fuel and are valued at the lower of cost and net realisable value. Cost is calculated on the weighted average basis for stores and the first-in, first-out or weighted average basis as appropriate for fuel. Net realisable value is determined on the basis of anticipated sales proceeds less estimated selling expenses.

L. Cash and cash equivalents

Cash and cash equivalents are carried at cost. For the purposes of the cash flow statement, cash and cash equivalents comprise cash at banks and on hand, demand deposits with banks and other financial institutions, short-term, highly liquid investments that are readily convertible to cash and with a maturity of three months or less from date of investment, and bank overdrafts.

M. Foreign Currencies

Monetary assets and liabilities denominated in foreign currencies are translated into Hong Kong dollars at the rates of exchange prevailing at the balance sheet date or at the relevant forward contract rates where applicable. Exchange differences are included in the profit and loss account. Transactions during the year are converted into Hong Kong dollars at the rates of exchange ruling at the dates of transactions.

The accounts of subsidiary companies, jointly controlled entities or associated companies denominated in foreign currencies are translated into Hong Kong dollars using the year end rates of exchange for balance sheet items and the average rates of exchange for the year for the profit and loss items. Such exchange differences are dealt with as a movement in reserves.

N. Employee Benefits

(i) Retirement benefits

The Group operates and/or participates in a number of defined contribution plans in Hong Kong. The assets of these schemes are held in separate trustee-administered funds. The pension plans are funded by payments from employees and by the participating companies of the Group, and provide benefits linked to contributions and investment returns on the plans.

Contributions to the defined contribution plans, including contributions to Mandatory Provident Funds, are recognised as an expense in the profit and loss account in the year to which the contributions relate, except to the extent that they are capitalised as part of the cost of qualifying assets.

(ii) Incentive bonus and employee leave entitlement

Provisions are made for the estimated liability for incentive bonus and annual leave as a result of services rendered by employees up to the balance sheet date.

1. Significant Accounting Policies (continued)

I. Fixed Assets and Depreciation (continued)

Other SoC fixed assets are depreciated on a straight-line basis over the useful lives as set out below commencing from the date of commissioning:

Overhead lines (132 kV and above)	35 years
Overhead lines (below 132 kV) and cables	30 years
Generating plant	25 years
System control equipment, furniture, tools, communication and office equipment	10 years
Computers and office automation equipment other than those forming part of the generating plant	5 years
Motor vehicles	5 years

Fixed assets used for the non-SoC business, which are primarily for the electricity business located outside Hong Kong, are also depreciated on a straight-line basis. Their estimated useful lives are similar to those of the SoC fixed assets and are set out as follows:

Buildings	30 – 33 years
Generating plant, switchgear and transformers	17 – 31 years
Mining machines and equipment	10 – 30 years
Furniture, fittings and other equipment	5 – 10 years
Computers and office equipment	3 – 7 years
Motor vehicles	3 – 8 years
Leasehold land	unexpired terms of the leases

For equipment awaiting installation and plant under construction, no depreciation is provided until the construction is completed and the assets are ready for their intended use.

The gain or loss on disposal of a fixed asset is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognised in the profit and loss account.

J. Impairment of Assets

The Group reviews the carrying amount of long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If such assets are considered to be impaired, the impairment loss to be recognised is measured by the amount by which the carrying amount of the assets exceeds the recoverable amount.

An impairment loss is reversed when there is a favourable change in the estimates used to determine the recoverable amount of an asset. A reversal of the impairment loss is limited to the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years.

F. Associated Companies

An associated company is a company, not being a subsidiary company or jointly controlled entity, in which the Group holds equity share capital for the long term and can exercise significant influence in its management.

The consolidated profit and loss account includes the Group's share of the results of the associated companies for the year, and the consolidated balance sheet includes the Group's share of the net assets of the associated companies and goodwill/negative goodwill (net of accumulated amortisation) on acquisition.

G. Goodwill/Negative Goodwill

Goodwill arising on consolidation represents the excess of the cost of an acquisition over the fair value of the Group's share of the net assets of the acquired subsidiary company, jointly controlled entity or associated company at the date of acquisition, and negative goodwill represents the excess of the fair value of the Group's share of the net assets acquired over the cost of acquisition.

Goodwill is amortised on a straight-line basis over its estimated useful life. Negative goodwill, not exceeding the fair values of the non-monetary assets acquired, is recognised in the profit and loss account over the remaining useful life of those assets.

H. Turnover

Turnover represents sales of electricity, other electricity-related revenue, property income, and supply and maintenance service fees. Sales of electricity are based on either actual and accrued consumption derived from meter readings or the amount billed in accordance with the terms of the contractual agreements where applicable during the year. Other revenue is recognised when services are rendered or sales are completed.

I. Fixed Assets and Depreciation

Fixed assets are stated at cost less accumulated depreciation and accumulated impairment losses. Major renewals and improvements which will result in future economic benefits, in excess of the originally assessed standard of performance of the existing assets, are capitalised, while maintenance and repair costs are charged to the profit and loss account in the year in which they are incurred.

Fixed assets employed for the electricity business in Hong Kong, also referred to as SoC fixed assets, represent a substantial portion of the assets of the Group. Depreciation of these assets is based on the rates authorised under the SoC which reflect the pattern in which the assets' economic benefits are consumed. During the 2003 SoC interim review, the economic lives of certain fixed assets were reviewed and agreement was reached with the Hong Kong Government to depreciate land on lease terms over the unexpired terms of the leases and to extend the depreciation period of the following assets with effect from 1 January 2004:

	Original Period	Revised Period
Buildings	33 years	35 years
Cable tunnels	33 years	100 years
Switchgear and transformers	25 years	35 years
Meters	10 years	15 years

In respect of the above assets that were commissioned before 1 January 2004, their net book value as at 31 December 2003 is being written off uniformly over the remainder of their useful lives. The net decrease in depreciation charge for the year as a result of the above changes was HK$234 million. Assets commissioning after 1 January 2004 are depreciated on a straight-line basis over their revised lives.

1. Significant Accounting Policies

A. Basis of Preparation

The accounts have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Institute of Certified Public Accountants. They have been prepared under the historical cost convention except that certain investments in securities are stated at fair value.

B. Scheme of Control

The financial operations of the Company's major subsidiary company, CLP Power Hong Kong Limited (CLP Power Hong Kong), and its jointly controlled entity, Castle Peak Power Company Limited (CAPCO), are governed by a Scheme of Control (SoC) Agreement entered into with the Hong Kong Government. Whilst the current SoC Agreement will expire on 30 September 2008, the accounts have been prepared on the basis that there will be no change to the current regulatory framework in the foreseeable future that would have a material effect on the accounts. The main features of the SoC are summarised on page 166.

C. Basis of Consolidation

The consolidated accounts of the Group incorporate the accounts of the Company and its subsidiary companies made up to the balance sheet date and include the Group's interests in jointly controlled entities and associated companies on the basis set out in Notes 1(E) and 1(F) below, respectively.

The results of subsidiary companies acquired during the year are included in the consolidated profit and loss account from the effective date of acquisition.

All significant inter-company transactions and balances within the Group are eliminated on consolidation.

Minority interests represent the interests of outside shareholders in the operating results and net assets of subsidiary companies.

D. Subsidiary Companies

A subsidiary company is a company which is controlled by the Company and in which the Company has an interest, directly or indirectly, in more than 50% of the issued equity as defined in the Hong Kong Companies Ordinance. Control represents the power to govern the financial and operating policies of that company.

Investments in subsidiary companies are carried on the balance sheet of the Company at cost of equity capital together with advances from and loans to the Company, less provisions for impairment. Provision for investment in a subsidiary company is made when the recoverable amount of the subsidiary company is lower than the Company's respective cost of investment. The results of subsidiary companies are accounted for by the Company on the basis of dividends received and receivable.

E. Jointly Controlled Entities

A jointly controlled entity is a joint venture in which the Group and other parties undertake an economic activity which is subject to joint control and none of the participating parties has unilateral control over the economic activity.

The consolidated profit and loss account includes the Group's share of the results of the jointly controlled entities for the year, and the consolidated balance sheet includes the Group's share of the net assets of the jointly controlled entities and goodwill/negative goodwill (net of accumulated amortisation) on acquisition.

Consolidated Cash Flow Statement

	Note	2004 HK$M	2004 HK$M	2003 HK$M	2003 HK$M
Operating activities					
Net cash inflow from operations	28	**11,502**		7,858	
Operating interest paid		**(807)**		(579)	
Interest received		**62**		17	
Profits tax paid		**(562)**		(860)	
Net cash inflow from operating activities			**10,195**		6,436
Investing activities					
Capital expenditure		**(5,292)**		(5,451)	
Capitalised interest paid		**(266)**		(241)	
Proceeds from disposal of fixed assets		**251**		402	
Proceeds from disposal of other investments		**55**		659	
Acquisition of remaining interest in a subsidiary		**(376)**		–	
Net cash outflow for acquisition of subsidiaries		**–**		(354)	
Net cash outflow on settlement of forward contracts for investment hedging		**(183)**		(326)	
Investments in and advances to jointly controlled entities		**(565)**		(983)	
Purchase of investment securities		**–**		(438)	
Proceeds from realisation of employee retirement benefit plan assets		**–**		1,155	
Dividends received from investments					
– jointly controlled entities		**2,612**		2,970	
– associated company		**60**		50	
– other investments		**–**		34	
Profit received from Hok Un joint venture		**454**		612	
Net cash outflow from investing activities			**(3,250)**		(1,911)
Net cash inflow before financing activities			**6,945**		4,525
Financing activities					
Proceeds from long-term borrowings		**2,700**		2,019	
Repayment of long-term borrowings		**(2,798)**		(1,562)	
Decrease in short-term borrowings		**(145)**		–	
Dividends paid		**(5,057)**		(4,744)	
Net cash outflow from financing activities			**(5,300)**		(4,287)
Increase in cash and cash equivalents			**1,645**		238
Cash and cash equivalents at beginning of year			**787**		516
Effect of exchange rate changes			**88**		33
Cash and cash equivalents at end of year			**2,520**		787
Analysis of balances of cash and cash equivalents					
Short-term investments			**21**		44
Deposits with banks			**2,382**		617
Cash at banks and on hand			**117**		126
			2,520		787

Statement of Changes in Equity

	Share Capital HK$M	Share Premium HK$M	Capital Redemption Reserve HK$M	Retained Profits HK$M	Total HK$M
Balance as at 1 January 2003	12,041	1,164	2,482	16,340	32,027
Earnings for the year	–	–	–	4,727	4,727
Dividends					
2002 finals	–	–	–	(1,782)	(1,782)
2003 interims	–	–	–	(2,962)	(2,962)
Balance as at 31 December 2003	12,041	1,164	2,482	16,323[a]	32,010
Balance as at 1 January 2004	12,041	1,164	2,482	16,323	32,010
Earnings for the year	–	–	–	6,350	6,350
Dividends					
2003 finals	–	–	–	(1,806)	(1,806)
2004 interims	–	–	–	(3,251)	(3,251)
Balance as at 31 December 2004	**12,041**	**1,164**	**2,482**	**17,616[b]**	**33,303**

Notes:

(a) The proposed final dividends as at 31 December 2003 and balance of retained profits after proposed final dividends were HK$1,806 million and HK$14,517 million respectively.

(b) The proposed final dividends as at 31 December 2004 and balance of retained profits after proposed final dividends were HK$2,119 million and HK$15,497 million respectively.

As at 31 December 2004, distributable reserves of the Company amounted to HK$17,616 million (2003: HK$16,323 million).

Consolidated Statement of Changes in Equity

	Share Capital HK$M	Share Premium HK$M	Capital Redemption Reserve HK$M	Other Reserves HK$M	Retained Profits HK$M	Total HK$M
Balance as at 1 January 2003	12,041	1,164	2,482	(63)	21,264	36,888
Exchange differences arising on translation of:						
subsidiary companies	–	–	–	1,075	–	1,075
jointly controlled entities	–	–	–	(97)	–	(97)
associated company	–	–	–	111	–	111
designated hedges	–	–	–	(720)[a]	–	(720)
Net gains not recognised in the profit and loss account	–	–	–	369	–	369
Earnings for the year	–	–	–	–	7,687	7,687
Dividends						
2002 finals	–	–	–	–	(1,782)	(1,782)
2003 interims	–	–	–	–	(2,962)	(2,962)
Share of other reserves of						
jointly controlled entities	–	–	–	40	(40)	–
associated company	–	–	–	41	–	41
Balance as at 31 December 2003	12,041	1,164	2,482	387	24,167[b]	40,241
Company and subsidiary companies	12,041	1,164	2,482	301	20,182	36,170
Jointly controlled entities	–	–	–	41	3,595	3,636
Associated companies	–	–	–	45	390	435
Balance as at 31 December 2003	12,041	1,164	2,482	387	24,167	40,241
Balance as at 1 January 2004	12,041	1,164	2,482	387	24,167	40,241
Exchange differences arising on translation of:						
subsidiary companies	–	–	–	365	–	365
jointly controlled entities	–	–	–	110	–	110
associated company	–	–	–	32	–	32
designated hedges	–	–	–	(76)[a]	–	(76)
Net gains not recognised in the profit and loss account	–	–	–	431	–	431
Earnings for the year	–	–	–	–	8,614	8,614
Dividends						
2003 finals	–	–	–	–	(1,806)	(1,806)
2004 interims	–	–	–	–	(3,251)	(3,251)
Share of other reserves of						
jointly controlled entities	–	–	–	44	(42)	2
associated company	–	–	–	(32)	–	(32)
Balance as at 31 December 2004	**12,041**	**1,164**	**2,482**	**830**	**27,682**[c]	**44,199**
Company and subsidiary companies	12,041	1,164	2,482	732	23,823	40,242
Jointly controlled entities	–	–	–	85	3,298	3,383
Associated company	–	–	–	13	561	574
Balance as at 31 December 2004	**12,041**	**1,164**	**2,482**	**830**	**27,682**	**44,199**

Notes:

(a) *Including a net loss of HK$63 million (2003: HK$603 million) arising from designated hedges using foreign currency borrowings and a net loss of HK$13 million (2003: HK$117 million) using forward contracts.*

(b) The proposed final dividends as at 31 December 2003 and balance of retained profits after proposed final dividends were HK$1,806 million and HK$22,361 million respectively.

(c) The proposed final dividends as at 31 December 2004 and balance of retained profits after proposed final dividends were HK$2,119 million and HK$25,563 million respectively.

Balance Sheet

	Note	2004 HK$M	2003 HK$M
Capital employed			
Fixed assets	*16*	**10**	6
Investments in subsidiary companies	*18*	**35,557**	34,829
		35,567	34,835
Current assets			
Bank balances and cash		**17**	21
Trade and other receivables	*22*	**9**	8
		26	29
Current liabilities			
Trade and other payables	*24*	**(84)**	(78)
Net current liabilities		**(58)**	(49)
Total assets less current liabilities		**35,509**	34,786
Represented by			
Share capital	*25*	**12,041**	12,041
Share premium		**1,164**	1,164
Reserves		**17,979**	16,999
Proposed dividends		**2,119**	1,806
Shareholders' funds		**33,303**	32,010
Long-term loans	*26*	**2,206**	2,776
		35,509	34,786

The Hon. Michael D. Kadoorie
Chairman

Andrew Brandler
Group Managing Director &
Chief Executive Officer

Peter P. W. Tse
Group Executive Director &
Chief Financial Officer

Hong Kong, 28 February 2005

Consolidated Balance Sheet

	Note	2004 HK$M	2003 HK$M
Capital employed			
Fixed assets	16	**57,748**	54,157
Goodwill	17	**(1,022)**	(1,017)
Investments in jointly controlled entities	19	**14,998**	14,687
Investments in associated companies	20	**1,640**	1,593
Investment securities		**9**	9
Deferred tax assets	27	**1,043**	952
		74,416	70,381
Current assets			
Bank balances, cash and other liquid funds	21	**2,520**	787
Other investments		**–**	10
Inventories – stores and fuel		**299**	230
Trade and other receivables	22	**3,564**	4,424
		6,383	5,451
Current liabilities			
Customers' deposits		**(3,119)**	(2,878)
Short-term loans and current portion of long-term loans and other borrowings	26	**(1,178)**	(1,095)
Fuel clause account	23	**(762)**	(874)
Taxation payable		**(403)**	(64)
Trade and other payables	24	**(4,216)**	(3,994)
		(9,678)	(8,905)
Net current liabilities		**(3,295)**	(3,454)
Total assets less current liabilities		**71,121**	66,927
Represented by			
Share capital	25	**12,041**	12,041
Share premium		**1,164**	1,164
Reserves		**28,875**	25,230
Proposed dividends		**2,119**	1,806
Shareholders' funds		**44,199**	40,241
Minority interest		**–**	393
Long-term loans and other borrowings	26	**17,596**	17,602
Deferred tax liabilities	27	**5,084**	4,614
SoC reserve accounts	11	**3,720**	3,607
Other non-current liabilities		**522**	470
		71,121	66,927

The Hon. Michael D. Kadoorie
Chairman

Andrew Brandler
Group Managing Director & Chief Executive Officer

Peter P. W. Tse
Group Executive Director & Chief Financial Officer

Hong Kong, 28 February 2005

Consolidated Profit and Loss Account

	Note	**2004 HK$M**	2003 HK$M
Turnover	*2*	**30,784**	28,248
Expenses			
Purchases of electricity	*31(A)*	**16,055**	15,873
Staff expenses		**1,284**	1,157
Fuel and other operating costs		**3,026**	2,249
Depreciation		**2,529**	2,357
		22,894	21,636
Property disposal gain	5	**214**	–
Operating profit	*2, 3*	**8,104**	6,612
Finance costs	*4*	**(1,046)**	(688)
Finance income	*4*	**63**	48
Hok Un redevelopment profit	*5*	**187**	291
Share of profits less losses of jointly controlled entities	*6*	**3,181**	3,399
Share of profits less losses of associated companies	*6*	**236**	102
Profit before taxation		**10,725**	9,764
Taxation	*10*	**(1,815)**	(1,712)
Profit after taxation		**8,910**	8,052
Transfers under Scheme of Control (SoC)	*11*	**(296)**	(365)
Earnings	*12*		
SoC earnings (page 167)		**6,788**	6,281
Non-SoC operating earnings	*13*	**1,671**	1,600
Unallocated net finance costs		**(61)**	(63)
Unallocated Group expenses		**(157)**	(371)
Total operating earnings		**8,241**	7,447
Hok Un redevelopment profit/property disposal gain	*5*	**373**	240
Total earnings		**8,614**	7,687
Dividends	*14*		
Interim dividends paid			
Ordinary		**3,251**	2,962
Final dividends proposed			
Ordinary		**1,758**	1,565
Special		**361**	241
		5,370	4,768
Earnings per share	*15*		
Including Hok Un redevelopment profit/property disposal gain		**HK$3.58**	HK$3.19
Excluding Hok Un redevelopment profit/property disposal gain		**HK$3.42**	HK$3.09

Auditors' Report

To the Shareholders of CLP Holdings Limited (the Company)

(Incorporated in Hong Kong with limited liability)

We have audited the accounts on pages 127 to 165, which have been prepared in accordance with the accounting principles generally accepted in Hong Kong. We have also audited the disclosures required by section 161 of the Hong Kong Companies Ordinance and Appendix 16 to the Listing Rules of The Stock Exchange of Hong Kong Limited ("the Listing Rules") contained in sections 4, 6, 7 and 9 of the Remuneration Report ("the auditable part") on pages 110, 112, 113 and 114 respectively.

Respective Responsibilities of Directors and Auditors

The Hong Kong Companies Ordinance requires the directors to prepare accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Basis of Opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion,

- the accounts give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2004 and of the Group's profit and cash flows for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance; and
- those parts of the Remuneration Report required by section 161 of the Hong Kong Companies Ordinance and Appendix 16 to the Listing Rules have been properly prepared in accordance with the Hong Kong Companies Ordinance and the Listing Rules.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 28 February 2005

Auditors' Report, Financial Statements and Statistics

What's in our accounts?

We are committed to presenting our accounts in a balanced, clear and understandable way – so that shareholders are given a true and fair view of the financial position of their Company.



中電控股
CLPHoldings
ings and Dividends Per Share
2004
HK$
2003
HK$
rnings per share
Including Hok Un redevelopment
profit / property disposal gain
Excluding Hok Un redevelopment
profit / property disposal gain
12.1%
3.19
10.7%
3.09
Dividends per share
Interim dividends
Final dividend
Total ordinary dividends
Special final dividend
Total dividends
1.35
0.73
2.08
0.15
2.23
10.6%
12.6%
1.23
0.65
1.88
0.10
1.98
Financial Highlights

The third largest supplier to the Group was Guangdong Nuclear Power Joint Venture Company, Limited (GNPJVC) (9.3%) of which Mr. W. E. Mocatta, Mr. Andrew Brandler, Mr. Peter P. W. Tse and Dr. Y. B. Lee are directors. GNPJVC is 25% and 75% owned by the Group and GNIC respectively and supplies electricity to the Group.

The fourth largest supplier to the Group was Hong Kong Pumped Storage Development Company, Limited (PSDC) (2.01%) of which Mr. Bradley W. Corson, Mr. W. E. Mocatta, and Mr. Andrew Brandler are directors. PSDC is 49% owned by CLP Power Hong Kong which has the right to use 50% of the capacity of Phase I of the Guangzhou Pumped Storage Power Station.

The fifth largest supplier to the Group was Gujarat State Petroleum Corporation Limited (GSPC) (1.2%) in which the Group has no interest. GSPC supplies natural gas to Gujarat Paguthan Energy Corporation Private Limited, a wholly-owned subsidiary of the Company.

As at 31 December 2004, Bermuda Trust Company Limited, Bermuda Trust (Cayman) Limited, Esko Limited, Hesko Limited, Mikado Holding Inc., Mikado Investments Limited, Muriel, Lady Kadoorie, New Boron Holding Corporation, Oak CLP Limited, Oak (Unit Trust) Holdings Limited, Mr. R. Parsons, Sir Sidney Gordon, The Hon. Michael D. Kadoorie, Mr. R. J. McAulay and Guardian Limited, who are substantial shareholders of the Company, had indirect interests in CAPCO, GNPJVC and PSDC, which interests arose from the Company's interests in CAPCO, GNPJVC and PSDC.

Sales to the Group's five largest customers together represented less than 30% of the Group's total turnover during the year.

Related Party Transactions

Details of the significant related party transactions undertaken in the normal course of business are provided under Note 31 to the Accounts. None of these related party transactions constitutes a discloseable connected transaction as defined under the Listing Rules.

Corporate Governance

The Company's corporate governance principles and practices are set out in the Corporate Governance Report on pages 94 to 107 of this Annual Report.

Auditors

The Accounts for the year have been audited by PricewaterhouseCoopers who retire and, being eligible, offer themselves for reappointment at the AGM of the Company.

By Order of the Board

The Hon. Michael D. Kadoorie
Chairman
Hong Kong, 28 February 2005

(d) The aggregate long position in the shares of the Company of The Hon. Michael D. Kadoorie is listed below:

Interests in the Ordinary Shares of the Company Number	Capacity
1,243	Interest of spouse
239,044,212	Founder of a discretionary trust
475,379,783	Discretionary object of various discretionary trusts

The interests of The Hon. Michael D. Kadoorie as a founder of a discretionary trust and a discretionary object of various discretionary trusts are duplicated between each other. His interests, apart from the interest of his spouse, are also duplicated by the interests in the Company held by Bermuda Trust Company Limited and certain discretionary trusts of which Mr. R. J. McAulay is one of the discretionary objects as disclosed in Note (e) below.

For the purpose of the Securities and Futures Ordinance, the spouse of The Hon. Michael D. Kadoorie was taken to have a discloseable duty in Hong Kong in relation to the 239,044,212 shares referred to above. The spouse of The Hon. Michael D. Kadoorie was therefore deemed to be interested in 239,045,455 shares in the Company, of which 1,243 shares were held by her as beneficial owner and 239,044,212 shares were attributed to her pursuant to the Securities and Futures Ordinance for disclosure purposes. Nevertheless, she has no interest, legal or beneficial, in these 239,044,212 shares attributed to her for disclosure purposes.

(e) See Note (b) under "Interests of Directors and Chief Executive Officer".

2. Aggregate short position in the shares and underlying shares of the Company

As at 31 December 2004, the Company had not been notified of any short positions being held by any substantial shareholder in the shares and underlying shares of the Company.

Interests of Any Other Persons

As at 31 December 2004, the Company had not been notified of any persons other than the substantial shareholders who had interests or short positions in the shares or underlying shares of the Company, which are required to be recorded in the register required to be kept under Section 336 of Part XV of the Securities and Futures Ordinance.

Senior Management

The biographical details of the Senior Management as at the date of this Report are set out on page 93 of this Annual Report. Details of the remuneration of the Senior Management are set out in the Remuneration Report on pages 113 to 115 of this Annual Report.

Major Customers and Suppliers

Purchases from the Group's five largest suppliers together accounted for 88.95% of the Group's total purchases during the year.

Castle Peak Power Company Limited (CAPCO) was the largest supplier (59.7%) of which Mr. Bradley W. Corson, Mr. W. E. Mocatta and Mr. Andrew Brandler are directors and Mr. J. A. H. Leigh and Mr. Peter W. Greenwood are alternate directors. CAPCO is 40% owned by CLP Power Hong Kong Limited (CLP Power Hong Kong) and supplies electricity to CLP Power Hong Kong only. CLP Power Hong Kong is a wholly-owned subsidiary of the Company.

The second largest supplier to the Group was Guangdong Nuclear Investment Company, Limited (GNIC) (16.74%) in which the Group has no interest.

Substantial Shareholders	Capacity	Total Interests in Number of Ordinary Shares of the Company	% of the Issued Share Capital of the Company
Oak CLP Limited	Beneficiary	203,451,853 *Note (b)*	8.45
Oak (Unit Trust) Holdings Limited	Trustee	203,451,853 *Notes (a) & (b)*	8.45
Mr. R. Parsons	Trustee	196,554,172 *Note (c)*	8.16
Sir Sidney Gordon	Trustee	241,294,165 *Note (c)*	10.02
Dr. The Hon. Michael D. Kadoorie	*Note (d)*	475,381,026 *Note (d)*	19.74
Mr. R. J. McAulay	*Note (e)*	439,800,565 *Note (e)*	18.26
Guardiar Limited	Beneficiary/interests in controlled corporation	196,554,172 *Note (c)*	8.16

Notes:

(a) The interests of Bermuda Trust Company Limited in the shares of the Company include the interests in the Company held by Esko Limited, Hesko Limited, Mikado Holding Inc, Mikado Investments Limited, Oak (Unit Trust) Holdings Limited and New Boron Holding Corporation.

The interests of Bermuda Trust Company Limited in the shares of the Company also include the shares held by discretionary trusts of which The Hon. Michael D. Kadoorie and/or Mr. R. J. McAulay are among the discretionary objects as disclosed in "Interests of Directors and Chief Executive Officer".

Bermuda Trust Company Limited was deemed to be interested in the shares in which Esko Limited, Hesko Limited, Mikado Holding Inc, Mikado Investments Limited and Oak (Unit Trust) Holdings Limited are interested, either in the capacity as trustee or by virtue of having direct or indirect control over such companies.

Esko Limited and Hesko Limited together controlled New Boron Holding Corporation and were therefore deemed to be interested in the shares in which such company was deemed interested.

(b) The interests of Bermuda Trust (Cayman) Limited in the shares of the Company include the interests in the Company in which Oak CLP Limited, Oak (Unit Trust) Holdings Limited and Muriel, Lady Kadoorie were deemed to be interested.

The interests of Muriel, Lady Kadoorie in 203,451,853 shares of the Company include shares in which Mr. R. J. McAulay, Mr. R. Parsons and Sir Sidney Gordon were deemed to be interested.

Bermuda Trust (Cayman) Limited was interested in the 203,451,853 shares by virtue of its capacity as trustee of a trust of which Muriel, Lady Kadoorie is the founder and a beneficiary and Mr. R. J. McAulay is one of the discretionary objects. Bermuda Trust (Cayman) Limited, in its capacity as trustee of a discretionary trust, controlled Oak CLP Limited and was therefore deemed to be interested in the shares in which Oak CLP Limited was interested.

(c) Mr. R. Parsons and Sir Sidney Gordon, in their capacities as trustees of certain trusts, jointly controlled Guardian Limited and therefore were deemed to be interested in the shares in which Guardian Limited was deemed to be interested. Accordingly, the 196,554,172 shares in which Guardian Limited was interested is duplicated within the interests attributed to each of Sir Sidney Gordon and Mr. R. Parsons.

Sir Sidney Gordon was also deemed to be interested in 44,739,993 shares in his capacity as trustee of certain trusts.

2. Aggregate short position in the shares, underlying shares and debentures of the Company and its associated corporations

None of the Directors had short positions in respect of shares, debentures, under equity derivatives or interests in underlying shares of the Company and its associated corporations.

At no time during the period was the Company, its subsidiaries or its associated companies a party to any arrangement to enable the Directors and the Chief Executive Officer of the Company (including their spouse and children under 18 years of age) to acquire benefits by an acquisition of shares or underlying shares in, or debentures of, the Company or its associated corporations.

Interests of Substantial Shareholders

The interests/short positions of Substantial Shareholders in the shares and underlying shares of the Company as at 31 December 2004, as recorded in the register required to be kept under Section 336 of Part XV of the Securities and Futures Ordinance, are set out below:

1. Aggregate long position in the shares and underlying shares of the Company

The Company had been notified of the following substantial shareholders' interests in the shares (other than pursuant to equity derivatives such as share options, warrants to subscribe or convertible bonds) as at 31 December 2004.

Substantial Shareholders	Capacity	Total Interests in Number of Ordinary Shares of the Company	% of the Issued Share Capital of the Company
Bermuda Trust Company Limited	Trustee/ interests of controlled corporations	682,978,836 *Note (a)*	28.36
Bermuda Trust (Cayman) Limited	Trustee	203,451,853 *Note (b)*	8.45
Esko Limited	Interest of controlled corporation/ Beneficiary of trusts	236,335,571 *Note (a)*	9.81
Hesko Limited	Interest of controlled corporation/ Beneficiary of trusts	236,335,571 *Note (a)*	9.81
Mikado Holding Inc.	Trustee	239,044,212 *Note (a)*	9.93
Mikado Investments Limited	Interest of controlled corporation/ Beneficiary of trusts	239,044,212 *Note (a)*	9.93
Muriel, Lady Kadoorie	Founder and Beneficiary	203,451,853 *Note (b)*	8.45
New Boron Holding Corporation	Trustee	196,468,538 *Note(a)*	8.16

Directors	Capacity	Total Interests in Number of Ordinary Shares of the Company	% of the Issued Share Capital of the Company
Mr. Peter P. W. Tse	*Note (e)*	20,600	0.0009
Mr. Peter W. Greenwood	Personal	5,600	0.0002
Dr. Y. B. Lee	*Note (f)*	15,806	0.0007

Notes:

(a) The Hon. Michael D. Kadoorie was deemed (by virtue of the Securities and Futures Ordinance) to be interested in 475,381,026 shares in the Company. These shares were held in the following capacity:

i) 1,243 shares were an interest of his spouse.

ii) 236,335,571 shares were held by discretionary trusts, of which The Hon. Michael D. Kadoorie is one of the discretionary objects. (See also Note (c))

iii) 239,044,212 shares were held by a discretionary trust, of which The Hon. Michael D. Kadoorie is one of the discretionary objects and the founder.

For the purpose of the Securities and Futures Ordinance, the spouse of The Hon. Michael D. Kadoorie was taken to have a discloseable duty in Hong Kong in relation to the 239,044,212 shares referred to in (iii) above. The spouse of The Hon. Michael D. Kadoorie was therefore deemed to be interested in 239,045,455 shares in the Company, of which 1,243 shares were held by her as beneficial owner and 239,044,212 shares were attributed to her pursuant to the Securities and Futures Ordinance for disclosure purposes. Nevertheless, she has no interest, legal or beneficial, in these 239,044,212 shares attributed to her for disclosure purposes.

(b) Mr. R. J. McAulay was deemed (by virtue of the Securities and Futures Ordinance) to be interested in 439,800,565 shares in the Company. These shares were held in the following capacity:

i) 13,141 shares were held in a personal capacity.

ii) 236,335,571 shares were held by discretionary trusts, of which Mr. R. J. McAulay is one of the discretionary objects. (See also Note (c))

iii) 203,451,853 shares were held by a discretionary trust, of which Muriel, Lady Kadoorie, mother-in-law of Mr. R. J. McAulay, is the founder and a beneficiary and Mr. R. J. McAulay, his wife and members of his family are discretionary objects.

(c) Messrs. I. D. Boyce and J. A. H. Leigh were deemed to be interested as trustees in the 34,886,246 shares, being shares in which the trust of which The Hon. Michael D. Kadoorie and Mr. R. J. McAulay are discretionary objects was also deemed to be interested. Accordingly, the said 34,886,246 shares duplicated with the 236,335,571 shares referred to in notes (a)(ii) and (b)(ii) above. 22,000 shares were held by Mr. J. A. H. Leigh as beneficial owner.

(d) 600 shares were held in a personal capacity and 10,000 shares were held in a beneficial owner capacity.

(e) 600 shares were held in a personal capacity and 20,000 shares were held in a beneficial owner capacity.

(f) 600 shares were held in a personal capacity and 15,206 shares were held jointly with spouse.

Messrs. V. F. Moore, Hansen C. H. Loh and Paul M. L. Kan who are Directors of the Company and Mr. Bradley W. Corson who is an Alternate Director have each confirmed that they had no interests in the shares of the Company as at 31 December 2004.

None of the Directors had interests in debentures, under equity derivatives or in underlying shares of the Company and its associated corporations.

Alternate Directors

The Alternate Directors in office during the year ended 31 December 2004 were as follows:

Mr. J. S. Dickson Leach, alternate to The Hon. Michael D. Kadoorie }
Mr. W. E. Mocatta, alternate to Mr. J. S. Dickson Leach }
Mr. J. A. H. Leigh, alternate to Mr. R. Bischof } (for the year)
Mr. Peter W. Greenwood, alternate to Mr. J. A. H. Leigh }
Mr. I. D. Boyce, alternate to Mr. R. J. McAulay and Mr. W. E. Mocatta }
Mr. Bradley W. Corson replaced Ms. L. J. Ryerkerk as alternate to Mr. P. C. Tan on 1 April 2004.

Interests of Directors and Chief Executive Officer

The interests/short positions of each of the Directors and Chief Executive Officer in the shares, underlying shares and debentures of the Company or any of the Company's associated corporations (within the meaning of the Securities and Futures Ordinance) as at 31 December 2004, as recorded in the register required to be kept under Section 352 of Part XV of the Securities and Futures Ordinance, are set out below:

1. Aggregate long position in the shares, underlying shares and debentures of the Company and its associated corporations

The interests of the Directors and Chief Executive Officer in the shares of the Company (other than pursuant to equity derivatives such as share options, warrants to subscribe or convertible bonds) as at 31 December 2004 were as follows:

Directors	Capacity	Total Interests in Number of Ordinary Shares of the Company	% of the Issued Share Capital of the Company
Dr. The Hon. Michael D. Kadoorie	*Note (a)*	475,381,026	19.7397
Mr. W. E. Mocatta	Founder of a discretionary trust	250,000	0.0104
Mr. J. S. Dickson Leach	Beneficial owner	3,436	0.0001
Mr. R. J. McAulay	*Note (b)*	439,800,565	18.2623
The Hon. Sir S. Y. Chung	Beneficial owner	393,789	0.0164
Dr. William K. Fung	Beneficial owner	120,000	0.0050
Mr. J. A. H. Leigh	*Note (c)*	34,908,246	1.4495
Mr. I. D. Boyce	*Note (c)*	34,886,246	1.4486
Mr. R. Bischof	Beneficial owner	50,000	0.0021
Mr. P. C. Tan	Interests held jointly with spouse	5,000	0.0002
Mr. Andrew Brandler (Chief Executive Officer)	*Note (d)*	10,600	0.0004

Fixed Assets

Additions to the fixed assets of the Group for the year totalled HK$5,823 million (2003: HK$5,594 million), comprising principally transmission and distribution equipment, land and buildings.

Additions to the fixed assets of the jointly controlled generating companies incorporated in Hong Kong totalled HK$1,697 million for the year.

Details of movements in the fixed assets of the Group are shown under Note 16 to the Accounts.

Bank Loans and Other Borrowings

The total borrowings of the Group as at 31 December 2004 amounted to HK$18,774 million (2003: HK$18,697 million). Particulars of borrowings are set out in Note 26 to the Accounts.

Financial Assistance and Guarantees to Affiliated Companies

The financial assistance given to affiliated companies and guarantees given for facilities granted to affiliated companies in aggregate exceeded 8% of the Group's total assets as at 31 December 2004. Pursuant to rule 13.22 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the Listing Rules), a proforma combined balance sheet of the affiliated companies as at 31 December 2004 is included in Note 32 to the Accounts in this Annual Report.

Finance Costs Capitalised

Finance costs amounting to HK$261 million (2003: HK$258 million) were capitalised by the Group during the year as set out in Note 4 to the Accounts.

Donations

Donations by the Group for charitable and other purposes amounted to HK$4,690,000 (2003: HK$1,514,000).

Ten-year Summary

A summary of the results for the year and of the assets and liabilities of the Group as at 31 December 2004 and for the previous nine financial years are set out on pages 168 and 169 of this Annual Report.

Directors

The Directors of the Company, whose names appear on pages 92 and 93 of this Annual Report, were Directors for the whole year. Their biographical details as at the date of this Report are set out on the same pages. Details of Directors' remuneration are set out in the Remuneration Report on pages 108 to 115 of this Annual Report.

Under the existing Articles of Association of the Company, all the Directors are subject to retirement by rotation and re-election at the AGM. In accordance with Article 103 of the Company's Articles of Association, Mr. Andrew Brandler, The Hon. Michael D. Kadoorie, The Hon. Sir S. Y. Chung, Mr. J. A. H. Leigh and Mr. Paul M. L. Kan retire by rotation and, being eligible, offer themselves for re-election.

None of the Directors offering themselves for re-election at the AGM has a service contract with the Company which is not determinable by the Company within one year without payment of compensation.

No contracts of significance in relation to the Company's business to which the Company was a party and in which a Director of the Company had a material interest, whether directly or indirectly, subsisted during or at the end of the financial year.

The Directors have pleasure in submitting their Report together with the audited Accounts for the year ended 31 December 2004.

Principal Activities

The principal activity of the Company is investment holding and the principal activities of the subsidiaries are the generation and supply of electricity. Particulars of the Company's principal subsidiary companies are shown under Note 18 to the Accounts.

Consolidated Accounts

The consolidated Accounts incorporate the Accounts of the Company and its subsidiaries (collectively referred to as the Group) together with the Group's interests in jointly controlled entities and associated companies. Details of the jointly controlled entities and associated companies are provided under Notes 19 and 20 to the Accounts respectively.

Earnings and Final Dividend

	2004	2003
	HK$M	HK$M
Total earnings for the year	**8,614**	7,687
Less: interim dividends paid of HK$1.35 (2003: HK$1.23) per share	**(3,251)**	(2,962)
Balance after interim dividends	**5,363**	4,725
The Directors recommend that this balance be dealt with as follows:		
Final dividend of HK$0.73 (2003: HK$0.65) per share	**1,758**	1,565
Special final dividend of HK$0.15 (2003: HK$0.10) per share	**361**	241
Retained profits for the year	**3,244**	2,919
	5,363	4,725

Subject to approval of the Directors' recommendation by shareholders at the Annual General Meeting to be held on 28 April 2005 (AGM), the final dividend and special final dividend will be paid on 29 April 2005.

Performance

A discussion and analysis of the Group's performance during the year and the material factors underlying its results and financial position are provided in the Management's Discussion and Analysis on pages 14 to 43 of this Annual Report.

Share Capital

There was no movement in the share capital of the Company during the year.

Purchase, Sale or Redemption of the Company's Listed Shares

There was no purchase, sale or redemption by the Company, or any of its subsidiaries, of the Company's listed shares during the year.

Reserves

Distributable reserves of the Company amounted to HK$17,616 million as at 31 December 2004 (2003: HK$16,323 million). Movements in the reserves of the Group and the Company during the year are set out in the Statement of Changes in Equity on pages 130 and 131 respectively of this Annual Report.

The remuneration paid to these six individuals is within the following bands:

	Number of Individuals **2004**	2003
HK$ 5,000,001 – HK$ 5,500,000	–	1
HK$ 6,000,001 – HK$ 6,500,000	–	2
HK$ 6,500,001 – HK$ 7,000,000	**1**	–
HK$ 7,000,001 – HK$ 7,500,000	**1**	2
HK$ 8,000,001 – HK$ 8,500,000	**2**	–
HK$ 8,500,001 – HK$ 9,000,000	**1**	1
HK$11,000,001 – HK$11,500,000	**1**	–

10. Continued Scrutiny and Disclosure

The Human Resources & Remuneration Committee remains committed to continued scrutiny of remuneration levels, and to high standards of disclosure to shareholders on such matters.

J. S. Dickson Leach
Chairman
Human Resources & Remuneration Committee
Hong Kong, 28 February 2005

9. Senior Management – Remuneration in 2004

The six highest paid individuals in the Group during the year included four (2003: three) who served as Directors for the full year (2003: one served as a Director for part of the year). The details of the remuneration of the four individuals who served as Directors in 2004 are set out in Section 6 above. Details of the remuneration of the remaining two individuals were:

	Base Compensation, Allowances & Benefits HK$M	Performance Bonus* Annual Incentive HK$M	Performance Bonus* Long-term Incentive HK$M	Provident Fund Contribution HK$M	Total HK$M
2004					
Managing Director, CLP Power Hong Kong Limited (Mrs. Betty Yuen)	**3.9**	**2.8**	**–**	**0.5**	**7.2#**
Managing Director, CLP Power Asia Limited (Mr. Richard McIndoe)	**3.7**	**2.7**	**–**	**0.5**	**6.9**
	7.6	**5.5**	**–**	**1.0**	**14.1**
2003					
Managing Director, CLP Power Hong Kong Limited	4.0	2.5	–	0.5	7.0#
Managing Director, CLP Power Asia Limited	3.3	1.7	–	0.4	5.4
	7.3	4.2	–	0.9	12.4

* Refer to the note on performance bonus on page 112.
The above two individuals were not in the LTIP in 2001.

\# The total remuneration has been charged to the SoC operation.

The total remuneration of the six highest paid individuals in the Group is shown below:

	2004 HK$M	2003 HK$M
Base compensation, allowances and benefits in kind	**24**	23
Performance bonus*		
– Annual incentive	**18**	15
– Long-term incentive	**6**	–
Provident fund contributions	**3**	3
	51	41

* Refer to the note on performance bonus on page 112.

7. Total Directors' Remuneration in 2004

The total remuneration of Directors (Non-executive and Executive) is shown below:

	2004 **HK$M**	2003 HK$M
Fees	**3**	2
Base compensation, allowances and benefits in kind	**16**	14
Performance bonus*		
– Annual incentive	**12**	9
– Long-term incentive	**6**	–
Provident fund contributions	**2**	2
	39	27

* Refer to the note on performance bonus on page 112.

Of the total remuneration paid to Directors, HK$3 million (2003: HK$2 million) has been charged to the SoC operation.

8. Senior Management – Components of Remuneration

In this section, Senior Management means the two Managing Directors of our major subsidiaries, CLP Power Hong Kong Limited and CLP Power Asia Limited, as well as the Executive Directors. These two individuals are subject to the same pay policies of the Group, i.e. market alignment and reward for performance, as those applied to the Executive Directors. Similarly, they are both eligible for the three components of total remuneration, as payable to the Executive Directors, namely, base compensation, incentive bonus and pension arrangements. The principles for the application of these three components are the same for all members of Senior Management.

For Senior Management, base compensation accounts for approximately 56% of total remuneration. It is reviewed annually taking into consideration the competitive market position, market practice and individual performance.

The "target" annual incentive accounts for 28% of total remuneration for Senior Management. An award was made in 2004, based on an assessment of the 2003 performance of the Group, the business units, the functions and the individuals concerned. The average payout to this group in 2004 was 51% above the target level as supported by the achievement of financial goals, operational performance targets and individual objectives for 2003.

Senior Management are also eligible to take part in the LTIP, which accounts for 9% of their remuneration at target performance.

The retirement benefits for Senior Management represent 7% of their target total remuneration.

The pay policies applied to the Senior Management also form the basis of the remuneration for leading managers across the CLP Group.

6. Executive Directors – Remuneration in 2004

The remuneration paid to the Executive Directors of the Company in 2004 was as shown below:

	Base Compensation, Allowances & Benefits HK$M	Performance Bonus (Note A) Annual Incentive HK$M	Long-term Incentive HK$M	Provident Fund Contribution HK$M	Total HK$M
2004					
Group Managing Director & CEO					
(Mr. Andrew Brandler)	5.0	4.1	1.6*	0.6	11.3
Group Executive Director & CFO					
(Mr. Peter P. W. Tse)	4.1	2.8	1.4*	0.5	8.8
Group Executive Director					
(Dr. Y. B. Lee)	3.5	2.2	2.1#	0.4	8.2
Director & Company Secretary					
(Mr. Peter W. Greenwood)	3.7	3.2	0.9*	0.4	8.2
	16.3	12.3	6.0	1.9	36.5
2003					
Group Managing Director & CEO	4.9	3.3	–	0.6	8.8
Group Executive Director & CFO	4.2	2.8	–	0.5	7.5
Group Executive Director (Note B)	1.4	0.7	–	0.2	2.3
Director & Company Secretary	3.4	2.6	–	0.4	6.4
	13.9	9.4	–	1.7	25.0

Note A: Performance bonus consists of annual incentive and long-term incentive. The total amount of annual incentive includes: i) the accruals that have been made in the performance bonus for the Executive Directors and members of Senior Management at the target level of performance; and ii) the actual bonus paid for the last year in excess of the previous accruals made. The long-term incentive is the incentive for 2001 (the year when such incentive scheme was first introduced), paid in 2004 when the vesting conditions had been satisfied.

* About 44% of the amount of 2001 long-term incentive payments results from the appreciation of CLP Holdings' share price between 2001 and 2004, with dividends reinvested.

\# In 2001 when the long-term incentive was granted, Dr. Y. B. Lee was not an Executive Director. He then held the office of Managing Director of CLP Power China and his long-term incentive was assessed based on the performance of the achievements of the Group's projects in the PRC.

Note B: Dr. Y.B. Lee was appointed as Executive Director from 4 August 2003; the amount of director's remuneration only included remuneration for the period he served as director.

Early retirement/termination compensation is not part of the remuneration arrangements for the Executive Directors, but may be payable, where appropriate, upon approval by the Chairman of the Human Resources & Remuneration Committee.

5. Executive Directors – Components of Remuneration

In determining the remuneration of Executive Directors, the remuneration data of comparable positions in the market, including local and regional companies of comparable size, complexity and business scope, are referenced. This is consistent with our remuneration policy to align with companies with whom CLP competes for human resources. The Chairman of the Human Resources & Remuneration Committee has sought the views of institutional shareholders in CLP on the structure and reasonableness of the remuneration of the Executive Directors. Achievement of performance plays a significant part in individual rewards as part of our policy to attract, motivate and retain high performing individuals. There are three key components of Executive Directors' remuneration:

(a) Base Compensation

Base compensation accounts for approximately 56% of total remuneration. It is reviewed annually taking into consideration the competitive market position, market practice and individual performance for the Executive Directors.

(b) Performance Bonus

The levels of the performance bonus are set by the Human Resources & Remuneration Committee. No Executive Directors serve on the Committee.

Annual Incentive

The annual incentive payout depends upon the performance of the CLP Group, the functions and the individuals concerned. Key measures include achievement of financial goals and operational performance targets and demonstration of key leadership competencies, such as creating shared vision and developing talents.

Each of the Executive Directors is assigned a "target" annual incentive, which accounts for 28% of his/her total remuneration. Only individuals who attain a satisfactory performance are awarded any annual incentive. The amount of the annual incentive is capped at twice the "target" annual incentive, with the actual amount being subject to performance.

Long-term Incentive

The Executive Directors are also eligible to take part in the Long-term Incentive Plan (LTIP). The "target" long-term incentive accounts for 9% of his/her total remuneration. The LTIP is designed to align the interests of the Executive Directors with those of the Shareholders by an award that is pegged to the creation of shareholder value. A three-year financial target is set every year to drive towards higher performance and to ensure that such performance is sustained over the long term. At the end of the three-year period, an award is made which is based on performance against the financial target. The award ranges from zero to one and a half times the "target" long-term incentive. The actual payout is further adjusted to reflect the share price performance of CLP Holdings, with dividends reinvested, over the same three-year period. Subject to certain vesting conditions, the award is payable in the fourth year. The LTIP was introduced in 2001 with the first award being paid to the eligible individuals in 2004.

(c) Pension Arrangements

The Executive Directors are eligible to join the defined contribution section of the Group's retirement fund. The Group's contribution to the retirement fund amounts to a maximum of 12.5% of base compensation, subject to a 5% contribution by the employee. This accounts for 7% of his/her target total remuneration.

The Group does not have, and has never had, a share option scheme.

No Executive Director has a service contract with the Company or any of its subsidiaries with a notice period in excess of one year or with provisions for predetermined compensation on termination which exceeds one year's salary and benefits in kind.

4. Non-executive Directors – Remuneration in 2004

On the basis of the fees which applied prior to 1 July 2004 and the revised fees which took effect from that date, the fees paid to each of our Non-executive Directors in 2004 for their service on the CLP Holdings Board and, as applicable, on its Board Committees were as follows:

In HK$	Board	Audit Committee	Nomination Committee	Finance & General Committee	Regulatory Affairs Committee	Human Resources & Remuneration Committee	Provident & Retirement Fund Committee	Total 2004	Total 2003
Non-executive Directors									
Dr. The Hon. Michael D. Kadoorie	252,500	-	5,000	-	-	-	-	257,500	225,000
Mr. W. E. Mocatta	185,000	-	-	40,000	10,000	5,000	0	240,000	150,000
Mr. J. S. Dickson Leach	185,000	-	-	55,000	10,000	7,000	-	257,000	150,000
Mr. R. J. McAulay	150,000	-	-	-	-	-	-	150,000	100,000
Mr. J. A. H. Leigh	150,000	-	-	-	-	-	-	150,000	100,000
Mr. R. Bischof	150,000	-	-	-	-	-	0	150,000	100,000
Mr. I. D. Boyce	150,000	-	-	-	-	-	-	150,000	100,000
Mr. P. C. Tan	150,000	-	-	-	10,000	5,000	-	165,000	100,000
Independent Non-executive Directors									
The Hon. Sir S. Y. Chung	150,000	75,000	5,000	-	10,000	5,000	-	245,000	150,000
Dr. William K. Fung	150,000	-	5,000	-	-	-	-	155,000	100,000
Mr. V. F. Moore	150,000	95,000	-	40,000	10,000	5,000	-	300,000	150,000
Mr. Hansen Loh	150,000	75,000	-	-	10,000	-	-	235,000	150,000
Mr. P. Kan	150,000	75,000	-	-	-	-	-	225,000	150,000
							Total	2,679,500	1,725,000

The following directors also received fees for their directorships in subsidiary companies and affiliated companies during the year:

	2004 HK$	2003 HK$
Mr. W. E. Mocatta	**237,000**	227,000
Mr. J. S. Dickson Leach	**206***	75,000
Mr. J. A. H. Leigh	**75,000**	75,000
	312,206	377,000

* Mr. J. S. Dickson Leach resigned from the Board of CLP Power Hong Kong Limited on 2 January 2004 and the amount of director's fees only included the fee for the period he served as director.

Directors. The methodology adopted in this review was aligned with the recommendations of the Higgs Report and included:

- application of an hourly rate of HK$4,000 as an average of the partner rates charged by legal and financial advisors and accounting and consulting firms in providing professional services to CLP;
- calculation of the time spent by Non-executive Directors on CLP's affairs (including attendance at Board and Board Committee meetings, reading of papers, site visits etc.). This indicated that a Non-executive Director can be expected to spend approximately 50 hours per annum on Board matters (excluding additional time spent in serving on Board Committees); and
- an additional fee of about 40% and 10% for chairmanship of the Board/Board Committees and vice-chairmanship of the Board respectively.

The resulting fees were then benchmarked against comparable companies in Hong Kong (as far as possible, given the limitations of the information publicly available). The methodology and proposed fees were independently reviewed by Deloitte & Touche Enterprise Risk Services Limited (DTERS).

In line with our policy that no individual should determine his or her own remuneration, the proposed fees for Non-executive Directors were recommended by the Management, reviewed by DTERS and approved by our shareholders at the Annual General Meeting on 22 April 2004. The revised fees took effect as from 1 July 2004 and are as follows:

	Fees per annum (w.e.f. 1 July 2004) HK$	Fees per annum in 2003 HK$
Board		
Chairman	**280,000**	225,000
Vice Chairman	**220,000**	150,000
Non-executive Director	**200,000**	100,000
Nomination Committee		
Chairman	**10,000**	–
Member	**10,000**	–
Audit Committee		
Chairman	**140,000**	50,000
Member	**100,000**	50,000
Finance & General Committee		
Chairman	**110,000**	–
Member	**80,000**	–
Human Resources & Remuneration Committee		
Chairman	**14,000**	–
Member	**10,000**	–
Regulatory Affairs Committee		
Chairman	**30,000**	–
Member	**20,000**	–
Provident & Retirement Fund Committee		
Chairman	**–**	–
Member	**–**	–

Note: Executive Directors serving on the Board and Board Committees are not entitled to any Directors' fees. There was no additional fee paid to the Chairman of the Nomination Committee, as this comprises only three members.

This Remuneration Report has been reviewed and endorsed by the Human Resources and Remuneration Committee of the Board.

Sections 4, 6, 7 and 9 below comprise the "auditable" part of the Remuneration Report and have been audited by the Company's auditors.

1. Introduction

Issues relating to the remuneration of directors (both non-executive and executive) and senior management remain of particular importance to shareholders. Unjustified and improper payments can be a route to the inappropriate extraction of value away from a company and its shareholders. On the other hand, properly structured and fair remuneration can support the alignment of the interests of directors and senior management with those of the company and its shareholders.

The Report sets out the policies applied to determining remuneration levels and explains the remuneration paid to:

- Non-executive Directors;
- Executive Directors; and
- Senior Management.

2. Policies

The main elements of CLP's remuneration policies are:

- No individual should determine his or her own remuneration;
- Remuneration should be broadly aligned with companies with whom CLP competes for human resources; and
- Remuneration should reflect performance, complexity and responsibility with a view to attracting, motivating and retaining high performing individuals and promoting the enhancement of the value of the Company to its shareholders.

3. Non-executive Directors – Principles of Remuneration

Non-executive Directors of the Company are paid fees in line with market practice, based on a formal independent review undertaken no less frequently than every three years.

The role of Non-executive Directors has become more complex and demanding – as a result of both regulatory change and the increasing part such directors play in the good governance of listed companies. In the U.K., the "Review of the Role and Effectiveness of Non-executive Directors" (commonly known as "The Higgs Report") published in January 2003 discussed these trends. It concluded that "the level of remuneration for any particular non-executive director should reflect the likely workload, the scale and complexity of the business and the responsibility involved" and that "it may be helpful in assessing remuneration for non-executive directors to use as a benchmark the daily remuneration of a senior representative of the company's professional advisors". The U.K. Combined Code on Corporate Governance of July 2003 provides that levels of remuneration for non-executive directors should reflect the time commitments and responsibilities of the role, but should not include share options.

In view of the growing responsibilities of non-executive directors and market trends as illustrated by the Higgs Report and the U.K. Combined Code (which we expected to be reflected in the Hong Kong regulatory framework in due course), CLP undertook a review at the beginning of 2004 of the fees paid to its Non-executive

Communication

sec. V

CLP has a policy of open communication and fair disclosure. Disclosure is a key means to enhance our corporate governance standards, in that it provides our shareholders and other stakeholders with the information necessary for them to form their own judgment and to provide feedback to us. We understand that more disclosure does not necessarily result in increased transparency. The integrity of the information provided is essential for building market confidence.

Financial Reporting

CLP aims to present a clear and balanced assessment of its financial position and prospects. Financial results are announced as early as possible, and audited accounts are published within three months after the end of the financial year. Quarterly statements are issued to keep shareholders informed of the performance and operations of the Group.

In 2004, we have moved to early adoption of the Stock Exchange's new requirements on financial disclosure in this Annual Report.

Social and Environmental Reporting

The CLP Group's Social and Environmental Report 2004, published at the same time as this Annual Report, gives a detailed description of our social and environmental performance on a group-wide basis for 2004. We are determined that our annual Social and Environmental Report should disclose our achievements and shortcomings in managing the social and environmental aspects of our business in a comprehensive, honest and accessible way. We shall continue to engage our stakeholders openly and report honestly on our progress in those areas. We welcome feedback, constructive or critical.

Reporting via Internet

The CLP website provides our shareholders and other stakeholders with information on the Company's corporate governance structure, policies and systems. The "Corporate Governance" section of our website includes:

- CLP Code on Corporate Governance;
- CLP Fair Disclosure Policy;
- CLP Value Framework including Code of Conduct;
- Policy and Guidelines on the Provision of Gifts and Entertainment;
- General Representation Letter;
- Guidelines on Disclosure of Related Party Transactions;
- Code for Securities Transactions by CLP Holdings Directors and Specified Individuals;
- Memorandum and Articles of Association;
- Procedures for shareholders to convene, and put forward proposals at an AGM or EGM;
- Biographical data on Directors and Senior Management;
- Model Letter of Appointment for Non-executive Directors;
- Terms of Reference of Board Committees as well as the frequency and length of meetings, volume of briefing papers considered and Members' attendance;
- AGM proceedings;
- Top 10 Shareholders of the Company;
- Analysts' briefings; and
- Most frequently asked questions (regularly updated).

We recognise that not all shareholders and stakeholders have ready access to the internet. For those who do not, hard copies of the CLP Group website information listed above are available free of charge upon request to the Company Secretary.

Corporate Governance – an Evolving Process

This year, evolving corporate governance practices and, most notably, the issue of the Stock Exchange Code, have led to a significant review and revision of CLP's corporate governance practices and the manner in which we report on these. This has been reflected in the issue of the CLP Code and in this section of the Annual Report.

We will continue to review and, where appropriate, improve those practices in light of continuing experience, regulatory changes, international trends and developments and the views of our shareholders.

On Behalf of the Board

Peter W. Greenwood
Company Secretary
Hong Kong, 28 February 2005

corrections have been made where control weaknesses have been found. Internal Auditors and External Auditors will also certify to Senior Management that controls have been working properly or that changes were made to ensure the integrity of financial statements.

Senior Management will then review all of the certification documentation to determine whether the Company's internal control compliance is acceptable and report on this to the Board, through the Audit Committee. The Board assesses the effectiveness of the system of internal controls based on the results and criteria of the monitoring system included in the COSO framework. The monitoring system includes testing of key financial controls conducted by the process owners, the Internal Auditors and the External Auditors. All key financial controls are tested each year. The results of those tests, including significant deficiencies or material weaknesses, are reported to the Board through the Audit Committee.

The CEO and CFO have a personal obligation to maintain the effectiveness of the disclosure controls and due diligence procedures, and to report any significant changes, deficiencies and material weaknesses in, and fraud related to, internal controls to the Audit Committee and the Group's External Auditors.

The CEO and CFO submit an annual "General Representation Letter" to the Audit Committee, in which they give a personal certification of compliance by themselves and their subordinates with a range of key internal control systems, disciplines and procedures. These letters rest on similar letters of representation issued by individual managers across the CLP Group, which certify compliance with internal controls as to their particular businesses, departments and activities. These General Representation Letters reinforce personal responsibility for good governance and controls at all levels within the Group.

As foreign private issuers, both CLP Holdings Limited and CLP Power Hong Kong Limited have to comply with the U.S. Sarbanes-Oxley Act. Under Section 404 of this Act, starting with the fiscal year ending on or after July 15, 2006, management of a foreign private issuer has to prepare annually a report on the issuer's system of internal control over financial reporting and to provide its opinion as whether or not such controls are effective.

Following the Group's practice of moving early to adopt best practices, since early 2004 we have commenced a Group-wide effort involving the thorough review of our internal control over financial reporting and assessing the risks involved, both at the entity level and also the various processes/transactions levels, and documenting the controls that we have put in place. By the end of 2004, we were already well advanced in this exercise, with our External Auditors undertaking dry run tests of our internal controls. No material deficiencies had been identified so far.

The Audit Committee and Management conduct a six-monthly review on the effectiveness of the Company's system of internal control, including those of its subsidiaries. The Audit Committee then reports to the Board on the findings of that review.

In respect of the year ended 31 December 2004, including by regard to the report made by the Audit Committee, the Board considered the internal control system effective and adequate and that there were no significant areas of concern which might affect shareholders.

With respect to procedures and internal controls for the handling and dissemination of price-sensitive information the Company

- is aware of its obligations under the Listing Rules and the overriding principle that information which is expected to be price-sensitive should be announced immediately it is the subject of a decision;
- conducts its affairs with close regard to the "Guide on disclosure of price-sensitive information" issued by the Hong Kong Stock Exchange in 2002;
- has implemented and disclosed its own policy on fair disclosure (set out in Section V of the CLP Code);
- has included in its Code of Conduct a strict prohibition on the unauthorised use of confidential or insider information; and
- has established and implemented procedures for responding to external enquiries about the Group's affairs. Senior managers of the Group are identified and authorised to act as the Company's spokespersons and respond to enquiries in allocated areas of issues.

The current lead audit partner of our External Auditors has now served in that capacity since 2001. By virtue of U.S. securities legislation to which the Company is subject, a lead audit partner may not serve for more than five consecutive years, starting from May 2003.

Other Stakeholders

CLP Code on Corporate Governance sec. II. F

Good governance requires due regard to the impact of business decisions (including their environmental impact), not only on shareholders, but also on other key stakeholders. This Annual Report and our Social and Environmental Report explain how the Company has discharged its responsibilities to shareholders, employees, customers, the environment and the communities in which we operate.

Internal Control

CLP Code on Corporate Governance sec. III

Internal control systems have been designed to allow the Board to monitor the Group's overall financial position, to protect its assets and to assure against material financial misstatement or loss. The Board is responsible for the Company's system of internal control and for reviewing its effectiveness.

The Company has implemented an integrated framework of internal controls patterned on the COSO framework (the Committee of Sponsoring Organisations of the Treadway Commission). This framework was developed in the early 1990s for evaluating the effectiveness of an organisation's internal controls and is illustrated below:


Monitoring
• Assessment of a control system's performance over time
• Combination of ongoing and separate evaluation
• Management and supervisory activities
• Internal audit activities
Control activities
• Policies/procedures that ensure management directives are carried out
• Range of activities including approvals, authorizations, verifications, recommendations, performance reviews, asset security and segregation of duties
Control environment
• Sets tone of organisation influencing control consciousness of its people
• Factors include integrity, ethical values, competence, authority and responsibility
• Foundation for all other components of control
Operations
Financial Reporting
Compliance
Monitoring
Information and communication
Control activities
Risk assessment
Control environment
Processes (Payroll, Procurement, etc)
Business Units
Information and communication
• Pertinent information identified, captured and communicated in a timely manner
• Access to internal and externally generated information
• Flow of information that allows for successful control actions from instructions on responsibilities to summary of findings for management action
Risk assessment
• Risk assessment is the identification and analysis of relevant risks to achieving the entity's objectives-forming the basis for determining control activities

The Company's management and employees, assisted by external consultants with particular experience in the design and implementation of internal control systems, have evaluated our control environment, conducted risk assessments of businesses and processes and documented those processes which are critical to the Company's performance.

As part of the documentation process, key risks have been identified along with the controls required to mitigate those risks. Starting in 2005, all key controls will be tested periodically by process owners and the internal auditors, based on the frequency of transactions. External Auditors will also test key controls for those processes which are most critical to producing complete and accurate financial reports.

Based on the results of those tests, process owners will be able to certify to Senior Management that their internal controls are working as intended or that necessary

Senior Management (comprising the four Executive Directors and the Managing Directors of CLP Power Hong Kong Limited and CLP Power Asia Limited, whose biographies are set out on pages 92 and 93 of this Annual Report) and Specified Individuals are subject to the CLP Code for Securities Transactions in the same manner as Directors with respect to the notification and reporting requirements to the Company for dealings in CLP Holdings' securities and the prohibitions to deal. Save for the shareholdings disclosed by the four Executive Directors in the Directors' Report on pages 118 and 119 of this Annual Report, Senior Management do not have any interests in CLP Holdings' securities as at 31 December 2004.

Internal Auditors

CLP Code on Corporate Governance sec. II. D

CLP has a Group Internal Audit Department which plays a major role in monitoring the internal governance of the CLP Group. The Department is led by the Group Internal Auditor and includes 15 other professional staff. The tasks of the Department are set out in the CLP Code and include:

- Unrestricted access to review all aspects of the CLP Group's activities and internal controls;
- Comprehensive audits of the practices, procedures, expenditure and internal controls of all business and support units and subsidiaries on a regular basis; and
- Special reviews of areas of concern identified by Management or the Audit Committee.

The Group Internal Auditor reports directly to the Audit Committee and Group Managing Director and has direct access to the Board through the Chairman of the Audit Committee. The Group Internal Auditor has the right to consult the Committee without reference to Management.

During 2004, the Group Internal Audit Department issued reports to Senior Management covering various operational and financial units of the Group, including several joint venture activities outside Hong Kong. Group Internal Audit also conducted reviews of major projects and contracts as well as areas of concern identified by Management.

The Annual Audit Plan, which is reviewed by the Audit Committee, is based on a risk assessment methodology, which assists in determining business risks and establishing audit frequencies. Concerns which have been reported by Group Internal Audit are monitored quarterly by Management and by the Audit Committee until corrective measures have been implemented.

External Auditors

CLP Code on Corporate Governance sec. II. E

The Group's External Auditors are PricewaterhouseCoopers. In order to maintain their independence, PricewaterhouseCoopers will not be employed for non-audit work unless this constitutes permissible non-audit work as defined in the Sarbanes-Oxley Act and has been pre-approved by the Audit Committee. In addition, there must be clear efficiencies and value-added benefits to CLP from that work being undertaken by the External Auditors, with no adverse effect on the independence of their audit work, or the perception of such independence.

During the year, the External Auditors (which for these purposes include any entity under common control, ownership or management with the External Auditors or any entity that a reasonable and informed third party having knowledge of all relevant information would reasonably conclude as part of the audit firm nationally or internationally) provided the following audit and permissible non-audit services to the Group:

	2004 HK$M	2003 HK$M
Audit	**9**	10
Permissible non-audit services		
Due diligence and accounting advisory services relating to business developments	**2**	2
U.S. compliance review services	**3**	–
Taxation services	**–**	1
Other advisory services	**–**	1

The Audit Committee has resolved the re-appointment of PricewaterhouseCoopers for statutory audits for the Financial Year 2005. This resolution has been endorsed by the Board and is subject to final approval and authorisation by the shareholders at the 2005 AGM.

the circumstances, the Committee was not called upon to consider new appointees to fill Board vacancies.

Notwithstanding the existing size of the Board, which, throughout 2004 comprised 17 Directors, the Nomination Committee did consider the need for and possible appointments with regard to additional Independent Non-executive Directors. Although no such additional appointments have yet been recommended to the Board, the Committee is continuing its deliberations in this respect, including with a view to meeting the objective, expressed in the CLP Code, that one-third of the Board should comprise Independent Non-executive Directors. This, in the Company's case, would require the appointment of one additional Independent Non-executive Director, assuming that the remaining composition of the Board was unchanged.

In considering the appointment of Directors, the Committee applies the criteria set out in the CLP Code, notably the ability of potential appointees to contribute to the effective carrying out by the Board of the responsibilities set out in the Code.

At the 2005 AGM, five Directors will retire by rotation and present themselves for re-election by shareholders. The independence of those who are Independent Non-executive Directors has been reviewed by the Nomination Committee.

Provident & Retirement Fund Committee

The Committee advises the Trustee on investment policy and objectives for the Group's retirement funds, namely, CLP Group Provident Fund Scheme and Mandatory Provident Fund Scheme. The Committee met on two occasions during 2004 and reviewed the position of the Funds, monitored the performance of the investment managers and considered and made recommendation to the Trustee on the appointment and removal of investment managers and on the investment of available funds outside the portfolios of the investment managers.

Regulatory Affairs Committee

The Regulatory Affairs Committee met on two occasions in 2004. It meets as and when required in order to review and advise upon matters in respect of the present or future regulation of CLP's Hong Kong electricity business. During 2004, in light of the importance of these matters and the impending review by Government of the post-2008 regulatory regime for that business, the full Board itself paid particular attention to these matters.

Management and Staff

sec. II. C



The task of CLP's Management and staff is the successful implementation of the strategy and direction as determined by the Board. In doing so, they must apply business principles and ethics which are consistent with those expected by the Board and CLP's shareholders and other stakeholders.

The division of responsibilities as between the Board, Board Committees, CEO and Management is aligned with the provisions of the CLP Code. The written procedures documenting the delegation by the Board of specific authorities, including those to Management, are expressed in the form of a "Company Management Authority Manual" (CMAM). Revisions to the CMAM which amend the approved authority delegated from the Board to Board Committees and the CEO require the approval of the Board. Revisions to delegation to Management and staff below the level of the CEO can be approved by the CEO.

All Management and staff, as well as Directors themselves, are subject to a formal Code of Conduct which places them under specific obligations as to the ethics and principles by which our business is conducted. Management and staff receive training on the Code and its implications. Management and staff above a designated level are required to sign annual statements confirming compliance with the Code. Disciplinary measures are decided by the relevant line management and reviewed by a Code of Conduct Committee comprising the CFO, Company Secretary and Group Human Resources Director in order to ensure consistency and fairness.

During 2004, there were 11 breaches of the Code. Sanctions applied in 2004 ranged from reprimands to dismissal. None of the breaches of the Code involved senior managers or was material to the Group's financial statements or overall operations. No waivers of any of the requirements of the Code of Conduct were granted to any Director or senior manager or, for that matter, any other employee.

- the Code of Conduct issues identified in 2003*;
- the principal types of liability which were identified as not covered by the Company's Directors' and Officers' Liability Insurance, together with the measures that the Company had taken to mitigate such risks and liability; and
- the status of CLP's procedures and internal controls with regard to customer complaints, in order to check that management disciplines and internal controls were in place to ensure maintenance of a high level of overall customer satisfaction.

At its meeting on 21 February 2005 the Audit Committee reviewed the Directors' Report and Accounts for the year ended 31 December 2004 and the annual results announcement, with a recommendation to the Board for approval. The Audit Committee was advised that two out of 28 reports on the CLP Group's affairs submitted by Group Internal Audit during the course of 2004 carried an unsatisfactory audit opinion, and the issues arising from these audits are being addressed. Other work performed by the Committee on that occasion included that marked '*' in the above list, save that in each case the work related to the year ended 31 December 2004. The Committee also reviewed the External Auditors' audit strategy for 2005, the staffing and resources of the Group Internal Audit Department and the Internal Audit Plan for 2005.

In addition, the Committee carried out other work during 2004 pertaining to the U.S. reporting requirements arising from the registration of the Company's American Depositary Receipts with the U.S. Securities and Exchange Commission and the issue of Yankee Bonds by CLP Power Hong Kong Limited. This work included:

- approval of the Form 20-F of the Company for the financial year ended 31 December 2003 for filing with the U.S. Securities and Exchange Commission;
- reviews of the status of compliance by the CLP Group with the Sarbanes-Oxley Act 2002; and
- reviews of Management's work to prepare for the CLP Group's compliance with the internal control requirements (Section 404) of the Sarbanes-Oxley Act.

Finance and General Committee

The Finance and General Committee meets as and when required to review the financial operations of the Company. Such reviews include Group-wide financial, accounting, treasury and risk management policies, major financing transactions, corporate plans and budgets. The Committee also reviews major acquisitions of, or investments in, companies, businesses or projects and their funding requirements.

Human Resources & Remuneration Committee

Following the recent changes in its composition, a majority of the members of the Committee are now Independent Non-executive Directors. In line with good practice there are no Executive Directors on this Committee.

During 2004, the Committee met on one occasion. In performing its duties in accordance with its terms of reference, the work performed by the Committee during 2004 and at its subsequent meeting on 31 January 2005 included:

- the review of Group Performance for 2003 and 2004 and of Group Targets for 2004 and 2005;
- the application of the 2001 Long-term Incentive Plan;
- the approval of the 2003 and 2004 Remuneration Reports; and
- the Group's Base Pay Review for 2005.

A particular responsibility of the Committee is the review and approval of the Remuneration Report which is set out on pages 108 to 115 of this Annual Report and includes a description of emolument policy and long-term incentive schemes as well as the basis of determining the emoluments payable to Directors.

Nomination Committee

During 2004, the Nomination Committee met on one occasion, in addition to a number of informal discussions, in furtherance of its duties with regard to the identification and recommendation to the Board of possible appointees as Directors of the Board. During the year under review, there were no resignations from the Board and all those Directors who retired by rotation at the 2004 AGM presented themselves for re-election by shareholders. In

Board Committees

The Board has appointed a number of Board Committees to oversee particular aspects of the Company's affairs. Major terms of reference of these Committees are set out in the CLP Code and in full on the CLP website. They are also available in writing upon request to the Company Secretary.

The composition of the Board Committees during 2004 and up to the date of this Report is set out on page 100.

Audit Committee

The Audit Committee was established in 1981. All of its members are appointed from the Independent Non-executive Directors, with the Chairman having appropriate professional qualification and experience in financial matters.

The terms of reference of the Committee are aligned with the recommendations set out in "A Guide for Effective Audit Committee" issued by the Hong Kong Institute of Certified Public Accountants.

It is the practice of the Audit Committee to meet three times each year. Special meetings may be called at the discretion of the Chairman or at the request of the Group Managing Director or Group Internal Auditor to review significant control or financial issues. The Audit Committee Chairman gives an annual report to the Board covering the Committee's activities for the year and highlighting any significant issues.

During 2004, the Audit Committee met on three occasions and discharged its responsibilities in its review of the half-yearly and annual results and system of internal control, and its other duties as set out in the CLP Code. The work performed by the Audit Committee in 2004 included reviews of:

- the Company's Directors' Report and Accounts for the year ended 31 December 2003 and the annual results announcement, with a recommendation to the Board for approval;
- the CLP Group Interim Accounts for the six months ended 30 June 2004 and the interim results announcement, with a recommendation to the Board for approval;
- the compliance by the Company with the Code of Best Practice, Listing Rules, Companies Ordinance and Securities and Futures Ordinance throughout the financial year ended 31 December 2003. No breaches were identified*;
- the actions taken by Management regarding legal cases in which CLP Holdings or any member of the CLP Group was a named defendant*;
- the General Representation Letter signed jointly by the Group Managing Director & CEO and Group Executive Director & CFO regarding compliance with the internal control systems, disciplines and procedures for the year ended 31 December 2003*;
- the report and management letter submitted by the External Auditors, which summarised matters arising from their audit on the CLP Group for the year ended 31 December 2003 such as in respect of auditing and accounting matters, taxation issues and internal controls, together with the manner in which they had been addressed*;
- the audit fees payable to External Auditors for the year ended 31 December 2003 for approval by the Board*;
- the audit strategy submitted by the External Auditors for the year ended 31 December 2004 with a recommendation to the Board for them to be re-appointed for the financial year 2004 subject to final approval by the shareholders;
- the audit related and permissible non-audit services including audit of provident funds (auditors appointed by trustee), tax advisory and filing services for staff working outside Hong Kong etc. and their related fees. For these matters, pre-approval was given in accordance with the set guidelines*;
- 25 reports on the CLP Group's affairs submitted by Group Internal Audit during the course of 2003. Of these, two carried an unsatisfactory audit opinion. The issues arising from these have been addressed;
- the staffing and resources of the Group Internal Audit Department;
- the Group Internal Audit Plan for 2004 with areas of emphasis identified;

The other Directors have all confirmed, following specific enquiry by the Company, that throughout the year ended 31 December 2004 they complied with the required standard set out in the Model Code and our own Code for Securities Transactions.

Appointment of Directors

CLP follows a formal, considered and transparent procedure for the appointment of new directors. Appointments are first considered by the Nomination Committee. The recommendations of the Committee are then put to the full Board for decision. Thereafter, all Directors are subject to election by shareholders at the AGM in their first year of appointment.

Subject to approval by shareholders at the AGM in 2005, all Non-executive Directors are appointed for a term of not more than four years. This term is subject to curtailment upon that Director's retirement by rotation and re-election by shareholders. One-third of the Directors, including both Executive and Non-executive Directors, are required to retire from office at the AGM in each year. A retiring director is eligible for re-election.

All Non-executive Directors have a formal letter of appointment, modelled on the letter of appointment in the "Higgs Report" in the U.K. on the "Review of the Role and Effectiveness of Non-Executive Directors".

Chairman and Chief Executive Officer

The posts of Chairman and CEO are held separately by The Hon. Michael D. Kadoorie and Mr. Andrew Brandler respectively. This segregation ensures a clear distinction between the Chairman's responsibility to manage the Board and the CEO's responsibility to manage the Company's business. The respective responsibilities of the Chairman and CEO are more fully set out in the CLP Code.

Directors	Audit Committee	Finance & General Committee	Human Resources & Remuneration Committee	Nomination Committee	Provident & Retirement Fund Committee#	Regulatory Affairs Committee^
Non-executive Directors						
Dr. The Hon. Michael D. Kadoorie				C		
Mr. W. E. Mocatta		VC	VC*		C	M
Mr. J. S. Dickson Leach		C	C			M
Mr. R. J. McAulay						
Mr. J. A. H. Leigh						
Mr. R. Bischof					M	
Mr. I. D. Boyce						
Mr. P. C. Tan			M*			M
Independent Non-executive Directors						
The Hon. Sir S. Y. Chung	M		M	M		M
Dr. William K. Fung				M		
Mr. V. F. Moore	C	M	M			M
Mr. Hansen C. H. Loh	M					M
Mr. Paul M. L. Kan	M					
Executive Directors						
Mr. Andrew Brandler		M				C
Mr. Peter P. W. Tse		M			M	M
Mr. Peter W. Greenwood	S	S	S	S		S
Dr. Y. B. Lee						M

C – Chairman
VC – Vice Chairman
M – Member
S – Secretary

* Resigned with effect from 28 February 2005
# One of the members of the Provident & Retirement Fund Committee is Trustee
^ Mrs. Betty Yuen is also a member of the Regulatory Affairs Committee

To indicate the attention given by our Board to the oversight of CLP's affairs, we provide a further table summarising the duration of those meetings and the volume of papers reviewed by Directors during 2004.

Workload of Board and Board Committees


Pages
02
03
04
Hours
3,000
2,000
1,000
60
40
20
Volume of Agenda Items
Volume of Circulars
Total Duration of Meetings

Directors ensure that they can give sufficient time and attention to the affairs of the Company. Directors have disclosed to the Company the number and nature of offices held in public companies or organisations and other significant commitments, with the identity of the public companies or organisations and an indication of the time involved. During the year ended 31 December 2004 no Director held directorships in more than seven public companies, including the Company. No Executive Directors hold any directorship in any other public companies, but they are encouraged to participate in professional, public and community organisations. In respect of those directors who stand for re-election at the 2005 AGM, all their directorships held in listed public companies in the past three years are set out in the Notice of AGM. Other details of Directors' appointments are set out in "Directors and Senior Management" on pages 92 and 93 of this Annual Report and on CLP's website.

Directors are requested to declare their direct or indirect interests, if any, in any proposals or transactions to be considered by the Board at Board Meetings and withdraw from the meetings as appropriate. The Company follows guidelines (available at the "Corporate Governance" Section of our website) at each financial reporting period to seek confirmation from Directors in respect of any transactions of the Company or its subsidiaries which are related to Directors or their associates. The identified significant related party transactions are disclosed in the Notes to the Accounts of the Annual Report.

The interests in CLP's securities held by Directors as at 31 December 2004 are disclosed in the Directors' Report on pages 118 to 120 of this Annual Report. Particular attention is given to dealings by Directors in shares in CLP. Since 1989, the Company has adopted its own Code for Securities Transactions by Directors, largely based on the Model Code set out in Appendix 10 of the Listing Rules. Our Code for Securities Transactions also applies to other "Specified Individuals" such as Members of the CLP Group's senior management. Our Code is periodically updated to reflect new regulatory requirements, as well as our strengthened regime of disclosure of interests in our securities. This Code is on terms no less exacting than the required standard set out in the Model Code.

Good corporate governance demands honest disclosure of compliance and non-compliance alike. In December 2004, The Hon. Michael D. Kadoorie, Mr. R. J. McAulay, Mr. J. A. H. Leigh and Mr. I. D. Boyce advised the Company that due to an oversight, a number of filings required under the Securities and Futures Ordinance and related notifications to the Company were not made within the prescribed time limits. These filings primarily related to a complex trust restructuring, during the course of which no outside consideration was involved and the overall number of CLP shares held by Kadoorie Family interests and their associated individuals or entities remained the same.

As soon as the Directors became aware of this oversight, they brought the matter to the attention of the Company, the Stock Exchange and the Securities and Futures Commission. The relevant filings were made with the Stock Exchange and the Company. These were then placed on the Exchange's website (www.hkex.com.hk) and in the Company's Registers of Interests of Directors and of Substantial Shareholders. An explanation of the differences between the interests as at 31 December 2003 and 30 June 2004, as compared to those previously disclosed by the Directors and Substantial Shareholders concerned, has been put on the CLP website.

The Company has been informed that the Directors concerned are taking steps to prevent such late filings from happening in the future. An in-house legal advisor has been engaged by Sir Elly Kadoorie & Sons Ltd. and has been tasked with formalising the disclosure process and developing a new system to support this.

fair view of the state of affairs of the Group and of the results and cash flows for that period. In preparing these accounts for the year ended 31 December 2004, the Directors have selected suitable accounting policies and applied them consistently; made judgments and estimates that are prudent, fair and reasonable and prepared the accounts on a going concern basis. The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Group.

The Board comprises 17 Directors. All Directors (with the exception of the Group Managing Director and three Executive Directors) are non-executive and independent of Management, thereby promoting critical review and control of the management process. The Board includes five influential and active Independent Non-executive Directors to whom shareholder concerns can be conveyed. The non-executive members of the Board also bring a wide range of business and financial experience to the Board, which contributes to the effective direction of the Group.

Details of all Directors, including the Chairman, Group Managing Director, Executive Directors, Non-executive Directors and Independent Non-executive Directors are given on pages 92 and 93 of this Annual Report. The relationships (including financial, business, family or other material or relevant relationships) among Members of the Board are also disclosed. There is no such relationship as between the Chairman and the CEO.

During the year ended 31 December 2004, the Board at all times exceeded the minimum requirements of the Listing Rules relating to the appointment of at least three Independent Non-executive Directors, and complied with the requirement that these should include one such director with appropriate professional qualifications or accounting or related financial management expertise.

Pursuant to the requirement in the Listing Rules, the Company has received a written confirmation from each Independent Non-executive Director of his independence to the Company. The Company considers all of the Independent Non-executive Directors to be independent.

The full Board meets in person at least quarterly and on other occasions when a Board decision is required on major issues. Details of Directors' attendance at the AGM, Board and Board Committee Meetings held in 2004 are set out in the following table:

	Meetings Attended/Held							
Directors	Board	Audit Committee	Finance & General Committee	Human Resources & Remuneration Committee	Nomination Committee	Provident & Retirement Fund Committee	Regulatory Affairs Committee	AGM
Non-executive Directors								
Dr. The Hon. Michael D. Kadoorie	3/5				1/1			1
Mr. W. E. Mocatta	5/5		5/5	1/1		2/2	2/2	1
Mr. J. S. Dickson Leach	5/5		4/5	1/1			1/2	1
Mr. R. J. McAulay	4/5							
Mr. J. A. H. Leigh	1/5							1
Mr. R. Bischof	4/5					2/2		1
Mr. I. D. Boyce	4/5							1
Mr. P. C. Tan	2/5			1/1			1/2	1
Independent Non-executive Directors								
The Hon. Sir S. Y. Chung	5/5	3/3		1/1	1/1		2/2	1
Dr. William K. Fung	2/5				1/1			1
Mr. V. F. Moore	5/5	3/3	5/5	1/1			2/2	1
Mr. Hansen C. H. Loh	4/5	3/3					2/2	1
Mr. Paul M. L. Kan	5/5	3/3						1
Executive Directors								
Mr. Andrew Brandler	5/5		5/5				2/2	1
Mr. Peter P. W. Tse	5/5		5/5			2/2	1/2	1
Mr. Peter W. Greenwood	5/5							1
Dr. Y. B. Lee	5/5						2/2	1

- Amendments to the Articles of Association in order to make these consistent with the Companies (Amendment) Ordinance 2003 and amendments to Appendix 3 of the Listing Rules (99.782%). These were the only changes made to the Articles of Association during 2004;
- Introduction of retirement by rotation for all Executive Directors (99.608%);
- Revised levels of remuneration payable to the Non-executive Directors, effective from 1 July 2004 (99.972%); and
- General mandate to Directors to issue additional shares in the Company, not exceeding 10% of the issued share capital (80.725%).

All resolutions put to shareholders were passed at the 2004 AGM. The results of the voting by poll have been published on CLP's website, the website of the Hong Kong Stock Exchange and also by notice in local newspapers. The full proceedings of the AGM can be viewed on the "Corporate Governance" section of the Company's website. Minutes of the AGM were sent to shareholders along with the Company's first quarterly statement for 2004.

CLP uses a number of formal channels to account to shareholders for the performance and operations of the Company, particularly our annual and interim reports and quarterly statements. In addition, the AGM provides an opportunity for communication between the Board and the Company's shareholders. The Company regards the AGM as an important event in the corporate year and all Directors and Senior Management make an effort to attend. The Chairmen of the Audit Committee and Human Resources & Remuneration Committee will usually attend the AGM and answer questions. It is our policy to involve shareholders in the Company's affairs and to communicate with them face-to-face at the AGM and during visits to CLP about our activities and prospects.

The "CLP and Our Shareholders" Section of this Annual Report sets out a wide range of other information of particular interest to shareholders, including:

- Details of the profile of the shareholders in the Company and aggregate shareholding;
- An explanation of the extent of the Company's public float as at 28 February 2005, being the latest practicable date prior to the issue of this Annual Report; and
- A calendar of important shareholders' dates for 2005.

Enquiries may be put to the Board by contacting either the Company Secretary through our shareholders' hotline 852-2678 8228, e-mail at cosec@clp.com.hk or directly by questions at an AGM or EGM. Questions on the procedures for convening or putting forward proposals at an AGM or EGM may also be put to the Company Secretary by the same means.

The Board

The Board is charged with promoting the success of the Company by directing and supervising its affairs in a responsible and effective manner. Each Director has a duty to act in good faith in the best interests of the Company. The Directors are aware of their collective and individual responsibilities to all shareholders for the manner in which the affairs of the Company are managed, controlled and operated.

CLP Code on Corporate Governance sec. II. B

The types of decisions which are to be taken by the Board include those relating to:

- The strategic direction of the Company;
- The objectives of Management;
- Monitoring the performance of Management;
- Overseeing the management of CLP's relationships with stakeholders, such as Government, customers, the community and others who have a legitimate interest in the responsible conduct of the Group's business;
- Ensuring that a framework of prudent and effective controls is in place to enable risks to be assessed and managed; and
- Setting the Company's values and standards.

The Directors are responsible for the preparation of the accounts for each financial period which give a true and

CLP's Corporate Governance Framework



Shareholders
Other
Stakeholders
(customers, community,
business partners, etc.)
Management
and Staff
Internal
Auditors
External
Auditors
Board and
Board Committees

The CLP Corporate Governance Framework is used in the CLP Code to identify the key players involved in ensuring the application of good governance practices and policies within the CLP Group and to give structure to our explanation of those practices and policies.

Shareholders will find our ongoing corporate governance practices are now set out more fully in the CLP Code than in this Annual Report. In addition to reporting on compliance with the Stock Exchange's requirements, this Corporate Governance Report will focus more on how those practices were actually applied by the Company during the year under review.

This Corporate Governance Report includes the mandatory disclosure requirements and all the recommended disclosures listed in Appendix 23 to the Listing Rules. To help shareholders relate the Company's corporate governance practices during 2004 to those laid out more fully in the CLP Code, this Corporate Governance Report adopts the same order as that used in the CLP Code to explain our corporate governance framework. We also set out the corresponding cross-references to sections of the CLP Code.

Shareholders

The Board and Senior Management recognise their responsibility to represent the interests of all shareholders and to maximise shareholder value. The "CLP and our Shareholders" section of this Annual Report details our policies and actions in this respect. In addition, the CLP Code highlights key rights enjoyed by shareholders.

sec. II. A



The Company is incorporated in Hong Kong. We believe that it is appropriate to have chosen to be subject to the company law of the jurisdiction in which our business is based, where our shares are listed and where the vast majority of our shareholders are resident.

Further to the Hong Kong Companies Ordinance and our Articles of Association, an Extraordinary General Meeting (EGM) can be convened by a written request signed by shareholders holding not less than one-twentieth of the paid-up share capital of CLP, stating the objects of the meeting, and deposited at our registered office in Hong Kong at 147 Argyle Street, Kowloon.

The procedures for shareholders to put forward proposals at an Annual General Meeting (AGM) or EGM include a written notice of those proposals being submitted by shareholders, addressed to the Company Secretary at the registered office. The detailed procedures vary according to whether the proposal constitutes an ordinary resolution or a special resolution or whether the proposal relates to the election of a person other than a Director of the Company as a Director. The relevant procedures are set out in the Notice of AGM which accompanies the despatch of this Annual Report to shareholders and will be included with the notice to shareholders of any future AGM. The procedures for shareholders to convene and put forward proposals at an AGM or EGM are available on our website or on request to the Company Secretary.

The most recent shareholders' meeting was the AGM held on 22 April 2004 at the Peninsula Hotel, Kowloon, Hong Kong. The major items discussed and the percentage of votes cast in favour of the resolutions relating to those items are set out below:

- Re-election of Mr. Vernon F. Moore, Mr. Rudolf Bischof, Mr. Hansen Loh, Mr. William E. Mocatta and Mr. Peter P. W. Tse as Directors of the Company and the election of Dr. Y. B. Lee as a Director of the Company (99.478% to 99.59% in respect of each individual resolution);

The following are the major respects in which the CLP Code exceeds the Code Provisions and Recommended Best Practices of the Stock Exchange Code.
CLP has established a Corporate Governance Framework which covers all of the relationships and responsibilities of the external and internal corporate governance stakeholders in a comprehensive and structured way.
CLP acknowledges shareholders' rights as set out in the Organisation for Economic Cooperation and Development's "Principles of Corporate Governance".
CLP has adopted its own Code for Securities Transactions by Directors, which is on terms no less exacting than the required standard as set out in the Model Code under Appendix 10 of the Listing Rules. This Code also applies to other "Specified Individuals" such as members of the CLP Group's senior management. A copy of this Code is available on the CLP website.
We will issue a formal letter of appointment for Non-executive Directors, modelled on the letter of appointment in the "Higgs Report" in the UK on the "Review of the Role and Effectiveness of Non-executive Directors". The model letter is on our website and deals with a range of matters regarding a Director's appointment and responsibilities.
The Audit Committee comprises only Independent Non-executive Directors.
CLP publishes an annual Social and Environmental Report on these aspects of its performance.
We announce our financial results within two months after the end of the financial year and send audited accounts to shareholders within the month following that announcement.
We enhance disclosure of financial information about the CLP Group's jointly controlled entities and associated companies.
The Chief Executive Officer (CEO) and Chief Financial Officer (CFO) make an annual "General Representation Letter" to the Audit Committee, in which they give a personal certification of compliance by themselves and their subordinates with a range of key internal control systems, disciplines and procedures.
We issue a Remuneration Report which sets out the policies applied to determining remuneration levels and explains the remuneration paid to all Directors and Senior Management.
We adopt a Fair Disclosure Policy.

The following are all the deviations, with considered reasons, of the CLP Code and our actual practices, from the Recommended Best Practices of the Stock Exchange Code.
It is a Recommended Best Practice that an issuer should appoint Independent Non-executive Directors representing at least one-third of the Board. In CLP's case, the Board presently comprises 17 Directors, of whom 5 are Independent Non-executive Directors. This exceeds the current minimum requirement under the Listing Rules, which is to have 3 such directors. The reasons for deviation from this Recommended Best Practice are that CLP considers that the Independent Non-executive Directors on the Board are already of sufficient calibre and number for their views to carry weight. Nevertheless, it is the Company's aim, as confirmed in the CLP Code at paragraph II.B.21, that Independent Non-executive Directors should comprise at least one-third of the Board. The Nomination Committee has been reviewing appointees for recommendation to the Board and subsequent approval by shareholders.
It is a Recommended Best Practice that an issuer should announce and publish quarterly financial results. CLP issues quarterly statements which include turnover, interim dividends and progress in major business activities over the quarter. However, CLP does not issue quarterly financial results. The reasons for deviation from this Recommended Best Practice are a judgment that, as a matter of principle and practice, quarterly reporting does not bring significant benefits to shareholders. CLP's position is set out on our website as an update of the views that we expressed in 2002 and which were accompanied by a standing invitation to shareholders to let us know if their views differed. Up to the date of this Report, we have received no such feedback from shareholders. We would review our position if and when there was a clear demand from shareholders for quarterly reporting – since it would be for their benefit and at their cost. CLP's focus remains on enhancing the quality of its reporting to shareholders through existing channels such as the Annual Report, Social and Environmental Report and its website – all of which exceed regulatory requirements in the extent of disclosure made.

Corporate Governance Practices

Maintaining a good, solid and sensible framework of corporate governance has been and remains one of CLP's top priorities.

This involves, amongst others, two important commitments. First, to disclose our corporate governance practices openly and fully, so that our shareholders can form their own judgment on whether these meet their expectations. Secondly, to review our principles and practices in light of experience, regulatory requirements and international developments - recognising that corporate governance is an evolving process and to move on a timely basis in response to incoming regulatory changes and developing corporate governance practices.

The inclusion, for the first time, of a formal "Corporate Governance Report" from the Board in this year's Annual Report is an example of our determination to make good on both these commitments.

In November 2004, the Hong Kong Stock Exchange issued its "Code on Corporate Governance Practices and Corporate Governance Report" (the Stock Exchange Code), with a grace period such that it will take effect for accounting periods commencing on or after 1 January 2005. The Stock Exchange Code sets out principles of good corporate governance and two levels of recommendation, namely:

- Code Provisions, with which issuers are expected to comply or to give considered reasons for any deviation; and
- Recommended Best Practices, which are for guidance only, save that issuers are encouraged to comply or give reasons for deviation.

The Stock Exchange has allowed issuers to devise their own codes on corporate governance practices on such terms as they may consider appropriate, provided reasons are given for any deviation from the Stock Exchange Code.

On 28 February 2005, the Board approved a "CLP Code on Corporate Governance" (the CLP Code) with effect from that date. The CLP Code is issued to shareholders with this Annual Report and set out on our website. In addition, copies are available from the Company Secretary on request.


CLP Holdings
CLP Code on Corporate Governance

The decision to adopt the CLP Code, as opposed to the Stock Exchange Code, reflected the following considerations:

- We had already developed and implemented our own corporate governance framework, expressed in "Corporate Governance – CLP Principles and Practices" first issued in 2000 and updated in 2003;
- We wanted to express our corporate governance practices in our own words and with a structure which corresponds to our existing framework; and
- We did not want to take the Stock Exchange Code as a ceiling for governance practices and procedures. In a number of respects CLP had practices in place that went beyond the terms of the Stock Exchange Code.

The CLP Code incorporates all of the Code Provisions and Recommended Best Practices in the Stock Exchange Code, save for the few exceptions specified and explained below. It exceeds the requirements of the Stock Exchange Code in many aspects. CLP has also applied all of the principles in the Stock Exchange Code. The manner in which this has been done is set out in the CLP Code and this Corporate Governance Report. We have put on our website an annotated version of the CLP Code, with cross-references from the CLP Code to the corresponding Code Provisions and Recommended Best Practices of the Stock Exchange Code.

The Stock Exchange Code replaced the Code of Best Practice at Appendix 14 of the Listing Rules with effect from 1 January 2005. Throughout the year ended 31 December 2004, the Company complied with the Code of Best Practice.

Independent Non-executive Directors



The Hon. Sir S. Y. Chung
GBM, GBE, PhD, FREng., JP, aged 87 (Appointed on 23 March 1967 △)
Sir S. Y. is the Chairman and an Independent Non-executive Director of The Kowloon Motor Bus Holdings Ltd., a Director of Sun Hung Kai Properties Ltd. as well as other companies in Hong Kong. He has contributed significantly in Hong Kong's political, industrial, social and tertiary education fields for over four decades. He was Senior Member of Hong Kong Legislative Council (1974-78), Executive Council (1980-88), and again Convenor of HKSAR Executive Council (1997-99). He was deeply involved in the Sino-British negotiations on Hong Kong's future (1982-85) and the establishment of the HKSAR (1993-97).



William K. Fung
OBE, DBA, MBA, BSE, JP, aged 56 (Appointed on 26 August 1994 △)
Dr. Fung is Group Managing Director of Li & Fung Ltd., and has held key positions in major trade associations. He currently serves as a member of the Economic and Employment Council of the Hong Kong Special Administrative Region. He holds a Bachelor of Science degree in Engineering from Princeton University, an MBA degree from the Harvard Graduate School of Business, and an Honorary Doctorate degree of Business Administration awarded by the Hong Kong University of Science and Technology. He is also a Non-executive Director of Integrated Distribution Services Group Ltd., Convenience Retail Asia Ltd., HSBC Holdings plc, chinadotcom corporation and VTech Holdings Ltd.



V. F. Moore
BBS, FCA, FCPA, aged 58 (Appointed on 7 March 1997 △)
Mr. Moore is an executive director of CITIC Pacific Ltd. and CITIC Hong Kong (Holdings) Ltd. In addition to CLP, he is a Non-executive director of Cathay Pacific Airways Ltd., Chairman of New Hong Kong Tunnel Company Ltd. and Western Harbour Tunnel Company Ltd., and Deputy Chairman of CITIC Capital Markets Holdings Ltd.



Hansen C. H. Loh
aged 67 (Appointed on 5 May 2000)
Mr. Loh is the Chairman of Farrington American Express Travel Services Ltd. He is also the Managing Director of Wyler Textiles Ltd. and a Non-executive Director of CITIC Pacific Ltd., of which he is also a member of the Audit Committee.



Paul M. L. Kan
MBA, aged 58 (Appointed on 7 September 2001)
Mr. Kan holds an MBA degree from the Chinese University of Hong Kong, and various professional qualifications with a number of computing and engineering societies and institutes in the U.K. and U.S.A. He is the founder and the Chairman of Champion Technology Holdings Ltd. and Kantone Holdings Ltd. He is also the Chairman of DIGITALHONGKONG.COM.

Executive Directors



Peter P. W. Tse
BSc(Eng.), MSc, FCA, FCPA, aged 53 (Appointed on 17 February 2000)
Mr. Tse holds a BSc degree in Mechanical Engineering from the University of Hong Kong, and an MSc degree from the University of Stirling in Scotland. He is a Fellow of The Institute of Chartered Accountants in England and Wales and a Fellow of The Hong Kong Institute of Certified Public Accountants. Mr. Tse is the Chief Financial Officer of the Group. Before joining the CLP Group in 1981, he worked with Deloitte & Co. in London and Hong Kong, and the Swire Group.



Peter W. Greenwood
MA, FCS, FCIS, aged 48 (Appointed on 7 September 2001)
Mr. Greenwood holds an MA degree in law from the University of Cambridge. He is a Fellow of The Institute of Chartered Secretaries in England and a Fellow of The Hong Kong Institute of Company Secretaries. He is a solicitor in England and Wales and in Hong Kong as well as being qualified as an avocat in France. Mr. Greenwood is the Corporate Counsel and Company Secretary of the Group. Before joining the CLP Group in 1995, he was a solicitor with leading corporate law firms in the U.K., Hong Kong and France.



Y. B. Lee
BSc, MSc, PhD, DIC, C.Eng., MIEE, FHKIE, aged 58 (Appointed on 4 August 2003)
Dr. Lee holds a BSc degree in Electrical Engineering from the University of Hong Kong, an MSc degree from Imperial College, University of London and a PhD from the University of Bath. He is a Chartered Engineer and a Fellow of the Hong Kong Institution of Engineers. Dr. Lee is the Group Executive Director, Managing Director of Hong Kong Nuclear Investment Co. Ltd. and the Senior Advisor to the Group for China affairs. He first joined the CLP Group in 1976 and has taught at the University of New South Wales, Australia.

Senior Management



Betty Yuen
B.Comm., CA (Canada), aged 47, Managing Director, CLP Power Hong Kong
Mrs. Yuen has overall responsibility for CLP Power Hong Kong Ltd. Mrs. Yuen began her career in public accounting in Canada. She spent 13 years with ExxonMobil Energy Ltd. and her latest position there was Executive Director - Finance and Development before taking up the position in CLP Power Hong Kong Ltd. as Director - Finance and Planning in 1999. Mrs. Yuen assumed her current position in April 2002.



Richard McIndoe
MA, MBA, aged 40, Managing Director, CLP Power Asia
Mr. McIndoe joined the CLP Group in 2002. He is responsible for the development and operations of the Group's electricity business outside Hong Kong. He has extensive background in business development and commercial asset management in the regional electricity industry, as well as spending several years with a major international investment bank, based in Hong Kong. He holds an MA degree from the University of Cambridge and an MBA degree from INSEAD Business School in France.

Board of Directors and Senior Management

Non-executive Directors



The Hon.
Michael D. Kadoorie
GBS, LLD (Hon.), aged 63, Chairman (Appointed on 19 January 1967 △)
Mr. Kadoorie is an Officier de la Légion d'Honneur, Commandeur de l'Ordre de Léopold II and Commandeur de l'Ordre des Arts et des Lettres. He is the Chairman of The Hongkong and Shanghai Hotels, Ltd., Heliservices (Hong Kong) Ltd., CLP Research Institute Ltd. as well as a Director of Sir Elly Kadoorie & Sons Ltd., Hong Kong Aircraft Engineering Co. Ltd. and Hutchison Whampoa Ltd. He is the brother-in-law of a fellow Director, Mr. R. J. McAulay.



W. E. Mocatta
FCA, aged 51, Vice Chairman (Appointed on 16 January 1993 △)
Mr. Mocatta is a Fellow of The Institute of Chartered Accountants in England and Wales. He became an Executive Director of Sir Elly Kadoorie & Sons Ltd. in 1982. He is the Chairman of CLP Power Hong Kong Ltd. and CLP Properties Ltd. He is a Director of The Hongkong and Shanghai Hotels, Ltd. and other companies in Hong Kong.



J. S. Dickson Leach
MBA, FCA, aged 59, Vice Chairman (Appointed on 15 December 1978 △)
Mr. Dickson Leach holds an MBA degree from Columbia University and is a Fellow of The Institute of Chartered Accountants in England and Wales. He is the Chairman of CLP Power Asia Ltd. He is also Chairman of Tai Ping Carpets International Ltd. and Sir Elly Kadoorie & Sons Ltd. He is a Director of Hong Kong Aircraft Engineering Co. Ltd. and The Hongkong & Shanghai Hotels, Ltd.



R. J. McAulay
MA, CA, aged 69 (Appointed on 1 January 1968 △)
Mr. McAulay holds an MA degree from the University of Glasgow and is a Member of The Institute of Chartered Accountants in Scotland. He is the brother-in-law of the Chairman. Mr. McAulay is a Director of Sir Elly Kadoorie & Sons Ltd. and The Hongkong and Shanghai Hotels, Ltd. He is also a trustee or council member of a number of commercial, artistic or charitable organisations, in Hong Kong and elsewhere.



J. A. H. Leigh
aged 51 (Appointed on 10 February 1997 △)
Mr. Leigh is a lawyer by training. Prior to joining the CLP Group, Mr. Leigh was in private practice as a solicitor in Hong Kong and the U.K. He was the Senior Legal Advisor, Company Secretary and General Manager – Corporate Affairs in the CLP Group between 1986 and 1996. Mr. Leigh is a Director of Sir Elly Kadoorie & Sons Ltd. overseeing a number of the Kadoorie Family's interests in Hong Kong and overseas.



R. Bischof
aged 63 (Appointed on 5 September 1997 △)
Educated in Switzerland, Mr. Bischof has been engaged in the field of asset management and private banking in Hong Kong since 1971, including several years with the former Swiss Bank Corporation. Prior to coming to Hong Kong, Mr. Bischof also worked for a leading British investment bank in London, Madrid and New York. He joined Sir Elly Kadoorie & Sons Ltd. as a Director in 1996. He is also a Director of Nanyang Holdings Ltd.



I. D. Boyce
FCA, aged 60 (Appointed on 19 November 1999)
A chartered accountant from the United Kingdom, Mr. Boyce spent 18 years with the Warburg group, six years of which were as Managing Director of East Asia Warburg in Hong Kong; and nine years with Schroders Asia, also in Hong Kong. Mr. Boyce was Managing Director (Vice Chairman from April 1998) of Schroders Asia before joining Sir Elly Kadoorie & Sons Ltd. as a Director in 1999. Mr. Boyce is also a Director of The Hongkong and Shanghai Hotels, Ltd. and Tai Ping Carpets International Ltd.



P. C. Tan
BSc, MBA, aged 57 (Appointed on 1 January 2003)
Mr. Tan is the Chairman of ExxonMobil China Investment Co., Ltd. and ExxonMobil Hong Kong Ltd. with oversight responsibility for ExxonMobil's businesses in the Chinese mainland and Hong Kong. Mr. Tan graduated from the University of Singapore with a Bachelor of Science (Applied Chemistry) and an MBA degree from New York University. He joined Mobil Oil in Singapore in 1970 and worked in Singapore, the United States and Australia. Mr. Tan is a member of the Board of Governors of the American Chamber of Commerce in Hong Kong.

△ The date given is that of appointment to the Board of China Light & Power Co., Ltd., the holding company of the CLP Group prior to the Group Reorganisation in 1998. All of these Directors were appointed to the Board of CLP Holdings Ltd. on 31 October 1997.

Directorships held by Directors and Senior Management in the subsidiary companies of CLP Holdings are available on our website.


Group
Managing
Director



Andrew Brandler
MA, MBA, ACA, aged 48 (Appointed on 6 May 2000)
Mr. Brandler holds an MA degree from the University of Cambridge, MBA degree from Harvard Business School, and is a Member of The Institute of Chartered Accountants in England and Wales. He joined the CLP Group as the Group Managing Director and Chief Executive Officer in May 2000. Prior to joining the CLP Group, Mr. Brandler was an investment banker, specialising in the energy and utility sectors and was the Head of Asia-Pacific Corporate Finance with Schroders, based in Hong Kong.

Values

Our vision of being a leading investor-operator in the Asia-Pacific electric power sector is underpinned by a broad set of values towards our stakeholders and key aspects of our operations. These ensure that we run our business in an honest and responsible manner.

CLP's overaching cultural and ethical standards are expressed in "From Vision to Reality" – a value framework drawn up in 2002 which sets out our vision, mission, strategy, values and policies. This framework is publicly disclosed, including on our website, so that stakeholders are aware of the standards which they can expect from CLP and whether these standards, and the manner in which CLP conducts itself in practice, meet their expectations.

The value framework is a major influence on CLP's internal and external communications, including this Annual Report and our Social and Environmental Report.

The value framework also includes a commitment to high standards of corporate governance, integrity and transparency. This reflects our view that corporate governance is not just a question of technical and regulatory compliance. It is, above all, a question of values or culture – a conscious decision to do the right thing as a company.

The value framework sets out the choices we have made. This section of the Annual Report describes some of the processes and systems we use to promote and monitor the respect of these values. The Annual Report as a whole seeks to explain to shareholders and other stakeholders how the Company is living up to those values.


What do we want to be?
Vision
Mission
How will we achieve this?
Strategy
What guides the pursuit of our strategy?
Values
What must we do to uphold our values?
Commitments
Policies and Codes

How do we run our business?

We care how results are achieved, not just that they are achieved.


提升投資價值　關心社群環境
RING ECONOMIC, SOCIAL AND ENVIRONMENTAL VALUE

Construction was started on a school in Guangxi, near the site of CLP's power station project at Fangchenggang, which will welcome around 360 pupils. As well as providing funds to build these schools, CLP supports on-going maintenance and contributes to the provision of library books, stationery and sport equipment.

CLP Guohua also supports education development by contributing to an education development fund which makes donations to middle schools of the Beijing Normal University to provide grants for outstanding students from the poorer counties on the outskirts of Beijing.

Asia Pacific

Yallourn Energy continued with its community partnership programme, a series of activities and projects aimed at benefiting the communities in the Latrobe Valley region through partnerships between its employees and the local communities. Activities undertaken in the context of the programme included employees giving up their own time to install large shade sails over the outdoor activities area at a local pre-school. Yallourn Energy also organised its first Fun Run/Walk, with 80 staff volunteers and 550 participants raising money for a local cancer care centre.

At GPEC, community activities focused on pre-primary and primary education and on community health and support. For example, in 2004 GPEC and Pratham, a non-governmental organisation, started a project to promote universal education throughout Bharuch district with the objective of having every child in school and reading and writing. GPEC organised regular medical camps for surrounding villages and supported medical care through its work with another non-governmental organisation, Seva Yagna Samiti. It sponsored the renovation of one wing of the Civil Hospital at Bharuch, which was completed during the year.

The Ho-Ping Feedback Fund, established in 2003, continued to support community projects in Hualien and Ilan counties, such as educational donations, sponsorship of community and cultural events and support for local medical and other services.

In Thailand, BLCP allocated 25 million Baht for the implementation of community relations programmes to improve the standard of living of Map Ta Phut fisherman and Rayong communities. Funds were applied to activities such as the utilisation of bottom ash for an agriculture programme for Rayong farmers, cultivation programmes for prawns and blue crabs, as well as the establishment of artificial coral reefs and planting of mangrove forest.



Mixed feelings about participating in CLP's 'Care for the Health of the Elderly' Charity Programme



CLP and our Community

As an electric utility, CLP's most direct contribution to the community is through the provision of consistently reliable and high quality electric power to support the economic and social development of the communities in which we operate. To this we add our wider responsibility to be a good corporate citizen; one which takes pride in making significant contributions to community programmes in which we can add value.

Our Social and Environmental Report 2004 describes CLP's community initiatives in greater depth and detail – in this section of the Annual Report we give just a sample of our community activities in 2004 – to demonstrate both the variety of such activities and that these are carried on throughout the CLP Group and amongst the joint ventures in which we participate.

Hong Kong

In 2004, the CLP Volunteers' Team marked its 10th anniversary. The team was established in 1994 when several employees decided to make use of their expertise in order to provide rewiring services to elderly people living alone in public housing.

Over the years, the number of volunteers has grown to 600, reinforced by participation from family members and other new partners, such as the Electric and Mechanical Services Department of the Hong Kong Government. The services provided to our community by the CLP volunteers have also extended into new areas, such as the Reading Ambassadors programme, which started in 2003, and involves over 50 CLP volunteers in reading and story-telling sessions for mentally disabled children in eight centres of the Heep Hong Society. CLP volunteers and family members also continued to provide free English lessons for newly arrived Mainland children.

CLP partnered with the Hong Kong Council of Social Services to launch the "Caring for the Health of the Elderly" charity programme. For every HK$20 donated by members of the public, CLP has contributed an additional HK$50 to raise funds for producing health packs to care



for the health of the elderly. By the start of 2005 this programme had benefited 10,000 underprivileged elderly people.

CLP remains a strong supporter of the Community Chest. In 2004, a total of HK$1.1 million was raised for the Chest through various fund raising programmes, such as the Skip Lunch Day, Green Day and Dress Casual Day. The combined efforts of the Company and its staff resulted in CLP receiving a President's Award from the Community Chest in 2004.

Our community activities also included the promotion of arts and culture, such as through our sponsorship of classical musical performances organised by the Hong Kong Sinfonietta, Le French May, the Chopin Society and the Hong Kong Chinese Orchestra.

Chinese Mainland

In the Mainland, CLP has continued its support to the Project Hope School Programme. By the end of 2004, eight schools had been opened in the western provinces of China, including four in Guizhou (in the vicinity of CLP's joint venture at Anshun), two in Yunnan and two in Sichuan. These schools are providing new classrooms and supporting facility for more than 3,000 pupils.

annual total CO_2 emissions in Hong Kong to below our 1990 level from 1994 through to 2003, despite an increase of over 65% in local electricity sales since 1990, the reference year for the Kyoto Protocol.

Energy Conservation

Energy conservation helps both air quality and climate change. Through education, stakeholder engagement and practical implementation, CLP has been promoting the careful use of energy:

- CLP's PowerWise programme in Hong Kong promotes practical ways to use energy efficiently. We work with local organisations to promote PowerWise concepts and tips through education seminars, games and outreach activities.
- In 2002, we introduced an energy management tool "Montage" to identify opportunities for sustainable energy savings at our power stations in Hong Kong. In 2003, such savings amounted to 29.7GWh, with major savings arising from process optimisation. A further improvement of 12.6% was achieved in 2004 amounting to savings of 33.4GWh.
- CLP provides advice to its customers on energy saving measures. CLP advisory services have led to significant cost and energy savings for customers ranging from hospitals, hotels to academic institutions.

In 2005 and beyond, CLP needs to increase its efforts in energy conservation across the Group and, in Hong Kong where we have a retail electricity business, to help our customers better understand how to use energy more wisely. To do so, we will

- set an example by reducing energy consumption in our own business;
- continue to participate in the education and information of our fellow citizens on the opportunities and benefits of energy saving; and
- share our experience with the community, including technical advice on reducing energy consumption.



Local school students present their designs of renewable energy models at CLP's Renewable Energy Community Projects Workshop

Climate Change

CLP considers climate change to be a significant issue for our business. We recognise that it is a source of business risk, both from a regulatory perspective, and because of the direct and other indirect impacts climate change may have on our assets and operations. Climate change may also impact our key stakeholders, including employees, customers and the communities in which we live and work. At the same time, climate change can present new business opportunities to provide low-carbon energy.

CLP has committed to develop a climate strategy in 2005 for implementation in 2006. Work is underway and we will be rolling it out at the end of the year.

CLP is the only Hong Kong based company to participate in both rounds of the Carbon Disclosure Project (CDP), an investor-led initiative to identify climate impacts on publicly traded companies. We have already agreed to participate in the third round as well. Our disclosures are available at the CDP website, as well as on our own website.

The CLP Group has already started to invest in renewable energy in our commitment to address global climate change. And in our Manifesto, we committed ourselves to the target of developing generating capacity from renewable energy sources, such that by 2010 this would represent approximately 5% of our total generating capacity.

Our policy of active involvement and encouragement of renewable energy sources has already led CLP to:

- hold a 41.5% shareholding in, and contribute to the development of, 98MW of small hydro plants in Huaiji, Guangdong Province;
- take a 45% stake in 2004 for the development of 27MW of windpower at Changdao in Shandong;
- launch the site selection, wind measurement and environmental studies necessary for a commercial grade wind turbine demonstration project in Hong Kong; and
- continue the CLP Renewable Energy Initiative in Hong Kong. This is a programme, launched in 2003, focusing on renewable resource assessment, renewable energy projects, education and community support.

Looking forward, CLP is currently undertaking wind measurement work in respect of windpower projects in the Mainland at Hailing Island, Guangdong and at Wenchang in Hainan. In addition, we have signed a letter of intent with Huaneng for the joint development of a 19.5MW wind project at Weihai in Shandong. Further afield, GPEC is working with its local government to set up a wind farm so that its remotely located river water pump house may be powered by renewable energy. In Australia, we are also pursuing wind power projects. We hope to be able to make progress on these during 2005.

In Hong Kong, CLP's strategy to diversify into climate-friendlier fuels has substantially lowered our greenhouse gases emissions per unit of electricity produced. In particular, and as the following table illustrates, diversification of our fuel mix has allowed CLP to hold our

Total CO_2 Emissions and Local Electricity Sales in Hong Kong (1990-2004)


Emissions Kilotonne
25,000
20,000
15,000
10,000
5,000
90
91
92
93
94
95
96
97
98
99
00
01
02
03
04
Electricity Sales GWh
35,000
30,000
25,000
20,000
15,000
Total CO_2 emissions
Local electricity sales


Total Emissions and Local Electricity Sales in Hong Kong (1990-2004)


Emissions
Kilotonne
150
120
90
60
30
90
91
92
93
94
95
96
97
98
99
00
01
02
03
04
Electricity Sales
GWh
35,000
30,000
25,000
20,000
15,000
Total SO_2 emissions
Total NO_x emissions
Total Particulate emissions
Local electricity sales

Elsewhere, at GPEC, we were able to begin replacing naphtha fuel with natural gas some two years ago. We have now reinforced this change in fuel by the start of an LNG supply, making GPEC the first power station in India to use LNG.

At Yallourn Energy in Australia, a major five year refurbishment of Electrostatic Precipitators (ESP) on two 380MW operating units is nearing completion. Over 80% of the ESP zones have been upgraded, resulting in a significant reduction in the concentration of particulates emissions to air during 2004. This trend will continue with completion of all remaining zones in 2005.

The Ho-Ping plant in Taiwan, commissioned in 2002, continues to set the highest standard in the CLP Group's coal-fired portfolio for air emissions reduction capabilities. It has both FGD and selective catalytic reduction (SCR) in service to reduce SO_2 and NO_x respectively and provides experience to the Group in the use of these technologies.

In line with our commitment to incorporate SO_2 emission reduction capability (such as FGD) into the planning of all greenfield coal-fired projects in which the CLP Group has a controlling interest, the BLCP project is being constructed with FGD and low NO_x combustion systems to minimise atmospheric emissions. FGD is already being incorporated in the equipment design and procurement processes for CLP's newest greenfield project, at Fangchenggang.

CLP has committed itself in the Manifesto to improving the environmental performance of our electricity generation activities in Hong Kong, both by promoting the use of natural gas as fuel and by applying innovative technologies to reduce emissions from coal-fired generation. In the former respect, we are working to develop the infrastructure needed to assure the availability of natural gas in Hong Kong. In the latter respect, we plan to install flue gas desulphurisation (FGD) facilities to reduce SO_2 emissions and particulates at Castle Peak Power Station. To further reduce NO_x emissions, we will also introduce a selective catalytic reduction (SCR) plant. On completion of this work around the turn of the decade, SO_2 and NO_x emissions per unit of electricity produced will be reduced by over 90% and 80% respectively from current levels. Particulate emissions, of which 99.4% are already captured, will be further reduced.

We are working hard with Government to obtain the approvals necessary for this work to start, and to establish the economic regulations and environmental limits which will apply to these investments. In the meantime, other environmental improvement initiatives have been progressed. In 2004, an enhancement project was completed for all precipitators of the 680MW coal-fired generating units at Castle Peak to further reduce dust emissions. The boiler optimisation system introduced during the year has reduced NO_x emissions in the typical load range through enhanced combustion controls.

Betty Yuen
Managing Director,
CLP Power Hong Kong

CLP and our Environment



CLP has a duty to manage responsibly the environmental impact of all our operations and projects. We also have a duty to report honestly and openly on our environmental performance, which is a matter of considerable interest to our shareholders and many of our other stakeholders.

The extent and detail of the disclosures we aim to make on the environmental management of our business is such that our duty to inform can no longer be discharged within the constraints of the Annual Report itself. Instead, these matters are more fully addressed and explained in the CLP Group's Social and Environmental Report 2004 which is published at the same time as this Annual Report and dispatched to shareholders, as well as being widely distributed to stakeholders such as regulators, environmental organisations and community groups with a particular interest in this aspect of CLP's activities.

In December 2004, the CLP Group published "Our Manifesto on Air Quality and Climate Change" – recognising that these were the aspects of our environmental performance of most pressing concern to our stakeholders, above all in Hong Kong. The Manifesto is available on our website or by writing to our Group Public Affairs Department at our Head Office.

In this section of the Annual Report, we focus briefly on the three key issues covered in the Manifesto, namely, air quality, climate change and energy conservation. We invite readers to refer to the Manifesto itself and, for further information on our environmental performance in 2004, to turn to the Social and Environmental Report 2004 on our website.

Air Quality

Despite an increase of over 65% in local electricity sales since 1990, CLP's total emissions in Hong Kong in 2004 were lower than our 1990 levels, with SO_2, NO_x and particulate emissions having dropped by approximately 35%, 80% and 68% respectively.

However, the use of more coal in 2004 as compared with our historical low in 2001-2 has resulted in an increase in our total air emissions, as illustrated in the table on page 85. This was due to the continuing demand for power, as well as the need for moderate consumption of gas from the Yacheng-13 field in order to maintain sufficient gas supply to cover the period necessary to bring on-stream a replacement supply of LNG.



Hong Kong's air quality is deteriorating quickly and you are one of the biggest polluters in Hong Kong. Are you doing anything to correct this problem?

Mr. Bob van den Oord
General Manager, Eaton Hotel, Hong Kong
Business Customer

Yes. While CLP's own emissions account for only a small proportion of those which affect Hong Kong, we are committed to making our contribution to the overall effort which will be needed to improve Hong Kong's air quality over the years to come.

Emissions trading has been raised as an option to help cut regional emissions, but there are major issues that would need to be worked out in order to achieve this outcome such as:

- Manner of involvement of all sectors;
- Building a comprehensive emissions inventory;
- Coordinating and verifying across different jurisdictions; and
- Standardisation of different environmental standards and enforcement approaches.

It is CLP's view that, as matters stand, real reductions in emissions are made through investments and that directing these investments to our existing facilities is the most direct route towards emissions reductions.

In 2004 we maintained our focus on widening our talent pool and increasing our leadership strength. Our Management Development and Succession Planning remained a major component of our efforts towards this objective. About 80 potential leaders have been identified within the scope of this programme. Their career development is closely reviewed by Senior Management under the direction of the Group Managing Director, with career and training opportunities being mapped out on an individual basis. Internal successors have been identified for 74% of key management positions (2003: 77%). 87% of such key positions which became vacant in 2004 were filled internally and in accordance with our planned succession arrangements (2003: 67%).

The opportunity to enhance professional skills must be available to all our colleagues. For this reason the annual performance assessment of every employee in Hong Kong identifies training and development needs, which are then systematically followed-up.

These processes extend outside of Hong Kong. At Yallourn every employee has a personal development plan with career goals and training needs. At GPEC professional staff are undergoing training on Effective Personal Productivity aimed at improving professional and personal performance.

For 2004, including GPEC and Yallourn, the investment in developing our workforce amounted to a total of 27,787 training man-days (2003: 40,066) i.e. an average of 5.76 man-days per employee. The reduction in total training man-days compared to the previous year is due to the successful implementation of two major IT system projects, both of which required a significant training investment in 2003.

Looking forward, we have recognised the need to strengthen our long-term manpower planning process in order to ensure that we are adequately prepared for changes in the supply and demand of essential skills. In 2005, we will begin this by focusing on core skills in our Hong Kong workforce.

We have also recognised the need to increase the mobility of our workforce, both to meet our business need for availability of skills, and in order to meet the career development aspirations of our employees. In 2005, we will be taking steps to increase staff mobility by ensuring that movement opportunities across the Group are identified and communicated effectively, and that our human resources policies support regional mobility. In addition, we plan to introduce a regional posting into our graduate engineer training programme.


What will CLP do if there is surplus manpower as a result of the opening up of the Hong Kong electricity market in 2008?

Mr. Ho Wai Ip
Cook, CLP Power Hong Kong

Like any business, we aim to ensure that we have the right staff and skills for the business and market environment in which we are operating. I cannot predict the precise shape of the post-2008 electricity regulatory regime nor its particular implications for our human resources requirements. However, I believe that our staff have the experience and expertise which our community needs in order to ensure the continued provision of a first-class and cost-effective electricity supply. When you joined CLP in September 1993, we employed 6,243 staff in our Hong Kong electricity business. At the beginning of February 2005, we had reduced our manpower to 3,855, notwithstanding an increase of about 43% in electricity sales since 1993. I am confident that our human resources are deployed effectively. I see no reason why any fair and balanced outcome to the discussion on the post-2008 electricity regulatory regime should lead to significant reductions in the manpower we need to serve our customers well.

Andrew Brandler
Chief Executive Officer

Building our People Capital

In Hong Kong we continued with initiatives designed to ensure that our staff have the experience and skills needed to maintain the quality and reliability of the electricity supply to our customers.

Our efforts to preserve a balanced age profile and steadily to rejuvenate our workforce included:

- a new intake to the CLP Executive Programme which brings in talented young people;
- the recruitment of graduate engineering and technician trainees; and
- the hiring of new apprentices.

14.3% of our employees now have less than three years of service (2003: 16%).

As a result of our workforce rejuvenation initiatives, the rate of increase in the average age of our workforce has slowed down. The average age is now 41.8 compared to 40.6 three years ago.

Employee Profile

	2004	2003
Total at Year End	4,633	4,705
Average Age*	41.8	41.2
Average Years of Service*	16.1	15.4
Qualifications* (staff with Tertiary & above education)	46.7%	>45%

* Excludes GPEC & Yallourn employees

Employee by Business Activity

	2004	2003
CLP Holdings	1.6%	1.8%
Electricity Business in Hong Kong	83.7%	83.2%
Electricity Business in the Chinese mainland and Asia-Pacific Region	10.1%	10.7%
Electricity – Related Business	4.6%	4.3%

Employee by Category*


4.4%
42.2%
53.4%

■ Management/Senior Manager ■ Support Staff
■ Managerial/Professional staff
*Excludes GPEC & Yallourn employees

Note: The company has re-categorised its employees in 2004 due to the integration of the grading structure for general & industrial staff.

Turnover*


%
00
01
02
03
04
11
10
9
8
7
6
5
4

* Turnover includes voluntary turnover (i.e. resignations) and other separations (e.g. end of contract, retirement, dismissal, and etc). The figures exclude GPEC & Yallourn employees.

Good results were also achieved by those joint ventures in which CLP participates and where we aim to make a significant contribution to safety performance:

- Guangdong Daya Bay Nuclear Power Station was placed first in the categories of Nuclear Safety, Industrial Safety and Radiation Protection in Electricité de France's 2004 Safety Challenge awards for its nuclear power stations and other French-built stations in the world;
- as at 14 December 2004 5 million man-hours had been worked on the BLCP project without an LTI;
- CLP Guohua (including Panshan, Sanhe, Yire and Shenmu Power Stations) had no LTIs for over 3.88 million man-hours worked during 2004;
- Huaiji JVC had no LTIs for over 1 million man-hours worked in 2004;
- Guizhou CLP Power Company Limited (Anshun II) had no LTIs for over 0.67 million man-hours worked in 2004; and
- Shandong Project (including Shiheng, Heze II and Liaocheng power stations) had no LTIs for over 6 million man-hours worked in 2004.

We are taking steps to ensure that good practices and lessons learned on safety issues are transferred across the Group. In 2004 we brought together specialist staff from virtually all the operations in which we have an interest to exchange experience and ideas on safety, health and environmental matters.


Gujarat Paguthan

GPEC employees during fire-fighting training


Can the employees share the results of the Company?

Mr. Lee Kit Mau
Senior Foreman –
Electric Installation,
CLP Power Hong Kong

Yes. All employees in our Hong Kong electricity business now have a percentage of their individual remuneration in the form of an annual incentive payment. Payments under the incentive plan reflect both the performance of the individual and also the overall performance of the organisation. When evaluating organisational performance we adopt a balanced approach. This means taking into account not only our financial results, but also considering our safety, operational, and environmental performance.

Andrew Brandler
Chief Executive Officer

Remuneration and Performance

One of the policies which underpins our remuneration structures is that of the alignment of reward with performance. In 2004 we completed the implementation of a new performance-based system for CLP's Hong Kong workforce. This has replaced the previous fixed bonus and allowances. All permanent staff now have an appropriate percentage of their pay related to individual and company performance and the 13th month bonus has been completely phased out.

At Yallourn, continuous efforts were made to drive organisational performance through performance-based remuneration measured by progress against posted development plans. GPEC has implemented a revised Performance Management System in line with Group principles.

CLP and our Employees

The loyalty, skill and motivation of our employees is the foundation of the Group's success. In return, CLP has a responsibility to provide its staff with a safe, healthy and fulfilling work environment, with fair remuneration, fair management and opportunities for learning and professional development.

Safety

Safety is of utmost importance across the CLP Group. In our Annual Report 2003 we said that our safety performance should not be measured by the effort that we and our employees put into promoting a safe workplace – it can only be measured by the results actually achieved. We stand by this. The safety performance of our Hong Kong electricity business did not meet our standards in 2004.

There were two fatal accidents in February and March 2004. These led to the loss of life of an employee of a CLP contractor at Black Point Power Station and a CLP employee working on an overhead line tower near Tseung Kwan O. In addition, an incident in June at Black Point Power Station injured three CLP employees, two of them seriously.

This level of safety performance is unacceptable to our workforce, our management and our Board. Our safety record in recent years has been good. However, past achievement in safety does not guarantee continuing good performance. In safety, every day is a new day.

Each of the accidents in 2004 has been the subject of detailed investigation by panels comprising representatives of senior management. In addition to implementing the specific recommendation of the panels, we have pursued a range of initiatives to reinforce our safety culture, including:

- regular safety visits by directors and senior executives as a conspicuous demonstration of the importance we attach to safety;
- peer reviews to provide a "fresh eyes" view of existing operations and processes;
- use of predictive indicators such as first aid cases, behaviour observations and "near-miss" incidents to provide an early warning of the risk of accidents;
- a safety leader programme, where selected staff pass on their experience to colleagues; and



- a safety incentive scheme, including a Chairman's Safety Award, designed to promote increased awareness of workplace safety.

We are driving hard to achieve an improved safety record throughout 2005 and beyond.

During 2004, GPEC performed well on safety whereas Yallourn had a mixed year:

- GPEC continued to achieve exceptional safety records, reaching six years' operations without a lost time incident (LTI). It has also obtained for the fifth consecutive year the Gold Award from the Royal Society for the Prevention of Accidents.
- During February 2004 Yallourn achieved accreditation to the Australian Safety Standard AS4801. Two AS4801 surveillance audits have been completed. Comments from the lead auditor were very positive, indicating that Yallourn's combined safety, health and environment systems approach is among the best in Australia.
- It was a disappointing year at Yallourn from the perspective of LTIs, with three recorded LTIs. This level of performance is not acceptable. On the other hand, Yallourn's total incident frequency rate (TIFR – which includes incidents not resulting in time off work, such as first-aid incidents) for the year 2004 was very encouraging. The 2004 TIFR budget of 25 was set against a 2003 actual TIFR of 27. Yallourn completed the 2004 year with a TIFR of 13 – a reduction of 52% from the previous year.

Customer Service

Understanding our customers' needs and expectations is a major driver of our customer service. We go to great lengths to listen to what our customers say, including through:

- our Customer Consultative Group comprising CLP senior managers and customer representatives appointed after consulting with the Consumer Council. Members meet bi-monthly to give advice on CLP's customer service policies and initiatives, and help ensure that customers' concerns are properly addressed;
- our 14 Local Customer Advisory Committees. These celebrated their tenth anniversary in 2004 and cover each of the districts in our supply area;
- 80 customer liaison groups at public housing estates, rural committees and small and medium enterprise (SME) groupings;
- close liaison with about 100 strategic customers, each of whom has a designated CLP Account Manager; and
- monitoring customer satisfaction on an annual and quarterly basis by an independent multinational research agency.

The feedback from our customers contributed to a range of service improvements in 2004 such as:

- extension of our convenient payment options to include a credit card autopay service;
- promotion of induction cooking which, amongst other advantages, is clean, safe and energy-efficient (over 100,000 customers were involved in our promotion and demonstration activities in 2004); and
- the development of customised energy solutions, power and indoor air quality (IAQ) improvement proposals for commercial and industrial customers. Our power quality consultancy services were extended to customers with day-to-day operational problems through investigation and analysis of their equipment and data. 65 energy audits and 20 IAQ audits were conducted in the year, helping customers to achieve energy savings ranging from 1% to 20%.

All of the key aspects of CLP's services to our customers *are covered by 15 specific and demanding performance* pledges. Details of these and our performance in meeting them during 2004 are set out on our website.

Will the present customer service philosophy be changed if there are possible changes in the future SOC arrangements?

No – unless, which should never be the case, the post-2008 electricity regulatory regime is on terms which jeopardises our ability to continue to offer customers the first-class service levels which they expect and deserve.

Mr. Clement Tao
Chairman, Customer Consultative Group;
Managing Director,
Associated Advisers Ltd.

If the answer to the previous question is 'no', are there any planned customer service initiatives on the drawing board that will continue to make CLP a caring company well beyond say 2010?

We are working hard to continuously improve our service to our customers, meeting their expectations in billing and payment services with the introduction of new channels and options, covering the way customers can pay, where they can pay and the frequency with which they can make payment. The services at our customer service centres will continue to expand to offer a wide range of energy efficiency and electricity utilisation advice, both for the home and the small business. We are also looking at further improvements in energy data management and energy efficiency benchmarking to help our customers make better use of energy.

Betty Yuen
Managing Director,
CLP Power Hong Kong

The following chart illustrates CLP's achievements in managing its prices, in comparison to other Hong Kong utilities.

Price comparison of public utilities and CPI

Price in nominal terms (1983=100)



83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04
450
400
350
300
250
200
150
100
50
CLP
CPI(A)
Bus
LPG
MTR
Railway
Telephone Service
Towngas
Non-managerial wages (for reference)
Note: Data for "Non-managerial wages" are up to 2004 September
Source: Census and Statistics Department of Hong Kong Government

It is difficult to make comparisons of industrial and commercial tariffs between different countries because of variations in tariff structures and the limited public availability of information. However, as regards residential tariffs CLP compares favourably amongst world cities:–

2003 Residential Electricity Price Comparison for Utilities in Major World Cities



Vancouver
Kuala Lumpur
Taipei
Shanghai
Sydney
Jakarta
Shenzhen
Singapore
Wellington
CLP Power (with rebate)
Seoul
CLP Power
Manila
London
Madrid
Amsterdam
Paris
Luxembourg
Lisbon
Rome
Brussels
Tokyo
New York
20 40 60 80 100 120 140 160
HK cents/kWh
Government-owned utility
Privately-owned utility
Assumption: 3,300 kWh annual consumption
Source: U.K. Electricity Association, Web Search and Survey

In reviewing this table, it should also be noted that:

- tariff levels must also be judged by reference to supply reliability, since lower tariffs could be achieved at the expense of reliability. CLP combines reasonable tariffs with world-class reliability; and
- electric utilities in most Asian countries are government-owned, which may lead to significant public subsidy of tariffs. CLP's tariffs are not subsidised by the Hong Kong Government – either directly or indirectly such as by the grant of property development rights.

CLP's tariffs are affordable. In 1999/2000, which remains the latest date for which information is available, electricity costs represented only 1.7% of average monthly household expenditure in Hong Kong of HK$21,797. Moreover, CLP's average electricity price is more affordable than in most Asian countries, after adjusting for the effects of currency fluctuation and differing living standards.

2003 Affordability of Electricity



USA
United Kingdom*
Australia*
Singapore
Japan*
Taiwan
Hong Kong
South Korea
Malaysia
Thailand*
Chinese Mainland
1% 2% 3% 4% 5% 6%
MWh cost/GDP per capita
* 2002 Data
Source: Web Search and Survey

customer in CLP's supply area would have had an average of 6.09 minutes of unplanned power interruptions per year during the period from 2002 to 2004. The comparable figure for an average urban area in the U.S. would be more than 70 minutes per year.

Unplanned CML


Minutes
20
15
10
5
99*
00
01
02
03
04

* Excludes outages caused by typhoon York

Power Quality

Our customers' increasing reliance on electronic and computer devices to support their social and economic activities has made the quality of power supply more important than ever. If not properly managed, a minor voltage disturbance in the power system can cause unnecessary production loss and inconvenience to customers.

A service offered by us to evaluate customer equipment performance has resulted in more than 50 technical proposals being adopted by customers to enhance power quality since 2001.

Aiming at education and communication, in 2004 we established a Power Quality Exhibition and Technology Centre to demonstrate CLP's commitment to power quality improvement. The Exhibition Centre is fitted with interactive exhibits to illustrate common power quality issues found by customers, while the Technology Centre depicts practical technical measures that customers could adopt to mitigate power quality impacts.

Reasonable and Affordable Tariffs

In 2004 we announced that tariffs would be frozen in 2005. There has now been no tariff increase since 1998. During that period there have been six tariff rebates, totalling HK$3 billion. This is the equivalent of up to a 3.7% tariff reduction in the respective years. Our electricity tariff will remain the lowest in Hong Kong in 2005, by an estimated margin of about 20%.

This performance continued our long track record of careful tariff management. Between 1983 and 2004, the average cost of electricity has decreased in real terms (that is, taking into account inflation and deflation) by 37%.


As a CLP customer, I am most concerned about the level of the tariff. I understand that CLP's tariff is among the highest, if not the highest, in developed countries. Has CLP done enough to maintain the tariff at the lowest possible level in order to benefit its customers?
?

Mr. Li Kai Ming
Advisor, Customer Consultative Group

It really is not the case that CLP's tariff is amongst the highest in developed countries. I believe that our customers in Hong Kong judge our tariffs in four major respects:

- The year on year control of tariff increases;
- The comparison of CLP's tariff with those in other countries;
- By reference to the reliability of the service they receive for their money; and
- Affordability relative to their incomes and household budgets.

In all of these respects, CLP performs well. This is not just a matter of my opinion – the facts set out on these pages speak for themselves.

Betty Yuen
Managing Director,
CLP Power Hong Kong

CLP and our Customers



In the Mainland and Asia-Pacific region, CLP is presently engaged only in the generation sector of the electricity business. In Hong Kong, our activities include the transmission and distribution of electricity to customers. The provision of a first class electricity supply to the 5.5 million people of Kowloon and the New Territories is our duty as the sole provider in this area of an essential public service. The quality of our service is also vital to the long-term future of this business and represents one of the strongest arguments in favour of the current regulatory regime for our industry.

In this section we describe the service we provide to our customers by reference to the major qualities they would expect from their electricity supplier.

Reliability

CLP has a particular responsibility to our customers to provide them with high levels of supply reliability:

- As a major financial hub and a tourist centre in the region, Hong Kong relies extremely heavily on a reliable electricity supply to sustain its economic development and maintain its competitive position
- The preponderance of high-rise buildings makes our daily life depend on the uninterrupted services from lifts and escalators
- Hong Kong has an extremely high population density, which means that individual equipment failures may affect thousands of people
- The hot and humid climate leads to very heavy air-conditioning loads, especially during summertime

The blackout incidents in North America and Europe in 2003, as well as other major power system failures elsewhere within the past few years, have further highlighted the reliance of modern societies on a reliable electricity supply.

The tremendous efforts that CLP has made in improving supply reliability have brought our standards to a level which is amongst the best when compared to the U.S., U.K., Australia and New Zealand, as illustrated in the chart below:

Reliability Comparison (2002-2004)


2
1
0
0
100
200
Supply Interruption Duration
(Average Minutes of Interruption per Customer per Year)
longer → shorter
Urban New Zealand
Urban U.K.
CLP Power
Urban U.S.A.
Urban Australia
more often → less often
Supply Interruption Frequency
(Average Number of Interruptions per Customer per Year)

Source: UMS Group (2002-2004)

Our Unplanned Customer Minutes Lost (CML) per year, which is a standard measure of supply reliability, has improved by 73% over the past six years. A typical

The important dates for shareholders in 2005 are set out in the table below. Any subsequent changes to these dates will be published on our website.

2005 Financial Calendar

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
2004 Annual Results and Final Dividends announced		28										
2004 Annual Report on website/posted to shareholders			14/31									
2005 Annual General Meeting				28								
2004 Final and Special Final Dividends payable				29								
2005 First Interim Dividend announced					9							
2005 First Interim Dividend payable						15						
2005 Interim Results and Second Interim Dividend announced								23				
2005 Second Interim Dividend payable									15			
2005 Third Interim Dividend announced										18		
2005 Third Interim Dividend payable												15

We thank all those shareholders who provided feedback, both through the Feedback Form and during the Shareholders' Visit Programme. Shareholders' concerns and questions are collated so that they can be specifically addressed in this Annual Report. For example, key areas of shareholders' interest during 2004 have been the future of the SoC, property development opportunities in Hong Kong and environmental issues, all of which are covered in this Annual Report or the Social and Environmental Report. Shareholders' comments, both favourable and critical, can be addressed to our Company Secretary. We appreciate suggestions for improving our corporate performance, disclosure of information and the quality of our relationships with our investors.



Thank You

Peter P. W. Tse
Chief Financial Officer

Shareholder Relations

We have a duty to communicate truthfully with our shareholders on CLP's performance, so that they may make an informed decision regarding their investments and the exercise of their rights as shareholders, including voting their shares. It is important that this communication is a two-way process, with our investors having an opportunity to let us know their views on their Company. During 2004, this dialogue involved:

Providing information to our shareholders through means such as

- Our Annual Report, Social and Environmental Report and Quarterly Statements – all of which provide information far in excess of legal and regulatory requirements.
- Our AGM, attended by Directors and Senior Managers. In recent years, the attendance of shareholders at our AGMs has averaged more than 250 (358 in 2004). This is an unusually high number for a Hong Kong company, including by comparison with other companies which have a significantly greater number of registered shareholders.
- Participation by Management in 3 investor conferences, 3 Hong Kong and International road shows and 132 interviews with institutional investors.
- The CLP website, which includes information on the Company's corporate governance principles and practices, updates on the Group's affairs and other information for shareholders.

Encouraging feedback from our shareholders through means such as

- Face to face dialogue, including the "Shareholders' Corner" at our AGM.
- The comments, queries and reports from market analysts.
- Shareholders' hotline and e-mail contacts.
- Feedback forms sent out with our Annual Report to obtain shareholders' views on the Report and on additional information that they would like to receive in the following year's annual report, together with questions that they would like to be answered on the "Frequently Asked Questions" section of our website. We considered the feedback received and posted the answers on the website. We also sent direct replies to shareholders in response to the specific questions that they have raised.
- Shareholder correspondence – our aim is to provide a substantive reply within seven days to written shareholder queries. If those queries raise a matter of more general interest to shareholders, we take this into account and seek to address this in subsequent corporate communications to all our shareholders.
- Shareholders' visits to our facilities. Our shareholder visit programme initiated in 2003 was a notable success, with participation from 1,100 shareholders in over 32 tours. We repeated the programme by an invitation included with our Interim Report 2004. Between October 2004 and April 2005 we expect to welcome 3,000 shareholders, during 60 tours to our facilities at Castle Peak and Black Point Power Stations and our Tsim Sha Tsui Customer Centre. On these occasions, we seek their views on the performance of CLP. More than 140 CLP colleagues have volunteered to participate as hosts, ambassadors and helpers of the programme.

Total Returns

Total returns for shareholders are measured by the combination of capital appreciation and dividend income over time. The following chart sets out CLP's performance in this respect in the past 10 years.

Total Returns – CLP Holdings vs HSI (1995-2004) (Base: 30 December 1994 = 0%)


%
95
96
97
98
99
00
01
02
03
04
200
150
100
50
0
-50
CLP Holdings
Hang Seng Index

Looking at the past three years, CLP slightly out-performed the HSUI, although the respective performances were largely aligned (which might be expected given that CLP is the largest of the three stocks on the HSUI). During the three years to 31 December 2004, CLP significantly out-performed the HSI.

Total Returns – CLP Holdings vs HSI and HSUI (2002-2004) (Base: 31 December 2001 = 0%)


%
80
60
40
20
0
-20
-40
02
03
04
CLP Holdings
Hang Seng Utilities Index
Hang Seng Index

Source: Bloomberg

The following table gives shareholders a practical explanation of the performance of a regular investment in CLP shares as compared with other investments. We have assumed that, in every year during periods of one, three and 10 years prior to 31 December 2004, an investor puts HK$1,000 into each of the investments. We then compare the total worth of the investments (including bonus shares and with dividends or interest reinvested) at the end of the respective periods.

Type of Investment

	Total Investment Worth at 31 December 2004		
	1-Year Period HK$	**3-Year Period HK$**	**10-Year Period HK$**
CLP Shares	**1,268**	**4,643**	**19,703**
Hongkong Electric Shares	**1,216**	**3,987**	**18,513**
Hong Kong & China Gas Shares	**1,389**	**5,108**	**25,859**
HSI-Based Fund	**1,155**	**4,164**	**–**
HK$ 1-Year Fixed Deposits	**1,006**	**3,077**	**12,830**

Adapted from Bloomberg/Reuters

Share Repurchases

The Company has undertaken share repurchases to optimise our capital structure and enhance earnings per share, as and when appropriate, having regard to:

- the Company's cash position and distributable reserves;
- alternative uses of funds including, for example, dividends or allocation to new investments; and
- the Company's share price.

Between 1998 and January 2002, CLP effected on-market share repurchases of 129,044,000 shares. A total of HK$3,952 million has been applied to share repurchases. All the repurchased shares were delisted and cancelled pursuant to the Companies Ordinance and the Listing Rules. Details of the share repurchases made by the Company, including date, price and total consideration are set out on our website.

In our notice for the 2003 AGM, we drew shareholders' attention to the fact that, should the Company repurchase about a further 11 million shares (representing 0.46% of our issued share capital), the shareholdings in CLP of the parties associated with the Kadoorie Family would thereby exceed 35%, the threshold at which they would be obliged to make a general offer for the remaining shares of the Company.

In last year's Annual Report and on our website, we reported to shareholders on our unsuccessful application to the Securities and Futures Commission (SFC) and to the Takeovers and Mergers Panel for a ruling that the Takeovers and Mergers Code does not preclude a whitewash waiver application in respect of a mandatory general offer obligation triggered by on-market share repurchases. We made that application on the basis that, having consulted the Independent Non-executive Directors, it was in the interests of the Company and all its shareholders that the Company be able to continue its on-market share repurchases without creating a mandatory general offer obligation, or compelling the parties associated with the Kadoorie Family to sell down in anticipation of future share repurchases. We also noted that a whitewash waiver in such circumstances was in line with accepted practice in countries against which Hong Kong might benchmark itself, such as Australia, the UK and Singapore.

In November 2004 the SFC issued a Consultation Paper on a Review of the Codes on Takeovers and Mergers and Share Repurchases. This, amongst many other issues, invited views on whether the Codes should be amended to provide for whitewash waivers of general offer obligations triggered as a result of on-market share repurchases, accompanied by safeguards for shareholders. With the support of our Independent Non-executive Directors, CLP has made a strong submission to the SFC (available on our website) arguing in favour of the possibility of such waivers.

Pending amendment to the Codes (which remains quite uncertain) we will bear in mind other means which will enable share repurchases to be effected. However, we recognise that share repurchases are but one route by which shareholders' value can be enhanced. For the time being, we have no specific plans with respect to share repurchases.



Keeping in touch with our shareholders

Share Performance

CLP's shares have been trading in a relatively narrow range for the past decade. In the same period, the performance of the HSI was more volatile.

In 2004, CLP's share price hit a ten year high at HK$45.50 on 6 September. The lowest trading price was HK$36.30 on 9 January (Source: Bloomberg). During the year, CLP's share price rose by 20.81%, whereas the HSI rose by 13.15%.

In 2004, 831 million CLP shares were traded on the HKEx at a value of HK$34.9 billion. CLP accounted for 0.9% of the total turnover value of HKEx of HK$3,948 billion for the year. The average price/earnings (P/E) ratio was 13.2 (five-year average: 11.9).

CLP Holdings Share Performance vs HSI (2004)


%
1/1/04
31/3/04
30/6/04
30/9/04
31/12/04
25
20
15
10
5
0
-5
-10
CLP Holdings
Hang Seng Index
Source: Bloomberg

Dividends

The Company's dividend policy is to provide consistent increases in ordinary dividends, linked to the underlying earnings performance of the business. Since 1995, CLP's ordinary dividend payouts have been between 58% and 63% of total operating earnings. Earnings from the property development at Hok Un and other property disposals have been the subject of special dividends, ranging from 54% to 100% of such earnings in each financial year in which they have arisen. To date, 92% of all these property-related profits have been passed on to shareholders through special dividends.

In respect of 2004, in line with our dividend policy, the Board has recommended a final dividend payable on 29 April 2005 of HK$0.73 per share together with a special dividend of HK$0.15 in respect of profits from Hok Un and the sale of a site for redevelopment at 305 Castle Peak Road in Hong Kong. Together with the three interim dividends of HK$0.45 each paid during the year, the total dividend amounts to HK$2.23 per share. The Board expects that three interim dividends will be payable in 2005.

Earnings and Dividends (1995-2004)


HK$M
95
96
97
98
99
00
01
02
03
04
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
Property Profits (net of impairment losses)
Total Operating Earnings
Total Dividends

It may be helpful to our shareholders to see CLP's earnings and dividends expressed on a per share basis.

Earnings and Dividends Per Share (1995-2004)


HK$
95
96
97
98
99
00
01
02
03
04
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
Operating Earnings
Ordinary Dividends

In response to shareholders' enquiries, the Board of the Company has reviewed the possibility of providing a scrip dividend option to our shareholders, particularly with regard to market practice in Hong Kong. The result of the review showed that a scrip dividend option is uncommon in Hong Kong and the take-up rate by shareholders of the scrip option, as opposed to receiving dividends in cash, is extremely low. Accordingly, it is not presently envisaged to move to providing CLP shareholders with a scrip dividend option.

During 2004 CLP has continued to maintain a prudent debt to total capital ratio. As at 31 December 2004, shareholders' funds represented 70% of CLP's total capital. Based on the CLP Group's strong cash flow and healthy interest coverage, the Group has earned high long-term credit ratings and can access the international capital markets as required. Details of these matters are explained on page 41 of this Annual Report.

As noted in previous Annual Reports, there has been market concern that renewed refreshments of a 20% general mandate and issues of shares at a discount may lead to material and unfair dilution of minority interests. The Company has long acknowledged such concerns. For this reason we have given an express commitment to use the mandate sparingly (it was most recently exercised in 1997) and with consideration for the interests of all our shareholders. Moreover, over the past ten years, we have asked shareholders to limit the aggregate nominal value of share capital allotted or to be allotted by the Directors of the Company under a general mandate to 10% (rather than 20%) of the aggregate nominal amount of the issued share capital of the Company.

Although the mandate was largely supported at the 2004 Annual General Meeting (80.7253% of votes were in favour) the number of votes against was the highest against any of the resolutions put to shareholders (and has increased in recent years).

In light of this, market practice elsewhere (particularly in the UK) and that large-scale use of the mandate should be an exceptional occurrence, the Board has decided that, with effect from the 2005 Annual General Meeting, the resolution put to shareholders will further reduce the limit of the general mandate to not more than 5% of the aggregate nominal amount of the issued share capital of the Company as at the date of the Annual General Meeting.

Sarbanes-Oxley Act

As a result of the issue by CLP Power Hong Kong in 1996 of debt securities to the public in the US in the form of "Yankee Bonds" (which will mature in 2006) and the trading in the US of CLP shares through American Depositary Receipts (ADRs), CLP has securities registered under the US Securities Exchange Act. This in turn has made CLP subject to the US Sarbanes-Oxley Act of 2002, a package of wide-ranging and detailed obligations on corporate practices and reporting, which was enacted in response to US corporate scandals such as Enron.

As at 31 December 2004 only 1.21% of CLP's shares were held in the form of ADRs. Because of the disproportion between the small number of our US resident security holders and the large scale of the resulting US securities law obligations – in terms of compliance workload, cost and liability – CLP has closely considered the possibility of deregistration. After consultation with our US counsel it appears that this is not a practicable option under US law as it currently stands. If at some future date the rules on deregistration were eased, it is likely that CLP would seek to pursue this.

Balanced Analysis

In recent years there has been a worldwide trend for public companies to disclose to shareholders and, for that matter, other stakeholders, a broader range of information about their businesses. For example, the U.K. regulations on operating and financial reviews (OFRs), which in turn implement a European Union directive of 2003, provide for a company's accounts to include a balanced and comprehensive analysis "using financial and other key performance indicators, including information relating to environmental matters and employee matters". In Hong Kong, the Listing Rules encourage issuers to go beyond merely financial disclosure, and to discuss their policies and performance on matters such as environmental, community, social, ethical and reputational issues.

We have also taken into consideration the Global Reporting Initiative (GRI) Guidelines, which have been developed with the participation of many stakeholder groups to promote sustainability reporting. On our website we provide a GRI Content Index. This indicates where our Annual Report and accompanying Social and Environmental Report address, fully or partially, elements in the GRI Guidelines.

The scope and content of these two Reports reflect this movement towards a more broad-based description of a company's objectives, strategies and performance of the business than was traditionally included in annual reports – all with the view of ensuring that shareholders and other stakeholders have clear and meaningful information about the main drivers of our business.

The CLP Value Framework explains how our mission to enhance our shareholder value translates into the following specific commitments to our shareholders, namely:

- continuous effort to maintain long-term stability and growth in shareholder value and return on investment, and to enhance the competitive position of our business;
- maintenance and modifications aimed to preserve and enhance the integrity of our physical assets and infrastructure;
- responsible planning, building, operating, maintenance and decommissioning of our facilities and equipment;
- responsible management of our investment and business risks; and
- true, fair and complete disclosure of the financial position and operating performance of the Company.

Our Annual Report explains our performance in meeting these commitments. This section focuses on our progress in creating value for our shareholders in the past decade and during 2004.

Capital Structure and Shareholder Base

As at 31 December 2004, the market capitalisation of CLP Holdings was HK$108 billion, ranking it as the 10th largest company out of the 892 issuers listed on the Main Board of the Hong Kong Stock Exchange (HKEx). The Company's stock is a constituent of the Hang Seng Index (HSI) – the index for Hong Kong's leading listed companies, representing 2.43% by weighting of that Index. CLP is also part of the Hang Seng Utilities Index (HSUI), along with Hongkong Electric Holdings and Hong Kong and China Gas.

CLP had 2,408,245,900 shares in issue, each with a par value of HK$5.00, as at 31 December 2004. At that date, the Company had 21,989 registered shareholders (of whom 97.54% have their registered addresses in Hong Kong). The actual number of investors in CLP shares is likely to be considerably greater, due to ownership through nominees, investment funds and the Central Clearing and Settlement System (CCASS) of Hong Kong. An analysis of the size of shareholdings and the distribution of share ownership by categories as at 31 December 2004 is provided in the following charts. Information on the ten largest registered shareholders in the Company is set out on our website.



Based on the information that is publicly available and within the knowledge of our directors, CLP Holdings has maintained a sufficient public float of its share capital in the Hong Kong stock market throughout the financial year ended 31 December 2004 and has continued to maintain such sufficiency as at 28 February 2005 (being the latest practicable date prior to the issue of this Annual Report).

Size of Registered Shareholdings as at 31 December 2004

Size of Shareholdings	No. of Shareholders	% of Shareholders	No. of Shares	% of Issued Share Capital
500 or below	1,717	7.81	431,978	0.02
501 – 1,000	3,802	17.29	2,690,245	0.11
1,001 – 10,000	10,730	48.79	44,994,194	1.87
10,001 – 100,000	5,081	23.11	145,887,401	6.06
Above 100,000	659	3.00	2,214,242,082*	91.94
	21,989	100	2,408,245,900	100

* 98.5% of all the shares held through CCASS are held on behalf of shareholders holding more than 100,000 shares.

Shareholding by Category


44.80%
20.36%
34.84%
Retail Investors
Interests associated with the Kadoorie Family
Institutional Investors

How do we manage our stakeholder relationships?

he long-term success of our business depends on the effective management of our relationships with key stakeholders. We worked hard on this in 2004.



Human Resources Capability

In common with other utilities, CLP faces the risks associated with an aging workforce and accelerating retirement. Recruitment difficulties may lead to shortages in technical skills to meet operational needs, as well as in our pool of talent to provide the future leadership and general management strength for our business.

In response to these risks, CLP is

- applying a clear and consistent recruitment and promotion policy – driven by an ongoing assessment of the long-term needs of our business;
- monitoring, at Board and senior management level, our management development and succession planning and the progress made in developing colleagues with high potential;
- actively managing the movement and development of technical and professional staff;
- establishing knowledge management platforms to facilitate the sharing of technical and managerial skills;
- recruiting trainees and apprentices and providing them with structured training and development programmes; and
- setting up a new Training School to give trainees real-life experience in the installation, operation and maintenance of the power systems in a training environment.

Technology Developments

Technology development can present both risks and opportunities for us.

The early identification and management of technologies, trends and influences relevant to our business is provided by CLP Research Institute (CLP-RI). In 2004, CLP-RI was engaged in a wide range of initiatives including the launch of renewable energy research projects, the development of an energy efficiency research project based on combined generation, heating and cooling at a customer site and exploring customer services technology such as Internet-based intelligent building and load recognition.

Looking ahead, CLP-RI perceives two major change drivers in our service areas – competitive pressure and environmental concerns (including climate change). In addition to building knowledge for us to manage these issues, CLP-RI will contribute by:

- proactively bringing emerging issues to the attention of Management, thereby expanding our global perspective on emerging technologies;
- growing the practice and means of knowledge sharing;
- demonstrating a culture of innovation and learning in critical areas; and
- building and maintaining productive relationships with the academic and research communities.

Looking ahead, the world faces some stark choices between the sustainability, in terms of effect on climate, of increasing use of fossil fuels for electricity generation and the risks associated with nuclear energy, such as safety, nuclear proliferation and treatment of radio-active waste. Presently, nuclear energy appears to be the only technology capable of the large-scale generation of the electricity needed to support economic growth in developed and developing countries – without producing the conventional emissions of fossil fuels and without a major increase in electricity costs.

The future development of nuclear energy requires the careful balancing of complex issues. It gives rise to choices and decisions that cannot, and should not, be made by individual utilities, but by societies themselves and the governments which represent and speak for them. CLP's involvement in nuclear energy will depend on the direction which this debate takes and the considered and long-term public policy which emerges in the communities in which we operate.



Andrew Brandler
Chief Executive Officer

Environmental Regulations

Our power generation and distribution operations in Hong Kong, the Chinese mainland and Asia-Pacific region are subject to local laws and regulations relating to environmental performance and safety. Operations may be affected by mitigation measures such as those required under the Kyoto Protocol, which addresses increasing concerns about greenhouse gas emission and global climate change.

We mitigate these risks by:

- close monitoring of the environmental aspects of our business at all levels of the Group – from front-line staff to the Board;
- analysing and addressing environmental issues at all stages of our activities – from pre-investment due diligence through to on-going operations;
- aiming for continuous improvement in environmental performance across the range of our assets, including those in which we have less than a majority stake;
- investigation and, where feasible, adoption of technology and renewable energy opportunities to improve environmental performance; and
- willingness to make the additional investment required to enhance environmental performance, recognising that this will be to the long-term benefit of our asset.

Physical Damage and Liabilities

Management is responsible to shareholders for the effective stewardship of the Group's physical assets. These are at risk of physical damage if there are any shortcomings in the way in which they are designed, constructed, operated and maintained.

CLP uses its Operations Integrity Management System (OIMS) as a framework for the disciplined and proactive management of such risk. The framework includes 11 broad management principles (for example, that inherent safety can be enhanced by using sound standards, procedures and management systems for facility design, construction and start-up activities) and 60 requirements (for example, that a quality control and inspection system must be in place to ensure that facilities meet design specifications and that construction is in accordance with the applicable standards).

OIMS includes a process of Operations Integrity Assessment and Improvement to assess the degree to which requirements are met, to improve operations integrity and maintain accountability. These assessments are conducted by multi-disciplinary teams including expertise from outside the immediate unit.

The OIMS framework was first applied by CLP to its facilities in Hong Kong and forms part of the disciplines applied at our assets elsewhere to manage risk to personnel, facilities, the public and the environment.



Isn't it irresponsible for CLP to be involved with nuclear energy?

Christine Loh
Chief Executive Officer
Civic Exchange

CLP's involvement in nuclear energy is our 25% stake in the Daya Bay Nuclear Power Station, from which we take about 70% of the output. Since operations commenced in 1994, the facility has provided power to Hong Kong, safely and reliably. Our ownership interest and right to take electricity both expire in 2014. We will need to take steps well beforehand to secure the generating capacity necessary to succeed this source of power. I do not yet know whether this will be in the form of nuclear energy or not – this will depend on a range of operational and commercial issues. However, our policy of maintaining a diversified fuel mix of coal, gas and nuclear has served our customers well in recent years.

thereby obtain the maximum diversity in sources, though we must recognise that there are often technical limits to the extent that this strategy can be applied at individual sites;

- entering into power purchase agreements that enable coal price changes to be reflected in power off-take prices; and
- maintaining detailed knowledge of the coal supply market and thereby selecting the appropriate times to contract forward.

Fuel Supply in Hong Kong

Continuous and adequate supply of fuel to our generating plant in Hong Kong is essential to sustain a reliable electricity supply to our customers. The risks associated with fuel supply can include matters such as the loss of the gas supply from the Yacheng-13 field, inability to maintain adequate coal stocks and a significant increase in fuel costs.

Relevant mitigation measures include:

- Maintaining a diversified fuel mix of coal, natural gas and nuclear;
- Optimising our coal procurement contracting strategy by balancing the use of term and spot contracts;
- The majority of our coal needs for 2005 have already been contracted;
- Proactive supplier management and development;
- Maintaining a strategic coal and oil inventory;
- Moves to consume a wider range of coals;
- Flexible operations at Castle Peak and Black Point Power Stations (including the potential for plant to operate on dual fuel sources such as coal/gas and gas/oil);
- Maintaining multiple fuel sources, to guard against the risk of reliance on a single supply source; and
- An active programme of communication and information vis-à-vis the Hong Kong Government, community leaders and the general public so that the critical importance is understood of the need to take steps now to ensure the availability of LNG by the end of the decade in order to safeguard supply reliability.


?

Coal price keeps upsurging in these recent years. What is its impact on the operating costs of the Company? How does CLP react?

Ms. Wong Yuen Wah
Shareholder

Within the CLP Group, in 2004, rising coal prices predominantly affected the power stations at Shandong in the Mainland and Ho-Ping in Taiwan, in which CLP holds an interest through local joint ventures. Compared to stations closer to coal mines, these bore the brunt of the combination of high coal prices and increased transport costs. The financial and operating consequences are explained in this Annual Report on pages 26 in respect of Shandong and 29 to 30 with regard to Ho-Ping.

In our Hong Kong electricity business, fuel costs are passed on to customers, with CLP making neither a loss nor profit on the fuel element of our operating costs. In line with our commitment to effective management of electricity costs for our consumers, we have been successful to date in avoiding any tariff increase under the Scheme of Control. This is the result of a number of measures we have taken, including the use of nuclear power and gas–fired generation instead of relying solely on coal, as well as our contracting strategy in the international coal market and the ability of the plant at Castle Peak Power Station to burn a variety of coals (which gives us flexibility in the sources from which we can buy coal).



Peter P. W. Tse
Chief Financial Officer

Operational Risks

Supply Reliability

A major risk for an electricity supplier, and one to which the community would rightly be extremely sensitive, comes through the possibility of prolonged shutdown of generating plant due to critical plant systems breakdown or high unplanned outages and abnormal voltage deviations.

Amongst the many steps taken by CLP in Hong Kong in response to these risks are:

- Hazard and Operability (HAZOP) and Re-HAZOP studies of plant systems; for example, in 2004 more than 10 plant systems or key processes were assessed in detail;
- Backup systems for critical process control;
- Continued identification and implementation of supply reliability and quality improvement projects such as switchgear upgrading, cable replacement and the extension of Integrated Protection and Control Systems;
- Close monitoring of 11kV voltage by enhancing our online Disturbance Monitoring System; and
- Continuous assessment of the potential risks that might be caused by rapid development in the South China Grid. Improvements such as revising the under-frequency decoupling scheme have been implemented on the interconnection to reduce system risks.

Availability of Generating Units

The environment for private sector operators in the Thailand and Taiwan markets that sell their output to the state-owned generators under long-term PPAs is favourable. The main risk is the need to achieve high availability of the generating units in order to earn the planned revenue.

We are an experienced power plant constructor and operator. Our core industry skills form the basis for our management of this risk.

Information Technology (IT)

All aspects of our business, right through from power generation to customer billing, are heavily dependent on the quality and reliability of our IT infrastructure. In addition to the risk of system failure, new threats to IT security are constantly emerging in the IT and Internet community.

CLP manages these risks by:

- maintaining a strong and experienced in-house IT capability;
- avoiding the introduction of new IT systems which have not yet been fully tried, tested and proven;
- effective anti-virus and intrusion protection and the enforcement of proactive security management;
- proactively managing and monitoring IT systems availability through sophisticated software tools; and
- regular testing of Disaster Recovery Plans.

Coal Prices

The increase in internationally traded coal prices by a factor of two and freight costs by a factor of four over the past year has been dramatic, and is unprecedented both in severity and the speed at which it has occurred. Increases in PRC domestic coal prices have been less severe, but nevertheless significant. Any power business using these sources of coal as a primary fuel will be adversely affected under such circumstances.

We believe that the current levels are not sustainable, but there is no clear consensus as to when prices will moderate and what will be the longer-term position. However, the underlying availability of coal in the region is adequate to meet demand. We therefore assume that, at some stage, prices will move back towards the marginal cost of coal extraction and handling, as they have in the past.

We aim to manage coal price risk by:

- entering into firm contracted supplies at stable and reasonable prices where possible;
- maintaining the maximum possible flexibility in the range of coal types and qualities that we can use. We

Mainland Power Tariffs

A key risk in the China market is the need to agree tariffs with the relevant authorities for each new generating plant as it is commissioned and then for tariff levels to be reviewed and approved by them on a regular basis.

This tariff risk can be addressed through:

- careful pre-investment analysis to ensure that the cost of generation from the proposed asset (whether greenfield or existing) will be competitive in the market to which electricity will be supplied. This also involves consideration of the supply/demand balance in that market, so as to provide assurance that the plant will actually be despatched to an extent and at prices which will be economically viable;
- ongoing cost control disciplines, including with respect to fuel procurement, to enable the asset to continue to deliver shareholder value, notwithstanding future downward tariff pressure; and
- establishing and maintaining a good relationship with the tariff approval authorities, based on a reputation for responsible and efficient plant operation.

Electricity Sales and Purchase Risks

Yallourn Energy's revenue is predominantly derived from the sale of electricity into Australia's National Electricity Market (NEM). There are risks in the Australian electricity sector resulting from price volatility and the possibility of continuing low pool prices.

We aim to manage these risks by:

- maintaining Yallourn Energy's position as a low-cost electricity generator;
- entering into electricity energy contracts, including forward electricity pricing contracts, swaps and options contracts to help reduce the impact on earnings of the volatility of NEM pool prices;
- engaging in limited energy trading activities;
- strengthening the controls and procedures within Yallourn Energy to ensure trading and marketing activities are conducted within a clear and appropriate framework; and
- seeking to diversify from ownership of a single generating asset towards a broader-based Australian business including an increased presence in the retail sector.


Recently, some legislators suggested the interconnection of CLP and Hongkong Electric as well as the opening up of electricity market. Will CLP be affected?

Ms. Wong Yuen Wah
Shareholder

The Consultation Paper issued by the Hong Kong Government on 31 January 2005 discusses these and other options for the development of the Hong Kong electricity market beyond 2008. CLP's position on these issues is set out in the document which we issued on 1 February and which is available on our website. I will not repeat here the views we have set out in depth in that document, save to note that I am not yet convinced that increased interconnection with Hongkong Electric will lead to any substantial benefits for customers in the near to medium term.

Opening up the electricity market for some form of competition does not seem to be a practical option, since genuine and meaningful competition would require multiple competitors in the industry. To do so, Hong Kong would need to introduce electricity producers in Guangdong Province to the Hong Kong market. In circumstances where Guangdong is suffering from a significant shortage of electricity, in addition to problems in the adequacy and reliability of its transmission system, I do not see the prospect of importing firm power from Guangdong as being likely for a considerable time.

Andrew Brandler
Chief Executive Officer

Reliance on a Single Earnings Source

Reliance on the Hong Kong's electricity business as the sole source of our earnings would expose the Company to "single market risk" through vulnerability to slowing electricity demand growth in Hong Kong and potential adverse regulatory change.

In response to this risk, CLP has developed businesses in the Chinese mainland and Asia-Pacific region, so as to move the Group away from dependence only on earnings from the existing Hong Kong business. Outside Hong Kong, we have sought to establish a meaningful presence in a number of countries, as opposed to focusing on any one country only and thereby creating a substantial financial exposure to regulatory and market risks in that country.

Uncertain China Sales from Hong Kong

Whilst in the short term electricity sales to Guangdong are expected to remain strong due to the acute shortage of generation capacity, in the medium term the supply/demand imbalance will reduce.

To mitigate the risk of an earlier than expected decline in China sales, we:

- provide reliable power to those customers and maintain an excellent working relationship with them;
- are exploring the possibility of a longer-term supply agreement with Guangdong with a competitive pricing strategy; and
- are looking for alternative opportunities to participate in the supply of power to the Mainland.

Regulatory Change in Hong Kong

In Hong Kong, CLP faces regulatory risk in the form of possible adverse regulatory change post-2008 and more stringent environmental control.

A range of measures address these risks:

- Continued competent and effective operation of the Hong Kong electricity business as measured, for instance, through supply reliability, tariff control and quality of customer service. This demonstrates the merits of the current regulatory regime and reinforces our reputation as a responsible and trusted public service provider;
- Engagement with our stakeholders, so that they have a realistic and informed appreciation of our performance under the existing regulatory regime and the risks and implications of alternative regulatory structures; and
- Proactive participation in the management of Pearl River Delta air quality issues, such as by the development of long-term gas supply to our generating plants in Hong Kong and implementation of plans to reduce emissions from our coal-fired power station. We also liaise closely with the Hong Kong Government regarding the development of emission caps for the power generation sector.

Increased Competition

Competition for our electricity business in Hong Kong might come in a number of forms:

- Competition from gas suppliers in the domestic and commercial sectors;
- Aggregation of load demand by customers so as to become a single large customer with stronger purchasing influence; and
- Loss of business to electricity competitors, whether domestic or from Guangdong, for major contestable customers in the event of regulatory change in Hong Kong.

In the face of such risks, we:

- aim to provide a quality service which ensures that our customers would choose CLP, even if alternative energy suppliers were or became available;
- make considerable efforts in product development and the promotion of the all-electricity concept for commercial and residential customers; and
- are developing a competitive strategy which focuses on tariff redesign and the changing needs of strategic customers. Account management plans are already in place for all these customers. We are extending our account management services to small and medium-sized enterprises, offering creative and cost-effective energy solutions which address their specific business needs.

Off-Balance Sheet Financial Instruments

The Group uses different derivative instruments to manage its exposure to foreign currency, interest rate risks, and price risks associated with the sales and purchases of electricity in Australia, with an objective to minimise the impact of exchange rate, interest rate and electricity price fluctuations on earnings, reserves and tariff charges to customers. Other than certain limited electricity trading activities engaged by Yallourn Energy, all derivative instruments are employed solely for hedging purposes.

The fair value of the Group's outstanding derivative instruments as at 31 December 2004 was at deficit of HK$1,199 million (HK$1,452 million deficit for the Group and CAPCO combined), which represents the net amount we would pay if these contracts were closed out at 31 December 2004. The deficit was largely caused by a significant year-end decline in the forward currency markets for the U.S. dollar. The fair market value of Yallourn Energy's energy trading activities was at surplus of HK$4 million. In 2005, upon adoption of the new Hong Kong Accounting Standard 39 – Financial Instruments: Recognition and Measurement, the fair value of these outstanding derivatives will be recognised as assets or liabilities with net effect adjusting to the balance of retained profits on 1 January 2005.

As at 31 December 2004, we had gross outstanding derivative instruments amounting to HK$74 billion (HK$79 billion for the Group and CAPCO combined), out of which HK$0.3 billion was energy trading contracts. The breakdown by types and maturity profile of the Group's derivative instruments are shown in the charts below:

	Notional Amount		**Fair Value Gain/(Loss)**	
	2004 HK$M	2003 HK$M	**2004 HK$M**	2003 HK$M
CLP Group				
Forward Foreign Exchange Contracts	**44,961**	45,322	**(1,192)**	(316)
Interest Rate Swaps	**16,295**	16,098	**(358)**	(348)
Currency Swaps & Options	**4,680**	4,709	**255**	356
Energy Hedging & Trading Options	**6,128**	6,994	**–**	–
Energy Hedging & Trading Swap Contracts	**2,330**	3,110	**96**	113
	74,394	76,233	**(1,199)**	(195)
CAPCO				
CAPCO's Interest Rate Swaps	**4,378**	4,548	**(253)**	(133)
Total	**78,772**	80,781	**(1,452)**	(328)



Maturity Profile
CLP Group
2004
29%
22%
43%
6%
2003
18%
22%
55%
5%
CLP Group + CAPCO
2004
28%
21%
44%
7%
2003
17%
21%
51%
11%
Within 1 year
1-2 years
2-5 years
Beyond 5 years

Credit Risks

The Company, its subsidiaries and affiliates enter into various forms of transactions including interest rate and foreign currency hedging, deposits, energy hedging and trading.

Prudent risk management policies include:

- All finance-related hedging transactions and deposits of CLP Holdings and its direct principal subsidiaries are made with counter-parties with acceptable credit quality in conformance with Group Treasury policies;
- Mark-to-market limits are assigned to each counter-party for monitoring credit exposures. The Group monitors potential exposures to each financial institution counter-party utilising value-at-risk methodologies;
- All derivative transactions are entered into at the sole credit of the respective subsidiaries and affiliates. The counter-parties have no recourse (cash collateral, guarantee or other forms of security) to the Company for potential change in market value of derivatives; and
- Yallourn Energy's energy-related hedging and trading are carried out with approved institutions or counter-parties that have acceptable credit standing in accordance with its risk management policies.

Interest Rate Risks

Whether investing or borrowing, interest rate movements create both risks and opportunities that need to be addressed.

It is the Group's policy to mitigate interest rate risk through the use of appropriate interest rate hedging instruments that mitigate current and future corporate profitability from interest rate volatility.

- At CLP Power, this is done through the annual review of a preferred fixed/floating interest rate mix; and
- In the Group's overseas investments, each project company develops its own hedging program taking into consideration project debt service sensitivities to interest rate movements, lender requirements, tax and accounting implications. The purpose of each program is to produce a risk profile appropriate to the specific business, and consistent with the Group's strategic objectives.

At year-end 2004, the Group's fixed rate debt as a proportion of total debt was approximately 59%.

Foreign Currency Risk

Currency exposures exist when assets or liabilities such as cash, receivables, payables (including those related to electricity purchases), securities and project equity investments are denominated in foreign currencies different from the functional currency of the respective Group entity. The Group's primary foreign currency exposure arises from CLP Power Asia's investments outside of Hong Kong. CLP Power also has significant foreign currency obligations related to its U.S. dollar-denominated debt, nuclear power purchase off-take commitments and fuel-related payments.

The Group addresses these risks in the following ways:

- Where appropriate and available on a cost-efficient basis, we seek to finance our overseas project investments through the use of domestic funding sources. In addition, certain projects utilise direct and indirect indexing provisions in their project agreements to match the projects' foreign exchange costs. The objective of each project company is to be resilient to adverse movements in key currency exchange rates in order to continue to meet its debt service requirements and achieve an acceptable investment return;
- We do not hedge foreign currency translation gains and losses that are included in the equity section of the Group's balance sheet as a result of the conversion of project company financial statement accounts into the Group's functional currency. Our view is predicated on the resilience of the Group's debt/total capitalisation ratios to currency movements, the high cost associated with hedging the exposure, and our long-term view on our investments and the underlying economic prospects of our target countries; and
- CLP Power's foreign exchange risk is mitigated through the current regulatory regime that allows for a pass-through of foreign exchange gains and losses. As a measure of additional prudence, CLP Power hedges a significant portion of its forward U.S. dollar obligations (nuclear off-take, coal, gas and oil purchases) for up to five years provided that the hedging can be accomplished at rates below the HKSAR Government's target peg rate of 7.80.

Cash Flow and Liquidity

The electricity business is highly capital-intensive and returns are generated over a long term. It is important that CLP guards against the risks arising from cash flow and liquidity problems. Our overall objective is to act prudently to ensure that the Group has adequate cash flow and access to funding sources from our established businesses to fund dividends to shareholders and potential new investments.

This risk is managed through prudent treasury policies and management which include the following:

- We closely monitor our cash and resources, including contingent liabilities (see chart on pages 42 and 43) that might call on those resources. We maintain a conservative capital reserve, emphasise that capital is expensive, prioritise competing claims on capital and review our position regularly to ensure that cost-efficient funding is available for operating expenses, capital expenditure needs and for business expansion in Hong Kong and overseas;
- To the extent that the Group has surplus cash, our policy is to deposit such funds with creditworthy financial institutions or invest in safe, liquid instruments consistent with our internal treasury policies and business needs; and
- We seek to repatriate dividends back to the Group as soon as practicable unless underlying business needs dictate otherwise. To the extent that our subsidiaries and affiliates have significant cash reserves, we are actively involved in developing and monitoring appropriate cash management policies and strategies.

As at 31 December 2004 the Group has undrawn committed facilities of HK$5,635 million. We shall continue to maintain sufficient liquidity and further diversify funding sources and maturities profile to meet business requirements.

Pension Obligations

Long-term financial exposure can arise from under-funded pension obligations owed to employees, particularly as a result of poorly performing stock markets and the levels of investment returns in recent years.

CLP has managed this risk by transferring all of its employees in Hong Kong (representing more than 80% of our total workforce) from defined benefit schemes (where the level of pension benefits is, in effect, guaranteed by CLP irrespective of the performance of the underlying investments) to a defined contribution scheme (where the contributions by employer and employee are defined, the investment decisions are made by the employees and the final level of benefits payable is determined by the actual performance of the underlying investments).

Accounting and Financial Reliability and Integrity

Corporate failures in Europe and the U.S. have emphasised the risks to companies of inaccurate and improper financial reporting and accounting. Even the perception of misdoing can lead to a massive and irreversible loss of market confidence.

No company can ever be free from the shadow of individual misdeeds, but CLP does everything reasonably possible to protect itself and its shareholders against such risks, including the following:

- Our Value Framework sets out the principles and ethics which cover all aspects of our operations. It also includes our Code of Conduct which places all employees, officers and directors under specific obligations as to the standards of integrity and behaviour CLP requires;
- CLP's Code of Corporate Governance and the Corporate Governance Report on pages 94 to 107 of this Annual Report explain the systems, checks and balances we implement to ensure that the Company's affairs are properly directed and controlled; and
- The Group is subject to the recent U.S. legislation commonly referred to as the Sarbanes-Oxley Act. Pursuant to that legislation, the Group will report on the effectiveness of its internal controls by no later than its year-end 2006 annual report. In 2004, the Group made significant progress on Sarbanes-Oxley compliant documentation of its internal control processes and the preliminary dry run review process with its external auditors.


Board and Board Committees
Determine policies for risk management and control within CLP
Regularly review CLP's strategies and risks and controls associated with those strategies
Internal Audit
Audits all aspects of CLP's activities and internal controls
Reports on the effectiveness of risk management measures
Liaises with External Auditors on quality of system of internal control
Management and Staff
Identify risks
Design risk mitigation measures
Operate and monitor the processes to support effective implementation of CLP's strategies
Financial Risks
Mitigation Measures
Market Risks
Operational Risks
Mitigation Measures

In last year's Annual Report we introduced a section on the management of risk within the CLP Group. We explained that the purpose of this was not to identify each and every risk applicable to CLP's business, but to provide shareholders with an appropriate degree of confidence that the Board and Management of their Company actively review the risks arising from CLP's activities and take steps to mitigate such risks.

The nature of the electricity business and the long-term view that we take of our investments and activities mean that, in large measure, the risks we have identified and the measures we take in response will not vary from year to year.

As was the case last year, we have broken our analysis down into three categories of risk: financial, market and operational. Effective management of risk in these areas contributes to management of CLP's reputational risk – the loss of confidence by shareholders and other stakeholders in the ability of the Company to manage its affairs competently and to meet its obligations to them.

A number of factors would magnify the consequences of any loss of confidence in CLP:

- Our "franchise" from the Hong Kong community to provide an essential service depends on that community's trust in our ability to deliver a first-class electricity supply in all respects, including reliability and reasonable tariffs;
- The significant extent to which our business, in Hong Kong and elsewhere, is subject to regulation (economic and environmental) and, therefore, vulnerable to the exercise of political and regulatory authority;
- Our need for firm support from capital providers, both shareholders and lenders, to support the large-scale and long-term capital commitments which our business demands; and
- Our status as a "traditional" utility company, concentrating on the electricity business and aiming to provide stable earnings to our shareholders and a reliable and predictable performance to all our other stakeholders.

For these reasons, we pay close attention to the protection of our reputation and to the honesty and openness of our disclosures to all our shareholders, which we consider can contribute significantly to that objective.

2005

In 2005, we intend to:

- continue to overcome the residual technical issues with the Ho-Ping equipment and thereby reduce the incidence of unit trips;
- resolve the commercial consequences of the coal dome failure and start the rebuild; and
- continue feasibility studies, so that we are ready for any opportunities for a future expansion at the Ho-Ping site.

Beyond 2005

Our strong relationship with Taiwan Cement, our joint venture partner at Ho-Ping, and the experience we have gained in constructing, commissioning and operating power generation facilities in Taiwan, mean that CLP is well placed to explore opportunities for acquisitions or greenfield projects.

In particular, as and when the Taiwan government does offer the private sector the opportunity to provide new generating capacity, Ho-Ping will be a strong competitor given its geographic location, expansion capability and position as one of the few base load coal generation sites in Taiwan.

In 2005, CLP will be looking to:

- continue the effective management of the receivables situation at GPEC;
- consider a possible selldown of part of our stake in GPEC with the funds being re-invested in GPEC II (a potential 1,050MW of additional gas-fired capacity) or other new projects. Our focus will be on any such projects being located in pro-reform states with stronger electricity boards and the possibility of direct access to creditworthy retailers; and
- continue to look for suitable local partners with regard to new opportunities in selected states.

Growth in electricity demand is expected to remain strong in India with continuing shortages in supply. India has an installed generating capacity which is only one-third of that in the Chinese mainland, to serve a population which is only marginally lower.

The need to satisfy the population's demand for electricity, and the massive capital investment which this would require, should promote political support for private sector participation in the electricity generating industry and the creation of a legal and market framework which encourages such investments.

Whilst it is still too early to judge, the move towards deregulation and reform, coupled with strong economic growth trends in India, suggests an encouraging future for our business in India, where we remain the single largest international investor in the power sector.

Business Environment and Challenges (By Country)

Taiwan

Growth in electricity demand in Taiwan is expected to remain modest. At present, the Taiwan government has shown no signs of initiating a further round of IPP solicitation. However, a requirement for new generating capacity may emerge by 2010 or earlier, whereupon there may be opportunities for new investment in the Taiwanese generating sector. Market reform and the privatisation of state-owned Taipower remain on hold and acquisition opportunities for private sector investors such as CLP are therefore limited. On the other hand, there is a stable environment for existing investors under the PPA terms established with Taipower as the off-taker.

The surge in international coal prices affected earnings from CLP's investment in Ho-Ping in 2004. These adverse effects are expected to extend into 2005, before the lagged adjustment mechanism in the power purchase agreement with Taipower begins to operate to allow partial recovery of increased fuel costs.

India

In our Annual Report 2003, we explained that CLP's continued presence in India would be determined by:

- the progress and success of reform of the Indian electricity sector;
- the performance of our existing investment in GPEC, which serves as a practical test of viability of external investment in the Indian power industry; and
- development of suitable local partnerships for future investment opportunities.

The outlook for the first two of these criteria appears more positive in the light of developments during 2004. The third, relating to local partnerships, still requires progress.

There have been positive trends in the development of the Indian power sector with strong underlying economic growth as well as moves by the Federal government to create a clear regulatory framework for private power development. The Electricity Act 2003 has opened up the opportunity for power plant developers to sell electricity to a range of potential purchasers across the country, thereby removing the historical risk of selling to a single power purchaser whose credit position was variable and subject to manipulation by political pressure. In addition, we are seeing the start of a movement by some states to privatise distribution circles.

Reforms have also been taking place in some states to improve the weak financial position of the state electricity boards. Overall, there has been a gradual improvement in the ability of those boards to meet their off-take obligations, even though fully sustainable measures to resolve receivables collections are not yet complete.

These broader regulatory and business trends have been reflected at GPEC itself, with an improvement in the receivables position and, in consequence, in the overall performance of that investment.

2005

In 2005, our objectives in Thailand will be to:

- manage the construction of the BLCP project effectively, within budget and towards the planned commercial operation dates in 2006 and 2007;
- build an organisation able to take over operation of the BLCP plant and apply our industry knowledge to achieve best practice standards;
- continue to participate actively on the EGCO Board and its subcommittees to exercise a positive role in the direction of EGCO affairs and, in doing so, to create value for CLP as a major shareholder;
- support EGCO in taking the longstanding development of the Nam Theun 2 hydro project to financial close and start of construction; and
- enhance our relationship with EGAT, which irrespective of whether and when any privatisation occurs, is likely to remain the major generator in Thailand.

Beyond 2005

We will continue to monitor moves by the Thai government to privatise EGAT. CLP's position as a major international investor in the Thai power sector, together with the extent of our operations and relationships through EGCO and BLCP, position us well for any changes in the underlying structure of the industry.

If CLP's investments and relationships do develop favourably, and the business environment is positive, we will be keen to take advantage of opportunities to participate in the future expansion of generating capacity in Thailand and possibly in the wider Mekong delta region.

Although the performance of our existing asset, Yallourn Energy, was generally satisfactory in 2004, we aim to improve its operating and economic performance further. In 2005 we aim to:

- complete the acquisition of Singapore Power's merchant energy business and start integrating this with Yallourn Energy;
- refinance Yallourn Energy, so it is placed on a long-term sustainable financial footing;
- reduce operating costs and review capital expenditure for long-term operating integrity; and
- manage effectively the remaining work on the upgrade of the station's instrumentation and control systems.

Combining Singapore Power's merchant energy business with Yallourn Energy will create a diversified energy business, with substantial generation and retail activities. This will be a strong platform for growth, in particular in the retail sector, as well as offering possibilities in gas-fired and renewables generation.

The integrated business will mitigate the risk of market volatility and offer opportunities for increased and more stable earnings, thereby creating a self-financing portfolio with stand-alone financial strength and the longer-term potential to create shareholder value through an IPO on the Australian market.

Business Environment and Challenges (By Country)

Thailand

In our Annual Report 2003, we reported that the Thai electricity sector was going through a period of change. The state-owned EGAT was preparing for an IPO and the Thai government had approved a regulatory regime which would establish an independent electricity sector regulator who would be responsible for tariff setting as well as the awards of new projects. However, the privatisation of EGAT and, in turn, the broader market reform, did not take place. Although, following the elections in February 2005, the Thai Government has reaffirmed its intention to proceed with this, the timing remains uncertain.

This uncertainty surrounding the future direction of the Thai electricity sector has made it difficult for CLP to define a strategy for its existing investments in Thailand (our shareholding in EGCO and interest in the BLCP greenfield project) and the manner in which we might want to build on these investments. Nevertheless, the high demand growth which is underway in Thailand and the future greenfield opportunities that will be required, continue to make this an interesting market for CLP.

There are indications from EGAT and the Ministry of Energy that a further solicitation for independent power producers (IPPs) will be conducted in 2005. EGCO would be well-placed to compete in this tender given the low cost expansion potential at its main Rayong and Khanom sites.

We regard our partnership with Banpu as positive and productive, as demonstrated by the excellent progress on the BLCP project. The underlying economics of BLCP are strong and we expect that it will prove to be a valuable investment in the Asia-Pacific region.

Australia

Foreign investors have withdrawn and continue to withdraw from the Australian power sector, mostly due to business and financial challenges in their home markets. This has been the case with a number of leading players in the international power industry, such as TXU, CMS, Duke, Edison Mission and Intergen. There has been considerable merger activity and consolidation of the deregulated generation and retail electricity markets under fewer, larger operators. There has been a trend towards further vertical integration with major retail operators taking positions in base load generation, and horizontal integration as existing generators purchase additional generating capacity. However, there is some regulatory concern about such integration on the part of the Australian Competition and Consumer Commission (ACCC).

In the meantime, wholesale prices in the National Electricity Market remain below a level that most operators believe to be sustainable in the long term. Rational market behaviour would suggest there should be limited new investment by all generators until the balance between supply and demand is restored and market prices rise to new entrant levels. However, the Australian market is not perfect, with a mixture of private and government ownership, and limited interconnection between market nodes.

Electricity Business in the Asia-Pacific Region

Business Environment and Challenges (Regional)

The opportunities in coming years for CLP to increase its presence in the power industry in the Asia-Pacific region will be heightened by:

- the continued withdrawal of international competitors;
- the strong economic growth in the region that is creating opportunities for greenfield projects; and
- renewed interest by some governments in privatising their electricity sectors, wholly or in part.

but tempered by:

- the need for a cautious attitude to investment risk, given the long-term, capital-intensive nature of the power business; and
- the slow pace of privatisation and market reform, since this is subject to political events and may often face strong opposition from entrenched state-managed power utilities.

CLP's overall objectives for this business stream will include:

- completing the consolidation into the CLP Group of its existing investments, particularly those in India and Australia which are now wholly-owned;
- reviewing opportunities to expand our generation presence into retail operations, where the relevant regulatory framework permits, thereby providing our businesses with direct access to customers;
- exploring new greenfield project opportunities that would supply power at affordable off-take prices, in areas where there is adequate demand and where CLP would be able to apply the maximum scope of its power industry experience;
- exploring possible acquisitions when, in particular, remaining international competitors leave the region;
- rationalising total operating cost, with a progressive increase in localised management; and
- strengthening our network of partnerships. In addition to local partners at project level, we will consider strategic partnering at a regional or business unit level.

The goal for our activities in the Asia-Pacific region remains to build self-sustaining local businesses in our target markets. To do this, we aim to have the ability to access local capital markets to sustain growth, thereby capping CLP's commitments and exposure, while maintaining control of our assets.

The electricity markets across the region have very differing and individual characteristics. In the following sections we consider each of those markets in which we are currently engaged.

Beyond 2005

CLP's long-term strategy for its engagement in the Mainland power sector will be reviewed in the next two years or so, as increasing clarity emerges as to the direction which the industry will take. However, CLP is committed to a long-term, sustainable and meaningful presence in the Mainland power industry. Whilst the details and timing of the implementation of our strategy are likely to be redefined after 2005, we envisage that the overall orientation of that strategy would include:

- finding and occupying a defensible "niche" in the Mainland electricity industry – commensurate with CLP's size, competitive advantages and appetite for risk;
- developing CLP's competitive advantages, most notably through focusing on the linkages between our electricity business in Hong Kong and the adjacent areas of Southern China;
- expanding our presence in gas-fired generation, wind and hydro projects, where we have existing experience and which may increasingly be favoured by the authorities as massive amounts of new coal-fired generation come on line in China;
- focus on low cost expansion of our existing power facilities and selective greenfield development, primarily in the Southern Grid region (Guangdong, Guangxi, Guizhou, Yunnan and Hainan Island);
- accessing domestic equity capital markets in order to mimic our competitors' cost of capital and thereby compete more effectively for greenfield projects and acquisitions of existing assets;
- building CLP-controlled and Mainland-based integrated operating businesses with self-financing capability; and
- building local construction and operating capability, such that we can tap into the growing pool of human resources talent and experience in the Mainland, rather than rely on Hong Kong based staff with attendant challenges in terms of mobility and cost.

The combined effect of lower tariffs, higher coal costs and significant new capacity coming into service may put pressure on the profitability of Mainland generating companies. This may contribute to a restructuring of generation portfolios which are currently widely spread, with few operational synergies. CLP has the resources to participate in any future consolidation of asset ownership, especially in our core target market of the Southern Grid.

We are confident that CLP's reputation in the Mainland, our skills in project management, operations and maintenance, combined with corporate strengths in financial management, internal controls and credible corporate governance, will allow us to add value to joint venture partners, build on our existing Group portfolio of assets and take forward our Mainland power business successfully.

2005

This interim strategy and its implementation during 2005 and, most likely, continuing into 2006 will involve:

- the development of a business platform in Southern China to complement our Hong Kong business, including developing our links with the major players in South China;
- the consolidation and effective management of our existing investments;
- the cost-effective and timely completion of existing projects – progress on obtaining the regulatory approvals to allow work to commence on the greenfield project at Fangchenggang will be a priority task;
- consideration of new investments only when these have strong project fundamentals, such as with respect to fuel procurement, strategic location or market demand. The priority focus will be on Southern China;
- optimisation of financing and tax structures, with the objective of enhancing CLP's competitiveness vis-a-vis domestic generating companies;
- the continued move towards a locally-based development, construction and operations management team, with a view to reducing corporate overheads and improving CLP's competitive position;
- continued pursuit of renewable energy opportunities, together with progress towards completion on time and within budget of the existing Changdao Wind Power Project; and
- maintaining CLP's market position and relationships – promoting CLP as an investor operator and allowing us to exploit competitive advantages as the industry structure and market develop.

For individual projects, a number of specific steps are envisaged to improve performance.

- CLP Guohua – further coal price increases need to be managed by continuing to leverage on stable and competitive supply from Shenhua and seeking an appropriate tariff increase to partially recover the increase in coal cost. Steps will be taken to lower operating and maintenance expenditure and overheads through continued benchmarking against, and implementing, industry best practices.
- SZPC – steps will be taken to reduce coal costs, including through exploring alternative coal supplies. SZPC will also seek to recover such outgoings through an appropriate increase in tariff. As part of the overall efforts to improve the performance of SZPC, we will be looking to reductions in ongoing operating and maintenance costs.
- Guizhou CLP Power – we will seek to avoid or reduce any further coal price increases. We will also aim to finalise the operating and maintenance arrangements with Anshun I, which shares the same site as Anshun II. Failing this, we will pursue alternative arrangements.
- Huaiji Power Project – our aim is to place this project on a more sustainable economic footing. To do so, CLP intends to take a controlling interest in the project, with a corresponding decrease in the interest held on behalf of the Huaiji County authorities. The proposed transfer of the off-take obligations from Huaiji County to South China Grid should also improve the position with regard to reliable and regular payment for the electricity generated at Huaiji.

The mechanism for allocation of greenfield power projects still remains a matter of competition and relationships.

"Marketisation"

The "marketising" of the power sector includes the establishment of regional power markets within which generating companies will have to compete in order for their power to be dispatched to the grid. This will contribute to an increasing emphasis on careful management of capital and production costs by power generators.

After "marketisation" of the generation business, the authorities are looking towards separating distribution from transmission and opening up the distribution and supply businesses to other investors (which could include external investors such as CLP). The timing of such a step is uncertain.

Capital Investment

The eleventh five-year plan, covering the period 2006-2010, calls for the development of approximately 220,000MW of generating plant, requiring a total investment in the region of RMB1,000 billion. In addition, a further investment of RMB750 billion is envisaged for the transmission and distribution systems during the same period. According to State Regulations, 20% of all of these investments must be funded by equity.

Although the private sector generating companies do have access to considerable funds through access to equity and financial markets, investment on such a massive scale will pose considerable challenges in terms of the availability of sufficient private sector funds.

Coal Prices

The price of coal in the Mainland has been deregulated, save in respect of coal supply for power generation. Measures are being taken to control these coal prices and to protect generators against the consequences of price increases.

At the "Coal Production, Transportation and Demand Coordination Conference" held in December 2004, the National Development and Reform Commission confirmed that the price of coal for electricity generation in 2005 will be capped at 8% above the price in place at the end of September 2004. It is, however, uncertain whether the cap will actually be applied effectively in the market. We expect the linkage of electricity tariff with coal prices to be implemented. We also expect the railway transportation system will remain a bottleneck in the efficient and cost-effective internal transport of coal from mines to power stations. The challenges are not only of capacity, but also the fragmented manner in which the railway industry is organised and operated.

Environmental Issues

The Mainland authorities recognise the growing importance of environmental issues. Pollution has become a serious problem in recent years. According to the World Bank, 16 of the world's 20 most polluted cities are in the Mainland. Acid rain affects one-quarter of the Mainland's land area and one-third of all land used for agriculture. The Central Government is taking steps to tackle these environmental issues, including by:

- reducing the percentage of coal-fired generation from 83% (2003) to 75% in 2010 and increasing the proportion of gas-fired and hydro electric generation;
- increasing energy efficiency by closing down small thermal generating units;
- promoting the installation of FGD in coal-fired plants;
- setting stringent emission standards and imposing emission charges; and
- promoting the development of renewable energy with a view to such facilities representing about 9% of total generating capacity by 2010.

In view of the evolutionary nature of the Mainland's power sector, with ongoing uncertainty in key aspects, CLP has decided to adopt a prudent interim strategy for the next one to two years, until we have a clearer picture of the direction of the Mainland electricity industry and the opportunities for CLP to position itself successfully within that industry.

Electricity Business in the Chinese Mainland

Business Environment and Challenges

The tremendous increase in the economic development of the Mainland in recent years has been an event of global dimensions, whose wider and longer-term implications for the Mainland, our region and the world economy cannot yet be fully or accurately foreseen. One particular consequence has already been an unprecedented growth in demand for electricity to power the Mainland's growth. CLP has been an active participant in the Mainland's power sector since 1984 and we remain the largest external investor in the industry. We thought it appropriate, in this year's Annual Report, to provide shareholders with a fuller account of our views on the business environment and challenges in the Mainland's electricity industry and the strategy which CLP has adopted in response.

In the short to medium-term, we see that business environment as being characterised by the major factors summarised in the following paragraphs.

High Demand Growth

Growth in electricity demand during the three years from 2002 to 2004 has averaged 13.9% across the whole country, and higher in certain regions. Growth of this magnitude is likely to be unsustainable. Through macro-economic controls, including restrictions on energy-intensive industries, this growth will be moderated. In consequence, the forecast growth in electricity demand for 2005 is in the region of 10% to 11%, with an average growth forecast for the five years from 2006 at around 6% to 7% per annum.

Cyclical Supply and Demand Imbalance

The effective ban on power plant construction for three years between 1998 and 2000 contributed to acute shortages of power to the point that, in 2004, some 24 provinces or municipalities were experiencing supply shortages totalling 30,000MW. Electricity supply is expected to remain tight in 2005.

In response to the power shortages, power plant construction is underway on a massive scale. It is estimated that about 280,000MW of plant is under construction (the equivalent of 3.5 times the total installed generating capacity in the U.K.). Of this, reports suggest that approximately 120,000MW represents power projects which have not yet been approved by the Beijing authorities. If all these plants were commissioned over the next three to four years, there would be the potential for serious over-capacity in electricity supply.

In order to control the situation, "Document 32" was promulgated by the State Council in November 2004 to crack down on unauthorised projects. The application in practice of Document 32 is not yet clear, although it appears that a majority of new projects will be delayed and some may even be stopped so as to moderate the potential over-capacity situation. Overall, it would be reasonable to expect the supply and demand balance to be restored in 2006/7, followed by a period of over-capacity.

Regulatory Environment

The regulatory environment is opaque, but may evolve towards higher transparency and clarity. The existing tariff approval process lacks objectivity and transparency. However, the "marketisation" of the power sector will result in tariffs being increasingly determined by market forces.

In July 2004, the State Council issued "Document 20" which modifies the approval process for power projects, making it better defined and more transparent. The new process is simpler and focuses on considerations such as environment, land use and utilisation of natural resources, whilst leaving commercial risk to be borne by the investors (as opposed to being shared with the off-taker under long-term power purchase agreements).

Beyond 2005

Our plans and activities beyond 2005 can be fitted into the same four-part framework.

- To maintain confidence to support the ongoing capital investment required in our business and to maintain quality of electricity supply, CLP and its shareholders will be looking to Government to provide a suitable degree of assurance and clarity about the post-2008 regulatory regime as soon as possible and, in any event, by no later than 2006. We will then need to evaluate the implications of any changes to the SoC and how the manner in which we carry on our business needs to be adapted or modified.
- Our proposed package of emissions reductions investments at Castle Peak Power Station is aimed to be completed around the turn of the decade. This will bring the SO_2, NO_x and particulate emission performance to better than the European Union standards for existing coal plant.
- The development of the LNG terminal and the whole LNG supply chain by 2011 is crucial to our business, including with respect to both adequacy and reliability of supply and environmental performance. By 2007 we target to have the site secured and relevant approvals finalised so that commercial contracts can be awarded in time to enable work on upstream development, shipbuilding and site construction to then move forward.
- We must maintain our excellent record in tariff management, meaning that cost-control and efficiency disciplines must be tightly applied. To meet our customers' needs and to ensure their continued support for CLP as the long-term electricity supplier of choice, we will need to match cost-competitiveness with excellence in customer services and enhance the management of strategic customer accounts.



Is interconnection with China a remote possibility?

Mr. Patrick Lo
Country Fund Manager,
Fidelity Investments
Management (H.K.) Ltd.

Technically, we have been interconnected with the Mainland since 1979 (even earlier than our interconnection with Hongkong Electric which was put in place in 1981). In 1992, the Mainland interconnection was upgraded to 400kV. Electricity sales to the Mainland first peaked in 1995 (see the ten-year statistics on page 170) and have increased significantly in the last couple of years due to rapid and economic growth in Guangdong and resulting electricity shortages.

We are, however, a long way from the possibility of Hong Kong's electricity system being operated as part of a South China market. Technically there are problems of electricity supply shortage, grid reliability and transmission constraints in Guangdong. From a broader perspective, the alignment of institutional, legal and commercial (such as price-setting) practices will take considerable effort, resources and time to resolve.

Andrew Brandler
Chief Executive Officer

2005

In response to our business environment and the challenges we face, our major plans and activities in 2005 will include:

- active participation in the debate on the future regulation of our business. We will respond clearly and with authority to the consultation launched by Government and communicate widely with all sectors of our community regarding the right way forward for this essential industry;
- taking forward our plan to raise the environmental performance of our coal-fired plant in Hong Kong to state-of-the-art levels, as promised in the CLP Group Action Plan which formed part of our 2004 Manifesto. This will involve close liaison with Government to ensure that the economic and environmental parameters for this project are clearly established before major commitments are made, including as to the terms of the relevant environmental licences for our plant;
- working with Government and other stakeholders to bring LNG to Hong Kong and, in particular, moving forward with the selection of possible sites and related environmental impact assessments. The interface with Government at the working level has already been valuable and constructive. High level policy support will be necessary for the LNG project to move ahead. There will also be a considerable exercise of communication and information so that all parties concerned have a proper understanding of what is involved in this project and the timetable by which the various steps required must be completed. The public and other interested stakeholders will be consulted throughout our planning process; and
- continuing to invest in our system and to enhance our operating skills. As part of the former, we need to secure Government approval of our Financial Plan, submitted in 2004, which sets out CLP's projections of our revenues, capital budgets, financing plans and tariff levels for the period through to 2008. The continued construction and commissioning of the remaining two units at Black Point Power Station within budget and to a schedule which brings them into service in 2005/6 is a major exercise for our generation business.

Could CLP management comment on medium-term demand growth outlook in HK, the current state of its power network and generation facilities and hence any major capital expenditure work to be expected for the next few years?

Our capital expenditure plans reflect both the need to meet growth in demand and to ensure that the quality of the electricity supply provided to all customers continues to meet their expectations. Our Financial Plan for the period 2005 to 2008 is currently with Government for review. I would not want to pre-empt the outcome of Government's deliberations on this. However, I can say that, over the period to 2008, the main focus will be on investment in our transmission system in order to keep pace with electricity demand growth and to maintain high supply reliability for the longer-term future. This will include projects such as an increase in our 132kV circuits, phasing out of obsolete 33kV systems for general customers and the establishment of 132kV open ring arrangements to enhance supply security and operating flexibility. On the generation side, we will complete the commissioning of units 7 and 8 at Black Point and look to start work on additional emissions reduction plant at Castle Peak. Investment in customer services is expected to include the installation of around 500,000 new meters to cope with natural customer growth and to replace aging meters for existing customers to ensure continuing confidence in data accuracy.

Mr. Bill Laukka
Managing Director,
J.P. Morgan Securities (Asia Pacific) Ltd.

Betty Yuen
Managing Director,
CLP Power Hong Kong

Hong Kong Electricity Business

Business Environment and Challenges

There are four major aspects of the business environment for our Hong Kong electricity business in the coming years, namely:

- the post-2008 regulatory regime;
- environmental issues related to air quality in Hong Kong and the emissions from our power stations;
- the need to progress fuel supply arrangements to take over from the gas presently sourced from the Yacheng-13 field in the South China Sea; and
- the overriding importance of maintaining the quality of our electricity supply in all respects, be it reliability, adequacy, customer service or tariff management.

The Chairman's Statement which introduces this Annual Report describes CLP's position regarding the post-2008 regulatory regime and emphasises the importance that this regime preserves the longstanding and stable balance between the interests of all the stakeholders in the Hong Kong electricity sector, including shareholders and consumers alike, which has been the hallmark of the Scheme of Control. The debate on that regime is likely to have a considerable political dimension. One of the challenges to CLP will be to ensure that, in this debate, proper and informed consideration is given to the long-term technical, operational, environmental and economic implications of the choices which need to be made.

In the past decade, air quality in Hong Kong has noticeably worsened, as evidenced by the increase in the frequency and severity of days of poor visibility. This worsening trend is likely to continue for some years. Although the overwhelming majority of emissions affecting Hong Kong's air quality originate from elsewhere in the Pearl River Delta, our community and our environmental and economic regulators will expect CLP to play its part in reducing emissions from our power stations – and we expect no less from ourselves.

CLP operates with a diversified fuel mix of coal, gas and nuclear to ensure that power is available even if there are interruptions on any one fuel source. In 2003 fuel availability issues resulted in a readjustment of our fuel mix. The reserves from the Yacheng-13 gas field, which supplies Black Point Power Station, are lower than estimated when the gas field was first evaluated in the early 1990's. With limited gas resources in the region, CLP will need to make arrangements to import liquefied natural gas (LNG) by sea to Hong Kong for use early in the next decade. This will also better position CLP to increase the use of gas, as opposed to coal, to meet the increasing local demand for electricity and contribute to further improvements in environmental performance.

Over the next five years, that demand growth is forecast to be around 3%. This reflects, amongst other factors, the Hong Kong Government's commitment to an average annual budget of HK$29 billion on its infrastructure projects and the steady increase in new towns and housing developments in our supply area. We must meet this additional demand for our services by continuing to make timely investments in our electricity system. At the same time, we must maintain the reliability and quality of service which our customers expect and which we have a duty to provide.

(5) maintain and enforce cost control disciplines, including in respect of corporate overheads, across the entirety of our activities.

Cost control disciplines have long been embedded in CLP. For example, the number of employees engaged in our Hong Kong electricity business has been reduced from 6,502 in 1993 to 3,873 as at the end of December 2004. During 2005 and beyond we will continue to pay close attention to our costs. In particular we will continue to "de-layer" the management structures between the centre and the operating units and to strengthen our matrix management system. By doing so, we intend to avoid duplication of resources within different business units and subsidiaries, reduce corporate overheads and optimise our functional skills, including engineering and operating competences, on a Group-wide basis.

(6) continue to implement a prudent financial strategy.

Our financial strategy aims at balancing the enhancement of shareholder value and prudent financial risk. The main elements of this strategy will be to:

- maintain financial strength through careful control of our debt to total capital ratios at three categories of debt – the borrowings of CLP Holdings and its principal subsidiaries, those of CAPCO and PSDC and the non-recourse borrowings of our subsidiaries, Yallourn and GPEC (see categories 1 to 3 on the chart at pages 42 and 43);
- ensure sufficient liquidity;
- preserve financial flexibility until clarity emerges about the nature of the regulatory regime for our Hong Kong electricity business post-2008; and
- implement a cautious financing strategy for our activities in the Mainland and Asia-Pacific region, including the use of non-recourse debt. Over time, we look to create self-financing capability at local operating unit level and to limit Group funding obligations.

In the medium to longer-term we will reassess our financing strategy, including capital structure optimisation, dividend policy and the return of "excess" capital to shareholders in light of both the regulatory regime in Hong Kong and the quality and availability of investment opportunities outside Hong Kong.

Our intention is also that, in the medium to long-term, growth in the Mainland and Asia-Pacific will be largely financed by self-standing operating units accessing local capital markets as businesses mature, while maintaining effective Group control.


How do you see the company's SoC and non-SoC earnings split in 3 years' time?
We are not targeting a particular split between CLP's SoC and non-SoC earnings over the medium to longer-term. Earnings from the Hong Kong electricity business contributed about 80% of total Group operating earnings in 2004. For the next few years, I expect that Hong Kong earnings will remain the major source of Group earnings, even if there is some slowdown in the growth in such earnings.
As regards income from our electricity businesses in the Mainland and Asia Pacific region, growth will depend on the availability of opportunities, whether greenfield projects or acquisitions of existing assets, which meet our investment criteria. We would not be prepared to compromise on the quality of our investments in order to meet a pre-set target for the proportion of such investments within the Group's portfolio.
Mr. Patrick Lo
Country Fund Manager,
Fidelity Investments Management (H.K.) Ltd.
Peter P. W. Tse
Chief Financial Officer

Business Outlook

In this section we describe the outlook for the CLP Group as a whole and then, in respect of each of our three major business streams,

the business environment and challenges for that business

our objectives and activities for 2005

those envisaged for the medium to longer term

CLP Group

The regulated electricity business in Hong Kong remains the major source of income for the CLP Group. The increasing maturity of this business, evidenced by slowdown of the growth in electricity demand since the early 1990's, coupled with a degree of regulatory uncertainty post-2008, has led us to diversify the Group's activities through investment in the power sector in the Chinese mainland and Asia-Pacific region.

Against this background, the CLP Group's overall objectives for 2005 and beyond are to:

(1) operate the Hong Kong electricity business effectively and achieve a satisfactory and viable post-2008 regulatory regime.

This is discussed more fully on pages 46 to 48 below.

(2) develop substantial and sustainable earnings from our electricity businesses in the Mainland and Asia-Pacific region.

This will require us both to improve the returns from our existing assets as well as to make additional investments. The ability to maintain our earnings per share growth will depend critically on our success in making incremental investments generating quality earnings. Our plans in this respect are set out below on pages 49 to 57.

(3) promote the effective management of our stakeholder relationships.

Our progress and future plans regarding the management of our relationships with shareholders and other key stakeholders whose goodwill and support is essential for the long-term success of the CLP Group are set out on pages 68 to 89.

(4) ensure the ongoing responsible management of the environmental impact of all our operations and projects.

The visible, meaningful and continued improvement in the management of environmental issues has always been a major consideration for CLP. In recent years this has become of increasing importance to the Company and the communities in which we operate. For this reason, our plans and actions on environmental matters are dealt with extensively in our Social and Environmental Report 2004, as well as being outlined on pages 84 to 87 of this Annual Report.



Total
2004
HK$M
2003
HK$M
HK$M
CLP Holdings
2,206
CLP Power Hong Kong
8,642
CLP Power Asia
0
CLP Property
303
HKNIC
0
CLP Power China
0
CLP Power International
120
11,271
10,646
CAPCO
9,585
PSDC
569
10,154
10,360
Yallourn Energy
6,106
GPEC
1,397
7,503
8,051
SZPC (29.4%)
CLP Guohua (49.0%)
Shenmu (49.0%)
Huaiji (41.5%)
Guizhou CLP Power (70.0%)
Total 6,145
Ho-Ping (40.0%)
EGCO (22.4%)
BLCP (50.0%)
Total 4,523
GNPJVC (25.0%)
769
11,437
11,815
GPEC
653
653
3,934

How did we do in 2004?
CLP Group's Financial Obligations at a Glance as at 31 December 2004

In recent years, market concerns have grown regarding the financial risks associated with borrowings and unconsolidated financial obligations of listed companies. It is our policy to adopt a prudent approach to such matters. The purpose of the following chart is to explain the total financial obligations of the CLP Group by classifying them into five categories according to their degree of recourse to CLP Holdings.

Category		
1	**Borrowings of CLP Holdings & principal subsidiaries**	Debts of the Company and its principal subsidiaries.
2	**Borrowings of CAPCO & PSDC**	100% of the debts of CAPCO and PSDC. Although the Group holds only a 40% interest in CAPCO and a 49% interest in PSDC, CLP Power Hong Kong has commitments to these companies through power purchase and service agreements, which are further explained in the Scheme of Control Statement on pages 166 and 167 and Note 31 to the Accounts.
3	**Borrowings of Yallourn Energy & GPEC**	Yallourn Energy and GPEC each became a subsidiary of the Group in April and June 2003 respectively. These debts are non-recourse to the Company.
4	**Share of debts of major affiliates***	Share of debts of jointly controlled entities and an associated company. These debts are non-recourse to the Company and its subsidiaries.
5	**Contingent liabilities**	Contingent liabilities of the Company and its subsidiaries, arising from undertakings given to third parties. Details of these are set out in Note 30 to the Accounts.

* In respect of Category 4, the share of debts are calculated by reference to the Group's shareholding in the relevant affiliated companies.

As at 31 December 2004, financing facilities totalling HK$27.2 billion were available to the Group, including HK$7.8 billion for Yallourn Energy and GPEC. Of the facilities available, HK$18.8 billion had been drawn down, of which HK$7.5 billion was by Yallourn Energy and GPEC. Facilities totalling HK$10.1 billion were available to CAPCO, of which HK$9.6 billion were drawn down.

Our total debt to total capital as at 31 December 2004 was 29.8% (2003: 31.5%) and interest cover was 11 times (2003: 12 times). These financial ratios are also disclosed in our Ten-year Summary on page 169. The increase in borrowings since 2003 as compared with previous years was due to the consolidation of the debts, which are without recourse to CLP Holdings, of Yallourn Energy and GPEC.

The financial obligations of the Group, CAPCO and PSDC, and the Group's share of the financial obligations of the jointly controlled entities and associated company as at 31 December 2004 are shown on pages 42 and 43.

Credit Rating

There has been no further change in credit ratings of CLP Holdings and CLP Power Hong Kong since the upgrade of both companies' foreign currency ratings from A3 to A1 by Moody's in October 2003. In September 2004, Fitch self-initiated to assign an A+ to the foreign currency and local currency ratings of CLP Holdings and CLP Power Hong Kong. The short term rating of both companies is F-1 and the outlook is stable.

Credit Ratings of CLP Holdings and CLP Power Hong Kong

(as at 28 February 2005)

	CLP Holdings			CLP Power Hong Kong			HKSAR Government		
	S&P	**Moody's**	**Fitch**	**S&P**	**Moody's**	**Fitch**	**S&P**	**Moody's**	**Fitch**
Long-term Rating									
Foreign currency	A+	A1	A+	A+	A1	A+	A+	A1	AA-
Outlook	Stable	Stable	Stable	Stable	Stable	Stable	Stable	Stable	Stable
Local currency	A+	Aa2	A+	A+	Aa1	A+	AA-	Aa3	AA+
Outlook	Stable	Stable	Stable	Stable	Stable	Stable	Stable	Stable	Stable
Short-term Rating									
Foreign currency	A-1	P-1	F-1	A-1	P-1	F-1	A-1	P-1	F1+
Local currency	A-1	–	–	A-1	–	–	A-1+	–	–

As a result of our prospective acquisition of Singapore Power's merchant energy business in Australia, the credit rating agencies have put CLP Holdings' and CLP Power Hong Kong's ratings on review for possible downgrade. This follows their normal practice as the rating agencies are unable to make an assessment on a significant transaction until they have had a chance to review the transaction in detail. While the outcome of the review is uncertain, we are highly confident that our ratings will remain at high investment grade levels which support fund raising and investment, as well as provide financing flexibility for future growth and acquisitions.

Financing

We adopt a prudent approach to all our financial arrangements, while at the same time aiming to achieve cost efficient funding. In January and November 2004, CLP Power Hong Kong issued two tranches of fixed rate notes due 2014 of HK$500 million each, with coupon rates at 4.93% and 4.28% respectively, through its wholly-owned subsidiary CLP Power Hong Kong Financing Limited. These issues were made under the Medium Term Note (MTN) Programme set up by CLP Power Hong Kong Financing Limited in 2002. Under the MTN Programme, notes in an aggregate amount of up to US$1.5 billion may be issued and will be unconditionally and irrevocably guaranteed by CLP Power Hong Kong. As at 31 December 2004, about HK$4,340 million notes have been issued under the MTN Programme.

In January 2005, CLP Power Hong Kong took advantage of low fixed rates of interest and issued another tranche of HK$500 million fixed rate notes due 2015 with coupon rate at 4.35%.

CLP Power Hong Kong also arranged HK$500 million revolving facilities at an attractive interest rate margin in May 2004.



Debt Profile
The charts below show the type, interest rate, maturity and currency profiles of borrowings of the Group and CAPCO at 31 December 2004:
Available Facility in Percentage (Note 1)
Total
CLP Group
9
55
16
20
HK$27.2bn
CLP Group + CAPCO
3
6
1
59
12
19
HK$37.3bn
Loan Balance in Percentage
Total
CLP Group
12
63
23
2
HK$18.8bn
CLP Group + CAPCO
4
8
1
66
15
6
HK$28.4bn
Export Credits
US Dollar Notes due 2006
Private Placement
Term Loans
Medium Term Notes
Money Market Line
Interest Rate Base in Percentage
CLP Group
41
59
CLP Group + CAPCO
36
64
Floating Rate
Fixed Rate
Maturity in Percentage
CLP Group
6
29
32
33
CLP Group + CAPCO
14
25
33
28
Within 1 Year
1-2 Years
2-5 Years*
Beyond 5 Years
* Including loan drawdown with current tenor less than 1 year under revolving facility with final maturity falling between 2-5 years.
Currency in Percentage (Notes 2 & 3)
CLP Group
33
4
4
34
25
CLP Group + CAPCO
22
2
3
43
30
AUD
EUR
INR
HKD
Foreign Currency Hedged into HKD

Notes (1): For the Medium Term Note Programme, only the amount (HK$4,340 million) of the Notes issued as at 31 December 2004 was included in the total amount of Available Facility.

(2): The Australian dollar loans were mainly incurred by Yallourn Energy to refinance its project debts in 2001.

(3): The loans in Euros and Indian Rupees were drawn by GPEC.

Funding / Financing

We finance our operations and business expansions, in particular the capital expenditure programmes of CLP Power Hong Kong and CAPCO for our Hong Kong electricity business, using cash flow generated from operations, bank loans and debt securities.



Cash Flow

Our cash flow generated from operations, especially from our Hong Kong electricity business, has been and is expected to continue to be our principal source of liquidity. This cash-generating capability is one of our fundamental strengths and provides us with substantial flexibility in meeting our funding requirements, in particular for dividend payments and capital investments.

For the year 2004, excluding the effect of changes in exchange rates, there was a net increase in cash and cash equivalents of HK$1,645 million. The increase was in part due to incorporation of the full year cash movement of Yallourn Energy and GPEC into our accounts.

	2004 HK$M	2003 HK$M
Cash provided by/(used in):		
Operating activities	**10,195**	6,436
Investing activities	**(3,250)**	(1,911)
Financing activities	**(5,300)**	(4,287)
	1,645	238

Net cash provided by operating activities amounted to HK$10,195 million, an increase of HK$3,759 million. This reflects the strong business performance of CLP Power Hong Kong and improved collection of receivables by GPEC.

Cash used in investing activities mainly comprised the capital expenditure of CLP Power Hong Kong and Yallourn Energy as well as investments in power projects outside Hong Kong and advances to CAPCO. This was partly offset by dividends received from investments and profits received from the Hok Un joint venture.

Net cash used in financing activities in 2004 primarily resulted from the payment of dividends.

2004 Cash Utilisation


HK$M
14,000
12,000
10,000
8,000
6,000
4,000
2,000
Dividends received
Proceeds from assets disposal
Operating activities
Others, net
Net borrowings
Dividends paid
Investments in affiliates
Acquisition of remaining interest in a subsidiary
Capital expenditure
Source of Cash
Use of Cash

Shareholders' Funds

The shareholders' funds as at 31 December 2004 increased 9.8% to HK$44,199 million (2003: HK$40,241 million). The increase was mainly attributable to the retained profits of HK$3,557 million after dividend payments and an increase in reserves of HK$431 million arising from translation of overseas investments to Hong Kong dollar. We achieved a return on equity of 20.4% when including Hok Un redevelopment profit and property disposal gain and of 19.5% when excluding those property profits.

Return on Equity



HK$M
00
01
02
03
04
%
50,000
40,000
30,000
20,000
10,000
25
20
15
10
5
Average Shareholders' Funds
Return on Equity, including property profits (net of impairment losses)
Return on Equity, excluding property profits (net of impairment losses)

As at 31 December 2004, the distributable reserves of CLP Holdings amounted to HK$17,616 million (2003: HK$16,323 million).

Borrowings

Total borrowings increased slightly from HK$18,697 million to HK$18,774 million. Details of the Group's borrowings are provided in the "Funding/Financing" section.

Development Fund

The Development Fund balance as at 31 December 2004 was HK$3,171 million, an increase of HK$211 million mainly resulting from the transfer from profit and loss account during the year. The Development Fund balance represented 4.6% (2003: 4.6%) of the SoC average net fixed assets of CLP Power Hong Kong and CAPCO.

The Development Fund represents a liability of the Group and does not accrue to the benefit of shareholders. Its main purpose is to assist in financing the acquisition of SoC fixed assets.

Special Provision Account

CLP Power Hong Kong and CAPCO agreed with the Hong Kong Government in December 1999 to further defer construction of Units 7 and 8 of the Black Point Power Station. A total of HK$803 million was set aside from the Development Fund to a special provision account to absorb the deferral premium payments. The transfer from the special provision account to offset the deferral premium charges was completed by the end of 2004.

Charges on Assets

The debts of Yallourn Energy and GPEC, which totalled HK$7,503 million as at 31 December 2004, are without recourse to CLP Holdings. Of these borrowings, HK$6,106 million of Yallourn's debts and HK$512 million of GPEC's debts are secured by fixed and floating charges over their assets.

Other Commitments and Contingent Liabilities

Pursuant to the relevant loan agreements of Yallourn Energy, we would have to provide the senior lenders with contingent equity support up to the sum of A$200 million depending on certain minimum requirements regarding the availability of cash flows for debt service. Owing primarily to continued high capital expenditure requirements and lower than expected revenue, we provided A$80 million (about HK$460 million) and A$29 million (about HK$178 million) contingent equity support to the lenders in year 2004 and February 2005 respectively. Additional contingent equity support may need to be provided in the remaining 2005.

GPEC has obtained payment for some of its receivables from GEB through bill discounting with recourse. There is no recourse to the Group beyond GPEC from these arrangements and to date there has been no incident where recourse to GPEC has been necessary. The potential effect if these financing arrangements are not settled by GEB as at 31 December 2004 was HK$653 million (2003: HK$538 million).

In respect of the Shandong joint venture which completed refinancing in June 2004, we obtained formal release of the undertakings given under the previous facilities and were not requested to provide any undertaking under the new loan arrangements.

Interests in Jointly Controlled Entities and Associated Companies

Our Group's interests in each geographical region are summarised below:

	2004 HK$M	2003 HK$M
Electricity Business		
Hong Kong	**6,296**	5,983
Chinese mainland	**6,643**	6,400
Asia-Pacific region	**3,101**	2,951
	16,040	15,334
Property and other businesses	**598**	946
	16,638	16,280



In April 2004, we made the final share capital contribution of RMB286 million (about HK$269 million) to the Anshun II project.

Pursuant to the Equity Contribution Agreement and its amendment agreement relating to the BLCP power project, we are required to make further equity contributions of US$148 million by 2007. In respect of the investment in Changdao wind power project, we are required to contribute share capital of RMB45 million. The first contribution of RMB7 million (about HK$6 million) was made in early February 2005, with the remainder to be contributed by the end of 2005.

As at 31 December 2004, our aggregate loan and advances to jointly controlled entities amounted to HK$6,681 million, including HK$6,115 million to CAPCO. CLP Power Hong Kong provides funds to CAPCO in the form of shareholders' advances and special loan. The advances are unsecured, interest free and have no fixed repayment terms whilst the special loan is unsecured, interest free and repayable in full on 30 September 2008. The increase in CLP Power Hong Kong's investment in CAPCO from HK$5,983 million to HK$6,296 million was mainly caused by the increase in advances for funding the construction of Units 7 and 8 of the Black Point Power Station.

Deferred Tax Assets and Liabilities

The deferred tax assets of HK$1,043 million (2003: HK$952 million) related to Yallourn Energy and represented principally the net tax losses that could be utilised in the future.

The deferred tax liabilities increased from HK$4,614 million to HK$5,084 million during the year, mainly due to temporary difference caused by accelerated tax depreciation for capital works of CLP Power Hong Kong and dividend distribution tax and withholding tax for investments outside Hong Kong.

Current Assets and Liabilities

As at 31 December 2004, we had liquid funds of HK$2,520 million (2003: HK$787 million), of which 95% were denominated in foreign currency mainly held by GPEC and Yallourn Energy and deposited with highly-rated international or local banks. The remainder was in Hong Kong dollars. Trade and other receivables amounted to HK$3,564 million (2003: HK$4,424 million), of which HK$1,610 million (2003: HK$3,153 million) was attributed to GPEC and Yallourn Energy, with the decrease mainly resulting from improved collection from GPEC's off-taker, GEB.

Total current liabilities as at 31 December 2004 amounted to HK$9,678 million (2003: HK$8,905 million). With the projected cash flow from operations and credit facilities arranged, we expect to have sufficient funds to meet these liabilities.

We do not have significant operating lease commitments or sale and leaseback arrangements.

Group's Financial Position

The Group's balance sheet remains strong, with total assets improved by HK$4,967 million to HK$80,799 million. Gearing ratio was also improved from 31.5% in 2003 to 29.8% as a result of the increase in shareholders' funds from the earnings of the year but no material increase in borrowings. Most of our assets are long-term assets and include primarily generating plants and transmission and distribution networks as well as investments in CAPCO and overseas power projects. The distribution of the Group's assets by geographical location is as follows:



64%
36%
17% Australia
7% India
2% Taiwan
2% Thailand
8% Chinese Mainland
Hong Kong
Outside Hong Kong

Fixed Assets and Capital Expenditure

Fixed assets of the Group as at 31 December 2004 amounted to HK$57,748 million (2003: HK$54,157 million), and comprised HK$42,415 million (2003: HK$39,258 million) from the SoC business and HK$15,333 million (2003: HK$14,899 million) from the non-SoC business. For the non-SoC fixed assets, HK$15,147 million (2003: HK$14,687 million) was attributed to Yallourn Energy and GPEC.

During the year, we invested HK$5,823 million (2003: HK$5,594 million) in fixed assets, of which HK$5,278 million (2003: HK$5,125 million) were invested by CLP Power Hong Kong in the transmission and distribution networks as well as in customer services and other supporting facilities. Capital expenditure incurred by CAPCO was HK$1,683 million (2003: HK$2,148 million). The decrease was primarily due to the construction of Units 7 and 8 of the Black Point Power Station being close to completion. The total SoC capital expenditure incurred in the current Financial Plan, which ran from October 1999 to December 2004, was HK$29.6 billion and was slightly below the approved amount of HK$30 billion.

Capital expenditure by Yallourn Energy was HK$510 million (2003: HK$460 million), with major projects including the upgrade of power station instrumentation and control systems and the development of new areas of the captive coal mine. GPEC invested HK$13 million (2003: HK$2 million) in plant and equipment.

Capital expenditure contracted but not provided for in the accounts as at 31 December 2004 amounted to HK$2,207 million (2003: HK$2,984 million). Other than HK$240 million (2003: HK$310 million) which was for Yallourn Energy and GPEC, these contracted amounts are primarily for enhancing our transmission and distribution systems in Hong Kong.

The sharp increases in electricity demand in Hong Kong in summer 2004 illustrate the importance of making the necessary investment in our electricity infrastructure in advance of demand in order to maintain and enhance supply reliability. We expect to finance our ongoing capital expenditure requirements, as well as investments in power projects, by using our internal resources and/or additional borrowings or issuance of debt securities.

Goodwill

The net negative goodwill of HK$1,022 million (2003: HK$1,017 million) as at 31 December 2004 comprised goodwill of HK$24 million and negative goodwill of HK$1,046 million. The goodwill arose from the acquisitions of interests in Yallourn Energy and GPEC during the period 2001-2004. In 2005, upon the adoption of the new Hong Kong Financial Reporting Standard 3 – Business Combination, the unamortised negative goodwill of HK$1,046 million will be derecognised with adjustment to the balance of retained profits on 1 January 2005.

Today's Balance Sheet (Consolidated Balance Sheet as at 31.12.2004)

	HK$M
Assets	
9 Fixed assets	57,748
10 Goodwill	(1,022)
Investments in affiliates and securities	16,647
Deferred tax assets	1,043
Cash & cash equivalents	2,520
11 Other current assets	3,863
	80,799
Shareholders' Equity and Liabilities	
Share capital, premium & reserves	16,517
Retained profits	27,682
12 Borrowings	18,774
13 SoC reserve accounts	3,720
Deferred tax liabilities	5,084
Customers' deposits	3,119
14 Other liabilities	5,903
	80,799

1 The Hong Kong operations continued to be our main source of cash inflow. Compared to 2003, the increase was in part attributable to the improved collection of receivables by GPEC.

2 In March 2004, the Group acquired the remaining 8% interest in Yallourn Energy. Total cash consideration paid for the acquisition was HK$376 million.

3 Investments in affiliates included investment in Guizhou CLP Power (HK$269 million) and advances to CAPCO (HK$337 million).

4 Turnover and expenses in 2004 incorporated the full year results of Yallourn Energy and GPEC.

Turnover primarily represented sales revenue from the Hong Kong electricity business (HK$26,773 million) and from Yallourn Energy and GPEC (HK$3,813 million).

5 Property disposal gain represents the capital gain from disposal of a former substation site at Castle Peak Road, Hong Kong.

6 Pre-tax profits of affiliates were mainly contributed by CAPCO (HK$1,773 million), GNPJVC (HK$739 million) and Hok Un (HK$187 million).

7 Transfers to Development Fund and rate reduction reserve were HK$219 million and HK$253 million respectively. Transfer from special provision account was HK$176 million.

8 Earnings after taxation amounted to HK$8,614 million, which comprised SoC earnings of HK$6,788 million, non-SoC earnings of HK$1,671 million, Hok Un redevelopment profit and property disposal gain of HK$373 million, offset by unallocated net finance costs and unallocated Group expenses of HK$218 million.

The current year results are further explained under the "MD&A-CLP Group" section on pages 16 and 17.

9 During the year, the Group invested HK$5,823 million in fixed assets, mainly by CLP Power Hong Kong in its transmission and distribution networks.

10 The net negative goodwill resulted from the acquisitions of interests in Yallourn Energy and GPEC during the period 2001-2004.

11 Included trade and other receivables of HK$3,564 million, of which HK$1,610 million was attributable to Yallourn Energy and GPEC.

12 The Group's gearing, measured as total debt over total capital, was 29.8%.

13 Comprised the Development Fund balance of HK$3,171 million and rate reduction reserve balance of HK$549 million. The Development Fund represents a liability of the Group. Its purpose is to assist in the acquisition of SoC fixed assets.

14 Included trade and other payables of HK$4,216 million.

CLP Group's Financial Results and Position at a Glance

Last Year's Balance Sheet (Consolidated Balance Sheet as at 31.12.2003)

	HK$M
Assets	
Fixed assets	54,157
Goodwill	(1,017)
Investments in affiliates and securities	16,289
Deferred tax assets	952
Cash & cash equivalents	787
Other current assets	4,664
	75,832
Shareholders' Equity and Liabilities	
Share capital, premium & reserves	16,074
Retained profits	24,167
Minority interest	393
Borrowings	18,697
SoC reserve accounts	3,607
Deferred tax liabilities	4,614
Customers' deposits	2,878
Other liabilities	5,402
	75,832

Cash Flow For The Year (Consolidated Cash Flow Statement for the year ended 31.12.2004)

	HK$M
1 Cash inflow from operating activities	10,195
Dividends paid less dividends received	(1,931)
2 Acquisition of remaining interest in a subsidiary	(376)
3 Investments in/advances to affiliates	(565)
Capital expenditure	(5,292)
Net decrease in borrowings	(243)
Other net outflow, including exchange effect	(55)
Net increase in cash	1,733
Cash & cash equivalents at 31.12.2003	787
Cash & cash equivalents at 31.12.2004	2,520

Earnings For The Year (Consolidated Profit and Loss Account for the year ended 31.12.2004)

	HK$M
4 Turnover	30,784
Expenses	(22,894)
5 Property disposal gain	214
6 Share of profits of affiliates	3,604
Profit before financing and taxation	11,708
Net finance costs	(983)
Taxation	(1,815)
Profit after taxation	8,910
7 Transfers under SoC	(296)
8 Total earnings	8,614

Profits Retained For The Year (Consolidated Retained Profits for the year ended 31.12.2004)

	HK$M
Total earnings	8,614
Dividends paid for the year	
2003 finals	(1,806)
2004 interims	(3,251)
Share of reserves of a jointly controlled entity	(42)
Net increase in retained profits	3,515
Retained profits at 31.12.2003	24,167
Retained profits at 31.12.2004	27,682

Railway-related work remained the base of our work on infrastructure projects. In 2004 we successfully completed one major project for the Mass Transit Railway Corporation with three further projects on schedule for completion in or after 2005. However, the gradual recovery of the economy did not lead to a significant upturn in our engineering contracting business.

Our energy services focus on opportunities to improve power quality and on fuel switching to produce energy savings and/or environmental benefits for our customers. For example, in 2004 we commissioned four centralised electric hot water systems, comprising heat pumps and electric heaters, for hotels and property management companies. We also broadened our power quality improvement services to leading banking and airline companies by using active harmonic filters to enhance reliability of their electrical systems.

We manage, operate and maintain the public lighting system in Kowloon and New Territories East under a four-year contract secured in October 2002. We have used our longstanding expertise in this field to develop private lighting activities in areas such as private estates and road infrastructure.

We have maintained the electrical systems in the Passenger Terminal Building for the Airport Authority since 2002, and have received a number of safety and customer service awards in the past year. In addition to having the existing contract extended for a further three years, another two contracts were awarded to us.

Telecommunications

CLP had previously held a 19% stake in PowerCom Network Hong Kong Limited (PowerCom), a joint venture with Cheung Kong Enterprises Limited (CKE) to provide broadband services to Hong Kong customers using powerline telecommunications technology. We participated in a sale of PowerCom by CKE to Vanda Systems & Communications Holdings Limited (renamed as Hutchison Global Communications Holdings Limited – HGCH) in January 2004 in exchange for the issue of shares in HGCH. We subsequently placed 37.7% of those shares in March 2004 and sold the remaining shares in July 2004.

With the sale of our interest in PowerCom and the termination at the end of 2004 of "ChinaLink", a small-scale operation which provided cross-border communications to Hong Kong corporations operating in the Mainland, CLP has now withdrawn entirely from an unsuccessful but limited involvement in the telecommunications sector to focus on our conventional electricity business.

	Property Business		**Telecom Business**		**Other Activities**		**Total**	
	2004 HK$M	2003 HK$M	**2004 HK$M**	2003 HK$M	**2004 HK$M**	2003 HK$M	**2004 HK$M**	2003 HK$M
Turnover	**15**	17	**9**	25	**169**	154	**193**	196
Profit/(loss) before financing and taxation	**401**	291	**(48)**	(86)	**(22)**	(17)	**331**	188
Earnings/(losses)	**373**	240	**(48)**	(86)	**(28)**	(41)	**297**	113
Investments in affiliates	**596**	862	**–**	84	**2**	–	**598**	946



Electricity-Related Business

CLP pursues selective opportunities in Hong Kong beyond our conventional electricity business, by leveraging off our existing business, assets, expertise and relationships. These activities are carried out on a limited and selected basis, in line with the Group's overriding focus on its electricity business.

Property Business

CLP redevelops sites in Hong Kong which are no longer required for electricity purposes.

In recent years, our major project has been the residential redevelopment of the former power station at Hok Un, Kowloon. This 50/50 joint venture project, known as Laguna Verde, led by CLP and a wholly-owned subsidiary of Cheung Kong (Holdings) Ltd., comprises 4,735 flats, 1,692 parking spaces and 270,000 sq.ft. of commercial space. About 99% of the residential units had been sold by the end of 2004.

During the year, a CLP site at 305 Castle Peak Road was sold for redevelopment for a price of HK$221 million following a competitive bid process. This site, measuring 7,200 sq.ft. was formerly used as a 33kV substation, but had become surplus to the needs of our power network. The earnings from this sale are being distributed to shareholders by way of a special dividend.

Our share of profit from the sale of residential units and parking spaces in the Hok Un redevelopment amounted to HK$159 million (2003: HK$240 million). The disposal of the site at Castle Peak Road also brought in a capital gain of HK$214 million.

Following the completion of the Hok Un redevelopment and the sale of the site at 305 Castle Peak Road, we do not currently consider that there are other surplus sites in Hong Kong which would be made available for redevelopment on any significant scale.

CLP has considered the possible redevelopment of the site of its Head Office at 147 Argyle Street, Kowloon, as part of the regular reviews of the use of our property which we conduct from time to time. However, there are no specific proposals or timetable for such a project.

Public Lighting and Engineering Services

During 2004 CLP continued to offer contracting and consultancy services in power engineering, communications systems, building services, energy services, road lighting and facility management for customers in Hong Kong and neighbouring areas.

In August 2004, Yallourn Energy obtained certification from the Australian Industrial Relations Commission of a three-year enterprise bargaining agreement to replace the previous three year agreement, which ended in September 2004. The signing of this new agreement with the various labour unions reflected the constructive approach adopted by all parties involved.

On 7 March 2005, as this Report was on the verge of being finalised, CLP signed an agreement with Singapore Power to acquire its merchant energy business division in Australia for a price of A$2,128 million (HK$12,981 million) subject to adjustment. This business is the fifth largest energy retailer in Australia and sells gas and electricity to over 1.1 million customers in Victoria, New South Wales, South Australia and Queensland. It also owns a 1,280 MW gas-fired power station at Torrens Island, South Australia, an interest in a long-term hedge contract for up to 966 MW, a gas storage facility and rights relating to a 33% interest in a 685 kilometre natural gas transmission line between Victoria and South Australia.

The acquisition, which is targeted for completion by end May 2005, is in line with CLP's strategy in Australia, as advised in this and previous Annual Reports, of moving beyond our single asset position at Yallourn Energy to build a more diversified portfolio, including both retail and generation activities.

The acquisition is a "discloseable transaction" under the Listing Rules of the Hong Kong Stock Exchange. Shareholders will receive further information by a circular likely to be sent out in April. We will also report on this at our forthcoming Annual General Meeting and in our 2005 Interim Report.

Earnings

Earnings from our electricity business in the Asia-Pacific region grew 16.1% to HK$824 million. Factors impacting the earnings growth are explained in the following chart:


Note
2003 Earnings
710
Sales price
-13
Fuel price
-105
(A)
One-off refinancing related costs
-58
(B)
Taxation
+173
(C)
Shareholdings
+55
(D)
Exchange
+47
Other operating expenses
+15
2004 Earnings
824
100
200
300
400
500
600
700
800
900
HK$M

Notes: (A) Higher coal costs and freight charges adversely affected the earnings contribution from Ho-Ping.

(B) This represented the accelerated amortisation of the capitalised facility fee of Yallourn Energy as a result of the planned debt refinancing.

(C) Lower tax provision primarily for Yallourn Energy and lower withholding/dividend distribution tax for GPEC and Ho-Ping.

(D) This arose from increased shareholdings in Yallourn Energy and GPEC.

There was mixed progress on broader issues relating to CLP's investment in EGCO. CLP is represented on the EGCO Board and its subcommittees, with four directors out of a total of 15, and is able to participate meaningfully in supervising the existing assets and developing new business. However, a proposed share swap between EGAT and Banpu (CLP's partner in the BLCP project) did not proceed due to an unrelated issue of value added tax on fuel.

The reform of the Thai electricity industry which would have included the privatisation of EGAT has been on hold for some time. However, following its re-election in February 2005 the Thai government has announced that it would proceed with the plan to privatise EGAT and other state-owned enterprises. In the meantime, relations with EGAT which is both the largest single shareholder in EGCO, as well as being its off-taker and potential major competitor in generation, have been affected by the position on the BLCP project. Under the terms of a Joint Development Agreement, EGCO may acquire half of CLP's 50% interest in the BLCP project (discussed further below). Todate no agreement has been reached regarding the price for any such transfer. CLP will respect its obligations under the Agreement and will make all efforts to resolve this matter amicably so as to transfer its shareholding in BLCP at a market value.

EGCO's track record of new business development has historically been less than satisfactory. 2004 saw significant improvement in this area with the start of construction of Kaeng Khoi 2, a 1,400MW combined cycle gas-fired station developed by EGCO's 50% owned subsidiary, Gulf Electric. The 1,070MW Nam Theun 2 hydro project in Laos, in which EGCO holds a 25% stake, has also made progress.

BLCP Power Limited, Thailand

Progress on the construction of the BLCP project, which CLP is managing on behalf of our joint venture with Banpu Public Company Ltd., remains satisfactory and to a schedule which would see the two units entering service in 2006/7. A slight delay was caused by late shipping of major electrical equipment, but is not expected to affect the installation schedule. As at end-December 2004 the design and construction of the power station was 23.7% complete. Capital costs remain within the budgeted amount.

CLP also has the lead role in a separate operating company for the plant. Establishment of the operations organisation is proceeding smoothly.

Following financial close of this project, achieved in 2003, we welcomed the widening of the lender base in 2004 by the participation of the Asian Development Bank and the Japan Bank for International Cooperation.

Yallourn Energy Pty Limited, Australia

The acquisition of the remaining 8% shareholding in Yallourn Energy was completed in March 2004, meaning that this business is now wholly-owned by CLP.

The plant set a new production record for the third year in succession, even though planned and unplanned outages were marginally higher than expected. One particular reason was a decision to shut down a unit to inspect a turbine rotor and confirm its integrity for continuing operation. Although this was a matter of low risk we applied CLP's principle to put safety above all other issues. The inspection established that the rotor was safe. A broader issue at Yallourn is the aging of the plant and the need for adequate capital expenditure to ensure safe and reliable operation over its planned life. This is an area that will be subject to further detailed review in 2005.

The Morwell River Diversion project, which will secure access to a long-term coal reserve adjacent to the existing area of coal extraction, is nearing completion and remains on schedule and within budget. The upgrade of the station's instrumentation and control systems is progressing, although issues have arisen concerning the cost of the project and the timetable for completion. These are being addressed.

During the year, prices in the National Electricity Market in Australia remained lower than expected, with some impact on earnings from Yallourn. We mitigate market price volatility as far as it is prudent to do so by selling around 80% of the plant's output on a forward contract basis, but the contract prices will inevitably reflect trends in the pool prices.

The 2004 earnings from Yallourn were also adversely impacted by an accelerated amortisation of financing charges in anticipation of re-financing its project loans in 2005.

These assets have power off-take arrangements, which vary significantly from country to country, ranging from a deregulated electricity market in Australia to long-term power purchase agreements with a state-owned national electricity utility, such as in Taiwan. These arrangements are summarised in the following table.

Station	Off-taker	Off-take Arrangement	Duration
GPEC	Gujarat Electricity Board	Power Purchase Agreement	20 years
Ho-Ping	Taipower	Power Purchase Agreement	25 years
EGCO	Electricity Generating Authority of Thailand	Power Purchase Agreements	20 years
Yallourn	National Electricity Market	Merchant Energy Market	N/A

Gujarat Paguthan Energy Corporation Private Limited, India

High reliability and safety standards were maintained at GPEC in 2004, accompanied by improvements in the economic performance of this investment.

An amended power purchase agreement (PPA) with the off-taker, Gujarat Electricity Board (GEB) was concluded at the end of 2003. This was intended to strike a more sustainable balance between the interests of GPEC and GEB by:

- producing a meaningful reduction in the cost of power supplied by GPEC to GEB;
- maintaining an acceptable return on CLP's investment in GPEC; and
- promoting improved performance by GEB in meeting its obligations to pay GPEC on a timely basis.

The implementation of this amended PPA proceeded satisfactorily with an improvement in the monthly collection of payments to GPEC, as compared to previous years. GEB also successfully issued a Rupee 3 billion bond and applied the proceeds of approximately HK$500 million to reduce overdue receivables. However, a number of outstanding amounts are still under dispute with GEB.

The improvement in GPEC's financial performance and in the business environment generally in Gujarat is such that we have started to explore the possibility of developing a second phase to the GPEC plant. The feasibility of doing so clearly depends on being able to offer competitively priced energy, and our ability to obtain secure fuel and off-take commitments and payments.

Ho-Ping Power Company, Taiwan

The Ho-Ping Power Station was commissioned in 2002. Since then the major operational focus has been on bringing the plant to higher reliability levels. During 2004, the experience and capabilities of the operators increased significantly and this has contributed to achieving more stable operation. However, there are still a number of issues relating to the plant design and manufacture, such as boiler tube leaks, that continue to cause the units to trip more frequently than is acceptable. We are giving close attention to resolving these issues.

On 25 October 2004, the roof of Coal Dome B was ripped off during the passage of typhoon "Nock Ten". Once the immediate damage was cleared, the station was able to return to normal operation, making use of the two other coal domes which were undamaged. Action in respect of insurance and equipment warranties is under consideration.

The surge in coal prices and freight costs over 2004 had a significant financial impact on earnings from Ho-Ping. Coal prices have roughly doubled and freight costs increased by up to four times compared to historical levels. The PPA with Taipower allows at least partial recovery of these additional costs in subsequent years, depending on the coal prices actually paid by Taipower.

In July 2004 we completed a partial refinancing of the project which is estimated to result in future interest cost savings of NT$116 million (approximately HK$28 million) over a seven-year period.

Electricity Generating Public Company Limited, Thailand

The operations of EGCO's plant and the implementation of the PPA with the Electricity Generating Authority of Thailand (EGAT) continued smoothly during the year.



Asia-Pacific Region

CLP has a significant presence in the electricity generation business in Australia, India, Taiwan and Thailand. With the exception of Australia, we are now the leading international investor in the power sectors of all these countries. The broad regional trends we have seen in 2004 may be summarised as follows:

- the continued withdrawal of US and European power investors owing to financial pressures and strategic changes in their domestic markets;
- in most cases, no meaningful initiatives towards the privatisation of state-owned assets and the development of competitive markets; and
- the return of economic growth to the region, which may gradually create new greenfield opportunities for the private sector.

During 2004 CLP has continued to explore opportunities to develop greenfield projects, acquire further operating assets and develop further strategic partnerships, consistent with our objective to build meaningful and sustainable businesses in all our target countries. However, conditions were not yet favourable to bring any such opportunities to closure and the net result in terms of new business development in 2004 was disappointing.

The major focus of CLP's activities in 2004 has been to optimise the performance and value of our existing assets. The table below summarises the operating performance of those stations in which CLP has a stake. In the following paragraphs we give further background on those assets.

Station	Rating (MW)	Generation (GWh)	Utilisation (%)	Availability (%)	Note
GPEC	655	3,717	64.6	92.9	Gas-fired
Ho-Ping	1,320	8,706	90.1*	91.9*	Guaranteed hours*
Rayong (EGCO)	1,232	7,516	69.5	90.8	Gas-fired
Khanom (EGCO)	824	6,168	85.2	90.4	Gas-fired
Yallourn	1,480	11,402	87.7	88.4	Record output

Guangdong Nuclear Power Joint Venture Company, Ltd.

The Guangdong Daya Bay Nuclear Power Station continued to operate well with good safety and environmental performance. In May, whilst Unit 2 was on a scheduled outage, an incident resulting in a bent fuel assembly, which had no safety or environmental impact, led to the outage being extended by about 2 months, with the Unit returning to service towards the end of July. In 2004, a total of 13,311GWh of electricity (2003: 14,384GWh) was sent out by the nuclear power station. The annual station capacity factor was 80% (2003: 87%).

Hong Kong Pumped Storage Development Company, Ltd.

In 2004, the pumped storage units at Conghua, Guangzhou generated 493GWh for CLP with an overall efficiency above 76.5%, slightly better than 2003. There were over 2,265 unit starts during the year to fulfill system requirements, mainly during peak lopping and backup operations.

Huaiji Power Project

Generation from this group of small hydro-electric plants was severely affected by abnormally low rainfall, with the output reduced from 246GWh in 2003 to 205GWh in 2004. Plant performance itself was generally satisfactory.

In our Annual Report 2003 we advised that collection of electricity charges from the off-taker was a challenge. This remained the case during the year, although the overall level of outstanding payments did not significantly increase. We consider this project to be technically and environmentally sound. We have been actively pursuing a project restructuring, to increase our shareholding and management control and to place the project on a sustainable economic footing.

Changdao Wind Power Project

As part of our commitment to develop renewable energy projects, in December 2004 we established HNEEP-CLP Changdao Wind Power Company Limited, in which we own 45%, with our partner, Huaneng New Energy Industrial Co. Ltd., to own and operate a 27MW wind farm in Changdao, Shandong. The wind farm will be commissioned in 2005.

Earnings

Earnings from our electricity business in the Chinese mainland were HK$833 million, a decrease of HK$102 million. The following chart highlights the various elements that impacted the current year results:



Note
2003 Earnings
935
Sales price
+48
Fuel price
-131
(A)
One-off refinancing related costs
-80
(A)
Taxation
-31
New power stations
+75
(B)
Exchange
+108
(C)
Other operating expenses
-91
(D)
2004 Earnings
833
100 200 300 400 500 600 700 800 900 1,000
HK$M

Notes:

(A) Contributions from SZPC and CLP Guohua were adversely affected by high coal costs, with SZPC's earnings reduced further after one-off expenses associated with refinancing of project loans.

(B) This represented earnings from newly-commissioned Anshun II and Liaocheng power stations.

(C) There was an exchange gain from full conversion of the foreign currency loans to RMB loans of CLP Guohua in 2004, as opposed to unrealised exchange loss in 2003.

(D) Mainly due to higher provision for environmental charges and increase in repair and maintenance and depreciation expenses.

CLP Guohua Power Company Limited

Beijing Yire, Panshan, Sanhe and Shenmu power stations, which are operated by CLP Guohua, all achieved high reliability and operating hours during the year. When compared with 2003, generation in 2004 increased by about 8.8% to 15,255GWh. In particular, Shenmu Power Station generated 1,671GWh, representing an extremely high capacity factor of 95%. This has been made possible by the power shortage in the areas and, more importantly, the reliable operation of the generating units. New and slightly higher tariffs were implemented at Panshan, Sanhe and Yire. A slightly higher effective tariff at Shenmu was also implemented, although the nominal tariff was reduced due to cancellation of on-grid charges.

The management of fuel costs was a particular challenge in 2004 and will continue into 2005. Since Spring 2004, the coal supply situation in the Mainland has been very tight due primarily to transportation bottlenecks and strong demand from power and other industries. This has led to a surge in coal prices and, in some cases, affected production of power stations. The impacts to Yire, Panshan and Sanhe were minimised through leveraging on stable and competitive coal supply from Shenhua, the parent company of our partner, Beijing Guohua, in CLP Guohua.

As part of the continuing effort to manage foreign currency risk, CLP Guohua has successfully re-financed all of its foreign currency loans into RMB loans.

On safety, health and environment performance, Sanhe and Panshan power stations became the first power stations in the Mainland awarded the NOSA Five Stars, while Yire and Shenmu power stations were awarded Four Stars.

Shandong Zhonghua Power Company

Both units at Liaocheng (2x600MW) were taken over for commercial operation, meaning that all of the units at the four stations comprised within this joint venture are now operating.

After considerable negotiation, new tariffs have been approved by the State Price Bureau for Liaocheng and Heze II stations. The Shiheng stations have been operating for some years at stable tariffs. The financial results for 2004 have been materially affected by higher coal costs and the write-off of previously capitalised financing charges as a result of the re-financing of the project loans.

Affected by the tight coal supply situation in the Mainland, the four power stations operated by SZPC saw an increase in coal prices of about 40% in 2004. While the increase in costs is partly recovered by the new tariff approved for Liaocheng and Heze, the profit of SZPC was significantly affected.

SZPC has also successfully re-financed all of its foreign currency loans into RMB and USD loans which have lower costs, longer tenors and help manage foreign currency risk on the project.

Guizhou CLP Power Company Limited

Unit 1 of the 2x300MW Anshun II Power Station was taken over for commercial operation in March, with the second Unit following in November. Both units have already been operating at high dispatch levels and new tariffs have now been agreed and implemented.

The units are equipped with FGD equipment. This equipment gave rise to technical problems during commissioning. These have largely been overcome, but ways to further improve the performance of the FGD system are being evaluated.

Has CLP been able to capture the opportunities offered by the continued economic expansion and the demand for infrastructure development in China?

Ms. Vivian Lau
Chief Operating Officer,
Hong Kong Petrochemical Co. Ltd.
Business Customer

In our 2002 Annual Report, I advised that a combination of factors, including the availability of funding in the Mainland domestic capital markets, the perception of continuous growth in electricity demand and the newly established national generating companies competing for market share, might create a market in which bids were being made for assets at prices which did not properly reflect the risk involved over the long periods required to earn a meaningful return. I also commented on the underlying regulatory risks and tariff uncertainties. In these circumstances, CLP has been extremely selective in its choice of new investments in the Mainland. We have been prepared to slow the pace of investments, rather than compromise on their quality. The result may have been that we missed opportunities, but we also avoided pitfalls. The way that the Mainland's electricity sector has developed since 2001 suggests that our cautious approach has been the right one.

Andrew Brandler
Chief Executive Officer

not enter into substantial commitments on greenfield power projects in advance of necessary regulatory approvals. We do not believe that this is a risk which our shareholders would expect us to run;

- the potential for sharp swings in the electricity supply/demand balance on a regional or provincial basis, due to mismatches between electricity demand and the timing and volume of the introduction of new generating capacity; and
- domestic power producers, focused on market share, bidding for existing stations or pursuing greenfield opportunities on a basis which may not properly reflect the risks involved over the longer term and the need to earn meaningful returns on investments.



In this context, 2004 was characterised by limited development activity, save for the work being undertaken to obtain the regulatory approvals necessary for a 2x600MW greenfield project at Fangchenggang in Guangxi, in which CLP will hold a 70% interest. This project is now awaiting verification from the National Development and Reform Commission before work proceeds at site and equipment manufacture commences.

Two aspects of asset management were particularly challenging in 2004:

- Tariff management – approval and implementation of tariffs requires discussion and agreement with the authorities. However, all of the operating power stations are covered by tariff arrangements which have been approved and implemented; and
- Coal supply – generation was occasionally constrained by coal supply difficulties, most notably at Shandong. The overall effect on production was not material but higher coal costs affected the earnings from all the power stations in which CLP holds an interest.

This table summarises the status of these two issues at each of these power stations.

Station	**Approved Tariff* (fen/kWh)**	**Status of Tariff**	**Coal Sources**	**Coal Supply Status in 2004**
Shiheng I and II	41.0	Implemented	Shandong mines	Price increases of around 40% Some shortages, but not significant so far
Heze Liaocheng	36.0 36.0	Implemented	Shanxi mines	Price increases of around 40%
Yire Sanhe Panshan	41.2 33.4 36.5	Increased slightly due to coal price and implemented	Supplied by Shenhua from Shaanxi and Inner Mongolia	Adequate supply but around 12% increase in price, partially offset by tariff adjustment
Shenmu	29.5	Implemented	Local mines	Adequate supply but increasing prices
Huaiji	35.1	Implemented	N/A – hydro	N/A
Anshun II	25.0	Implemented	Guizhou local mines	Supply just adequate but some variations in quality. Price increases around 15%

* On-Grid tariff as at 31 December 2004. This relates to planned generation approved by the relevant authorities and paid by the power off-taker. Tariff for generation above the planned generation is lower. On-Grid tariff does not include transmission, distribution and other costs as paid by end-customers.



Chinese Mainland

Throughout 2004 we continued to promote excellence in project management and station operation in those assets in which we hold an interest. Overall those stations performed well, with good levels of availability and reliability.

Station	Rating (MW)	Generation (GWh)	Utilisation (%)	Availability (%)	Note
Shiheng	1,200	6,616	63	82	Generation similar to 2003
Heze	600	3,204	61	87	Generation higher than 2003 by 6%
Liaocheng	1,200	3,269	57	85	Units 1 and 2 started commercial operation in June and July 2004
Yire	400	2,566	73	95	Generation higher than 2003 by 8%
Sanhe	700	4,624	75	91	Generation higher than 2003 by 9%
Panshan	1,000	6,394	73	87	Generation higher than 2003 by 9%
Shenmu	200	1,671	95	96	Generation higher than 2003 by 7%
Huaiji	82	205	29	33	Utilisation and availability severely affected by low rainfall
Anshun II	600	3,261	78	82	Units 1 and 2 started generating in October 2003 and June 2004

Since 2002 when we acquired our interest in the Anshun II power station project, CLP has made only limited progress in sourcing new development projects and creating new partnerships in the Mainland's power sector. This remained so in 2004, reflecting our prudent approach to investment in additional generating assets in the Mainland. We considered this approach to be the right one to take in the long-term interests of our shareholders, given

- the continuing lack of transparency and predictability in the tariff setting process;
- uncertainties as to the project approval process. Unlike other competitors in the Mainland, CLP does

Yes. We benchmark all the links in the electricity supply chain, from generation right through to customer services.

On the generation side, we track operating costs per output and match ourselves against the top 10% of comparable U.S. utilities. Between 1999 and 2004 we reduced operating costs per output by 24.5% and were on a par with the top U.S. performers. We also engage an external consultant every 3 years to benchmark the productivity of our Black Point and Castle Peak Power Stations against comparable overseas plant. These studies measure electricity output per Full Time Equivalent (FTE). FTE is a measure of manpower which takes into account in-post staff, contractors, overtime etc. We use this measure because utilities have differing manpower structures, varying from only directly employed staff to a high proportion of outsourcing to contractors. The latest studies, in 2002, ranked Black Point and Castle Peak as a top performer and median performer respectively.



Betty Yuen
Managing Director,
CLP Power Hong Kong

We carry out benchmarking exercises on our transmission and distribution functions at about four-year intervals. We also conducted a benchmarking study in 2003 on customer services. These exercises analyse our performance on costs and service and compare this to benchmarked utilities in the U.S.A., Europe, U.K., Asia and Australia. The results of the most recent exercises are summarized below (the current plan is to complete the next benchmarking in 2007 for transmission and 2005 for distribution). They indicate that our Hong Kong electricity business is a cost-efficient performer with above average service levels in customer services, as well as in the operation and maintenance of its transmission and distribution activities.

Much of the present debate on the future of the Scheme of Control post-2008 has focused only on levels of return. The figures set out below indicate that a more balanced reflection is justified – one which takes proper account of the success of the SoC in promoting excellence in productivity, cost-control and service.

2000 Distribution Benchmarking


Higher
Composite Service Level
Lower
Australasia Average
World Average
North American & European Average
CLP
Higher
Lower
Total Overall Operations and Maintenance Cost Per Asset Base
Benchmarked utilities
Global or regional average

2003 Customer Services Benchmarking


Higher
Composite Service Level
Lower
European Average
Australia & New Zealand Average
World Average
North American Average
CLP
Higher
Lower
Total Overall Cost Per Customer
Benchmarked utilities
Global or regional average

Earnings

Earnings from the electricity business in Hong Kong are determined in accordance with the requirements of the SoC. Transfers required under the SoC totalled HK$296 million in 2004 and included:

- transfer to the Development Fund which represents the difference between the SoC profit and the permitted return;
- transfer from the special provision account which is to offset the amount of deferral premium charged to operating expenses as shown above; and
- transfer to the rate reduction reserve which represents a charge of 8% per annum on the sum of the average balances of the Development Fund and the special provision account.

Transfers under SoC

	2004 HK$M	2003 HK$M
To Development Fund	**(219)**	(572)
From special provision account	**176**	494
To rate reduction reserve	**(253)**	(287)
	(296)	(365)

The SoC earnings, including our share of CAPCO's net return, amounted to HK$6,788 million, an increase of 8.1% over last year. This resulted from the combined effect of ongoing investments in capital work programmes to meet new demand and to enhance services to customers and lower interest cost to shareholders. Profit from China sales was HK$90 million (2003: HK$82 million).


Has CLP conducted any detailed benchmarking study on the efficiency of its Hong Kong electricity business in terms of headcount productivity and operating costs?

Mr. Bill Laukka
Managing Director,
J.P. Morgan Securities (Asia Pacific) Ltd.

2001 Generation Benchmarking


Headcount per Output
10
20
30
40
50
60
70
Total FTEs per 100 Equivalent MW Installed
Black Point Power Station
Castle Peak Power Station
Comparable Overseas Gas Plant
Comparable Overseas Coal Plant

2003 Transmission Benchmarking


Higher
Composite Service Level
Lower
North American Average
Australasia Average
CLP
European Average
World Average
Higher
Lower
Total Overall Operations and Maintenance Cost Per Asset Base
Benchmarked utilities
Global or regional average

A breakdown of the unit sales growth by sector during 2004 is as follows:

	2004		Sales Increase/ (Decrease) over 2003	Average Annual Sales Change over 2000-2004
	Number of Customers '000	**Electricity Sales GWh**	%	%
Residential	**1,869**	**7,149**	(0.4)	2.1
Commercial	**180**	**11,086**	3.6	3.1
Infrastructure and Public Services	**75**	**7,564**	3.6	5.5
Manufacturing	**36**	**2,833**	(0.8)	(3.7)
Total local sales	**2,160**	**28,632**	2.1	2.6
Export sales	**–**	**3,087**	2.6	37.3
Total sales	**2,160**	**31,719**	2.2	4.2

Operating Expenses

Operating expenses, including finance costs and CAPCO's operating expenses and profit, increased by 1.8% to HK$19,874 million.

	2004 HK$M	2003 HK$M
Operating costs	**3,166**	2,817
Fuel	**3,482**	2,901
Purchases of nuclear electricity	**4,763**	5,134
Depreciation	**3,452**	3,439
Operating interest	**415**	459
	15,278	14,750
Deferral premium payment	**176**	494
CAPCO's profit before taxation[1]	**4,420**	4,278
	19,874	19,522

[1] This represents CAPCO's share of the SoC profit and China sales profit before taxation. It forms part of CLP Power Hong Kong's power purchase cost from CAPCO.

Operating costs increased by 12.4% to HK$3,166 million in 2004 primarily due to higher government rent and rates and disposal of obsolete fixed assets. Fuel expense rose 20.0% to HK$3,482 million. This was attributable to higher average fuel price and more units generated during the year. The average fuel cost was about HK¢13.84 per unit generated, HK¢1.64 per unit higher than in 2003. During the year, we also purchased 9,318GWh (2003: 10,069GWh) of nuclear power from GNPS under contracts covering 70% of its output for HK$4,763 million, a decrease of 7.2% compared to 2003. The reduction was due to extended outage period of GNPS. The decline in operating interest of HK$44 million was mainly due to lower average interest rates and lower loan balances after ongoing repayments of CAPCO's loans.

Deferral premium payment, representing the payment for the additional costs incurred by vendors for deferred delivery of the generating plants for Units 7 and 8 of the Black Point Power Station, amounted to HK$176 million in 2004. A special provision account has been set up to absorb this expense and was fully utilised by the end of 2004.




Transporting, lifting and installing an exhaust duct at Black Point Power Station

In 2004 we continued with the planning of two major investments concerning our generating business.

The first of these is a package of emissions reduction measures for our coal-fired plant at Castle Peak, of which the retrofit of flue gas desulphurisation (FGD) would be the largest component. This will be a major investment, involving substantial expenditure over several years, which is necessary to allow the continued operation of Castle Peak to the latest environmental standards and to maintain coal as part of our diversified fuel mix. Our proposals in this respect were submitted to Government as part of our 2005 Financial Plan and Government approval is awaited.

The second of these projects is the development of the infrastructure needed to assure the availability of natural gas in Hong Kong, including building a LNG receiving and storage terminal for our use by early next decade. Work has started on matters such as site selection and on liaison with Government as to the environmental, risk assessment and other procedures which need to be incorporated into our planning.

The level of electricity sales, capital investment and careful management of operating costs translated into a good financial performance in 2004 from our Hong Kong electricity business.

	2004 HK$M	2003 HK$M
SoC revenue	**26,773**	25,739
Operating expenses	**(19,874)**	(19,522)
Profit before taxation	**6,899**	6,217
Taxation and Profit on China sales	**(1,240)**	(957)
Transfers under SoC	**(296)**	(365)
	5,363	4,895
Share of CAPCO's net return	**1,425**	1,386
SoC earnings	**6,788**	6,281
Earnings from China Sales	**90**	82
Fixed Assets and Investment		
– SoC Fixed assets (CLP Power Hong Kong)	**42,415**	39,258
– Investment in CAPCO	**6,296**	5,983



Breakthrough at the Chi Ma Wan tunnel on the South Lantau to Cheung Chau 132kV cable project

Electricity Sales

Our total electricity unit sales for 2004, including those to the Chinese mainland, grew 2.2% to 31,719GWh. As there was no tariff increase during the year, the increase in turnover by 4.0% to HK$26,773 million was mainly due to fuel clause adjustment as a result of higher composite fuel price.

Local electricity sales recorded moderate growth of 2.1% to 28,632GWh. Sales were affected by the weather, which on average was cooler compared to 2003. The Commercial sector registered a rebound with 3.6% growth in sales, reflecting the economic recovery. Sales to the Infrastructure and Public Services sector also increased by 3.6%, attributable in part to the new railway infrastructure. The Residential sector recorded marginal decline of 0.4%. The decline in sales to the Manufacturing sector slowed down as a result of improved export performance.

Sales to the Chinese mainland increased by 2.6% to 3,087GWh and comprised 2,200GWh sold to Guangdong Guang-Dian Power Grid Group Company Limited and 887GWh to the Shekou Industrial Zone. The export sales assist Guangdong to meet its electricity demand and provide additional revenue that will offset costs for our Hong Kong customers. They also contribute to shareholder earnings because the profits from such sales are allocated on an 80/20 basis between customers and shareholders.

In 2004 we continued to improve our efficiency through developments such as:

- a 400kV Gas Insulated Switchgear upgrade, which both improved reliability and reduced maintenance requirements;
- enhanced operation practices, filter performance and control and sequence optimisation at Black Point Power Station – improving gas turbine efficiency and plant performance;
- a Boiler Optimisation System for all Castle Peak "B" units which raised boiler efficiency and reduced NO_x emissions;
- ongoing roll-out of our Enterprise Work Management Systems which streamline work processes, allow better understanding of asset costs and enhance the management of assets over their full life cycle;
- the first full-year operation of our new Customer Care and Marketing System which supports the entire end-to-end service operations for customers, ranging from supply applications, meter reading and billing through to payment follow-up;
- opening our new training school at Shatin, which is equipped with the most up-to-date power systems equipment, simulators and other resources to provide an effective environment to train our workforce; and
- enhanced information technology through systems enhancements in call centre and customer service processes.

The overall strength of the management of our Hong Kong electricity business was recognised when CLP Power was named Overall Winner of the Hong Kong Management Association Quality Award 2004.

More information about our operational performance in 2004, including on tariffs and reliability, is set out in the "CLP and its Customers" section of this Annual Report.

Present demand for electricity can only be met by past investment. CLP's policy of prudent and continuing investment, backed by certainty in the regulatory regime which enables those investments to be made and reasonable returns to be earned by our investors, continued to ensure in 2004 that Hong Kong has an



electricity infrastructure which meets the needs of our community.

Such investment is ongoing. During 2004, in order to enhance plant performance, supply quality and reliability, as well as to provide for demand created by new residential and infrastructure development projects in our supply area, CLP and CAPCO carried out a capital works programme amounting to HK$7 billion. Major projects included the continued construction of Black Point Units 7 and 8 through CAPCO, establishment of substations (such as at San Shek Wan, Shan Mong Road and Tsing Yi Road), the laying of 3x132kV submarine cables between Lantau and Cheung Chau and the replacement of 132kV Oil Filled Cable by more environmentally friendly XLPE Cable.

A large scale project at Castle Peak Power Station saw the installation of two new Continuous Shipment Unloaders (to replace the previous Grab Unloaders). This fast track project took less than 21 months from contract award to commercial operation and improves coal unloading capacity by more than 15%. The new unloaders also reduce coal spillage and, thereby, the environmental impact of coal unloading.

In addition to such major projects we make ongoing investments in replacing or extending our system to meet demand. These, whilst they might be regarded as routine, are nonetheless on a significant scale. For example, on any typical working day we lay about 2 km of distribution cable and install one new substation.



Hong Kong

Hong Kong's economic recovery was reflected in high electricity maximum demand in 2004 and, most dramatically, on 2 July 2004 when our local demand reached a historical peak of 6,329MW. This represented an increase of 7.7% from the previous maximum demand of 5,874MW recorded in summer 2003. This was the highest year-on-year increase in maximum demand since 1989. Local electricity sales for 2004 increased at a modest rate of 2.1% compared to 2003.

Managing such increases in maximum demand requires the elements of our Hong Kong electricity business, be it generation, transmission and distribution, to be operating to high standards of reliability, adequacy and availability. In 2004, despite the challenges imposed by these sharp increases in demand, electricity supplies were maintained at the customary high levels – a tribute to the expertise and dedication of our staff and the quality of our electricity infrastructure.

On the generating side, the increase in maximum demand compared to 2003 was 455MW, the equivalent to almost one-quarter of the current generating capacity at Black Point Power Station. On an overall basis, our reserve margin of generating capacity (that is to say the relationship between the total installed capacity available to serve our Hong Kong consumers and the highest past demand for electricity from those consumers) fell from 40.7% to 30.6%. Our plant responded well to a challenging year, with availability at 88.4%, although this was lower than the 90.7% achieved in 2003 because of an increase in major planned preventative maintenance within our power stations.

Our transmission and distribution network coped well, notably when, in June, a period of hot and humid weather contributed to significant incremental load increases of up to 38% in some residential areas, particularly over the evening periods. Despite this, 2004 saw the best level of supply reliability we have ever achieved.

CLP continued to work hard to make the most productive and effective use of our people, infrastructure and systems. Our record in tariff management and supply reliability is a clear measure of our performance in this respect, as is our productivity which, in terms of electricity output per employee, has increased by 127% over the past 10 years.

Earnings Attributable to Shareholders

	2004		2003		Increase
	HK$M	**HK$M**	HK$M	HK$M	%
SoC earnings		**6,788**		6,281	8.1
Non-SoC operating earnings					
GNPJVC and PSDC	**727**		763		
Other power projects in Chinese mainland	**106**		172		
Power projects in Chinese mainland	**833**		935		
Power projects in Asia-Pacific region	**824**		710		
Sales to Chinese mainland	**90**		82		
Electricity-related activities	**(76)**		(127)		
		1,671		1,600	4.4
Unallocated net finance costs		**(61)**		(63)	
Unallocated Group expenses		**(157)**		(371)	
Total operating earnings		**8,241**		7,447	10.7
Hok Un redevelopment profit/ property disposal gain		**373**		240	
Group earnings attributable to shareholders		**8,614**		7,687	12.1
Weighted average number of shares in issue, million shares		**2,408.25**		2,408.25	
Earnings per share, HK$					
Including Hok Un redevelopment profit/ property disposal gain		**3.58**		3.19	12.1
Excluding Hok Un redevelopment profit/ property disposal gain		**3.42**		3.09	10.7

Recently Issued Accounting Standards

The Hong Kong Institute of Certified Public Accountants has issued a number of new and revised Hong Kong Financial Reporting Standards (HKFRSs) and Hong Kong Accounting Standards (HKASs) (which are collectively referred to as "new HKFRSs"). These are effective for accounting periods beginning on or after 1 January 2005. Initial assessment has indicated that the adoption of the new HKFRSs in 2005 would not have a significant impact on the Group's results of operations and financial position. Two accounting standards of particular importance, namely HKFRS 3 – Business Combination and HKAS 39 – Financial Instruments: Recognition and Measurement, are discussed further in this Report in the "Group's Financial Position" and "Risk Management" sections respectively. The Group will be continuing with the assessment of the impact of the new HKFRSs. Other significant changes may be identified as a result.

In reviewing our financial results, readers may find it helpful to refer to the "CLP Group's Financial Results and Position at a Glance" chart on page 34. This includes an abridged profit and loss account.

Turnover increased by 9.0% to HK$30,784 million, mainly due to higher fuel clause charge for our electricity sales in Hong Kong and the incorporation of the first full year revenue of Yallourn Energy and GPEC after each became a subsidiary of the Group in April and June 2003 respectively.

The Group's expenses increased by HK$1,258 million to HK$22,894 million. The impact arising from the consolidation of the full year expenses of Yallourn Energy and GPEC in 2004 is summarised as follows:

	2004			2003		
	Yallourn Energy and GPEC HK$M	**Hong Kong Operations and Others HK$M**	**Total HK$M**	Yallourn Energy and GPEC HK$M	Hong Kong Operations and Others HK$M	Total HK$M
Purchase of electricity	**–**	**16,055**	**16,055**	–	15,873	15,873
Staff expenses	**216**	**1,068**	**1,284**	146	1,011	1,157
Fuel and other operating costs	**1,698**	**1,328**	**3,026**	800	1,449	2,249
Depreciation	**647**	**1,882**	**2,529**	372	1,985	2,357
	2,561	**20,333**	**22,894**	1,318	20,318	21,636

In 2004, the Group recorded a capital gain of HK$214 million from the sale of a former substation site at Castle Peak Road, Hong Kong. Share of pre-tax profits from Hok Un, jointly controlled entities and associated companies during the year decreased by HK$188 million to HK$3,604 million. Details about the contributions from these activities are further discussed under the MD&A of each business stream.

The net effect of the above changes in turnover, expenses, capital gain and share of affiliates' profits resulted in an increase in the Group's profit before financing and taxation of HK$1,304 million to HK$11,708 million.

The Group's net finance costs were HK$983 million, an increase of HK$343 million as compared to 2003 and was also in part attributable to full year interest expense and write-off of previously capitalised facility fee of Yallourn Energy.

The Group's effective tax rate for the year was 16.9% compared to 17.5% in 2003. The decrease in the effective tax rate was principally due to reduced dividend tax provision in GPEC.

Earnings

The Group achieved appreciable earnings growth in 2004, with total operating earnings increased by 10.7% to HK$8,241 million. The Hong Kong electricity business continued to provide stable earnings growth, with earnings increased by 8.1% to HK$6,788 million. Earnings from other activities, primarily from our electricity businesses in the Chinese mainland and other Asia-Pacific region, were HK$1,671 million, an increase of 4.4%. Our overseas power projects and investments delivered meaningful contributions to overall Group profits, despite the current year earnings being adversely affected by higher coal costs and write-off of financing charges as a result of re-financing of project loans.

Total earnings, which include Hok Un redevelopment profit and property disposal gain, grew by 12.1% to HK$8,614 million. The increase in contribution from property business was largely due to the sale of a former substation site at Castle Peak Road.

Exploiting synergies across business streams – certain aspects of our activities, such as relationship management, may demand specific local expertise. However, many of our skills, for example, in project management and engineering excellence, are relevant to our electricity activities wherever these are carried out. In 2004, we worked to make better use of these synergies by deploying the skills across the Group, rather than containing them within individual business units. Examples of this included the close liaison between our business units in areas such as corporate governance, insurance, coal and gas procurement, as well as the exchange of expertise in transmission engineering (where a team of CLP engineers from Hong Kong visited our Indian partners) and in power generation (where we have provided technical assistance to Mainland partners on combined cycle power plant construction).


Corporate Governance - Our Shared Commitment

Implementing the CLP Value Framework – the tone of our business and the corporate culture we require must be set by Group leadership and vigorously promoted throughout all our businesses. We attach a great deal of importance to the implementation of our value framework "From Vision to Reality". Examples of this in 2004 included the issue of the CLP Group's "Manifesto on Air Quality and Climate Change" where, in line with our corporate value of responsible management of the impact of our business on the environment, we committed to a series of specific actions intended to improve our performance in managing air emissions from our generating activities. Our value framework also embraces a determination to strive for good corporate governance. This requires the dedication and support of all our Management and staff in ensuring that checks and balances are in place, internal controls effectively applied and that the honesty and integrity of corporate information is always maintained. We were encouraged by the commendations which we received during 2004 from investors, professional associations and market commentators for our efforts in this respect.

The effective oversight of the Group's activities in 2004, combined with the efforts made by Management and staff at project and investment level, is demonstrated by the Group's consolidated financial results. Contributions of the Group's principal activities to the consolidated turnover and profit/loss before financing and taxation are as follows:

	Turnover		**Profit/(Loss) Before Financing and Taxation**[1]	
	2004 HK$M	2003 HK$M	**2004 HK$M**	2003 HK$M
Electricity business in Hong Kong	**26,773**	25,739	**8,826**	8,027
Electricity business in Chinese mainland[2]	**–**	–	**1,013**	1,145
Electricity business in Asia-Pacific region	**3,814**	2,310	**1,695**	1,415
Electricity-related activities	**193**	196	**331**	188
Unallocated Group items	**4**	3	**(157)**	(371)
	30,784	28,248	**11,708**	10,404

[1] Profit/(Loss) Before Financing and Taxation is stated after taking into account the Group's share of profits less losses of jointly controlled entities and associated companies.

[2] The income from this business is derived from joint ventures. In accordance with generally accepted accounting principles in Hong Kong, their revenues are not consolidated in the Group's turnover.



CLP Group

In this year's Management's Discussion and Analysis (MD&A) we have consolidated the discussion of operational performance with that of our financial performance – to explain better how the successes and setbacks in running our business flow through to the financial results and the creation of value for our shareholders.

We start by setting out the overall performance of the Group and then explain how our individual business streams, namely our electricity businesses in Hong Kong, Chinese mainland and the Asia-Pacific region and, on a smaller scale, our electricity-related activities in Hong Kong, have each contributed to that Group performance.

The Group's focus in 2004 has been the same as in previous years; overseeing the implementation of CLP's business strategy and the responsible stewardship of the Group's assets and investments.

There were a number of dimensions to this.

Group Strategy – the progress made in enhancing our core Hong Kong electricity business and in developing our portfolio of electricity businesses in the Mainland and the Asia-Pacific region is more fully described on pages 18 to 31 and can be readily measured by the meaningful contribution made by these businesses to the Group's consolidated earnings in 2004.

Effective management of stakeholder relationships – in this Annual Report we explain the efforts made by the Group to establish and maintain the trust and confidence of those stakeholders on whose continuing support we rely, including our employees, shareholders, customers and the communities we serve.

Enhanced organisational strength and people capabilities – during the year we moved further towards a Group-based functional structure, rather than one based on separate business units and legal entities. Functions such as finance, human resources, public affairs and environmental affairs are now managed and operated on a Group-wide basis. Our Management Development and Succession Planning is also centrally controlled, with a view to ensuring that our best human resources talent is identified, and their skills applied to optimum effect throughout the Group.

Assets/Investments

Hong Kong

Investments	Equity Interest	Description
❶ **CLP Power Hong Kong Limited (CLP Power Hong Kong)**	100%	CLP Power Hong Kong owns and operates the transmission and distribution system, covering a supply area of approximately 1,000 sq. km and which includes: • 554 km of 400kV lines; • 1,137 km of 132kV lines; • 301 km of 33kV lines; • 9,963 km of 11kV lines; • 54,611 MVA transformers; • 202 primary substations in operation; and • 12,215 secondary substations in operation.
❷ **Castle Peak Power Company Limited (CAPCO), 6,283 megawatts (MW) of installed generating capacity**	40%	CAPCO owns: **Black Point Power Station (2,500MW, when completed)** • Gas-fired power station (with distillate as back-up) comprising eight combined cycle turbines of 312.5MW each. • Six units in operation, plus two units to be commissioned in 2005 and 2006 respectively. **Castle Peak Power Station (4,108MW)** • Commissioned between 1982 and 1990. • One of the world's largest coal-fired power station complexes, comprising eight units ranging from 350MW to 677MW. • Two of the 677MW units are capable of burning gas as backup fuel. All units can burn oil as a backup fuel. **Penny's Bay Power Station (300MW)** • Three diesel oil-fired units of 100MW each, commissioned in 1992.

Note: CLP Power Hong Kong operates CAPCO's power stations and purchases its power from CAPCO and Guangdong Daya Bay Nuclear Power Station. These sources of power, together with CLP's right to use 50% of the capacity of Phase 1 of the Guangzhou Pumped Storage Power Station, amount to a total installed capacity of 8,263MW.

Chinese Mainland

Investments Gross/Equity MW	Equity Interest	Description
❸ **CLP Guohua Power Company Limited (CLP Guohua) 2,100/630MW**	49%	CLP Guohua holds interests in three coal-fired power stations, namely Beijing Yire in Beijing (北京), Panshan in Tianjin (天津), and Sanhe in Hebei (河北), with a combined installed capacity of 2,100MW.
❹ **CLP Guohua Shenmu Power Company Limited (Shenmu) 200/98MW**	49%	Shenmu Power Station, in Shaanxi (陝西), has two 100MW coal-fired units.
❺ **Guizhou CLP Power Company Limited (Guizhou CLP Power) 600/420MW**	70%	Guizhou CLP Power owns and operates two 300MW coal-fired generating units which supply the Guizhou (貴州) power grid and, indirectly, Guangdong Province (廣東省).

Chinese Mainland

Investments Gross/Equity MW	Equity Interest	Description
❻ **Shandong Zhonghua Power Company, Ltd. (SZPC) 3,000/882MW**	29.4%	SZPC owns four coal-fired power stations, Shiheng I and II (totalling 1,200MW), Liaocheng (1,200MW) and Heze II (600MW), in Shandong Province (山東省).
❼ **Guangdong Nuclear Power Joint Venture Company, Limited (GNPJVC) 1,968/492MW**	25%	GNPJVC was established in 1985 to construct and operate Guangdong Daya Bay Nuclear Power Station (GNPS) at Daya Bay (大亞灣). GNPS is equipped with two 984MW Pressurised Water Reactors for which the majority of the equipment was imported from France and the United Kingdom. 70% of electricity generated is supplied to Hong Kong, with the remaining 30% sold to Guangdong.
❽ **Hong Kong Pumped Storage Development Company, Limited (PSDC) 1,200/600MW**	49%	CLP has the right to use half of the 1,200MW pumped storage capacity of Phase I of the Guangzhou Pumped Storage Power Station until 2034.
❾ **Huaiji Power Project (Huaiji) 98/41MW**	41.5%	Eight small hydro power stations in Huaiji (懷集), Guangdong are in operation, with one under construction, amounting to a total of 98MW.
❿ **HNEEP-CLP Changdao Wind Power Co., Ltd. (Changdao Wind Power) 27/12MW**	45%	Changdao Wind Power was established in 2004 to develop a 27MW wind power project on Changdao Island (長島) to supply power to Shandong Province.

Asia-Pacific Region

Investments Gross/Equity MW	Equity Interest	Description
⑪ **Gujarat Paguthan Energy Corporation Private Limited (GPEC), India 655MW**	100%	GPEC owns and operates a 655MW gas-fired combined cycle power station in Gujarat, India.
⑫ **Ho-Ping Power Company (Ho-Ping), Taiwan 1,320/528MW**	40%	Ho-Ping owns a 1,320MW coal-fired power station at Ho-Ping, Taiwan, which started operations in 2002. Operation is by a separate joint venture, with the same shareholdings as Ho-Ping, but with CLP management leadership.
⑬ **Electricity Generating Public Company Limited (EGCO), Thailand 3,014/541MW**	22.4%	EGCO operates two gas-fired combined cycle power stations in Thailand (2,056MW). It has also invested in a number of small power projects in Thailand and the Philippines, totalling 958MW.
⑭ **BLCP Power Limited (BLCP), Thailand 1,434/717MW**	50%	BLCP is the developer of a 1,434MW coal-fired power station now under construction at Map Ta Phut, Thailand. CLP is responsible for construction management and is the major shareholder in the operating company.
⑮ **Yallourn Energy Pty Limited (Yallourn Energy), Australia 1,480MW**	100%	Yallourn Energy owns and operates a 1,480MW coal-fired plant and a dedicated coal mine in Victoria, Australia.

The CLP Group's Structure & Partnerships



CLP Holdings
Hong Kong Nuclear Investment Company Ltd. 100%
CLP Power Hong Kong Ltd. 100%
CLP Power Asia Ltd. 100%
GNPJVC
CLP 25%
75%
CAPCO
CLP 40%
60%
PSDC
CLP 49%
CLP Power China Ltd. 100%
CLP Power International Ltd. 100%
CLP Guohua
CLP 49%
51%
Yallourn Energy
CLP 100%
SZPC
CLP 29.4%
GPEC
CLP 100%
Guizhou CLP Power
CLP 70%
Ho-Ping
CLP 40%
60%
Huaiji
CLP 41.5%
EGCO
CLP 22.42%
Changdao Wind Power
CLP 45%
BLCP
CLP 50%
50%

Assets/Investments


China
3 CLP Guohua
Shenmu 4
SZPC 6
10 Changdao Wind Power
Guizhou CLP Power 5
12 Ho-Ping
India
Taiwan
11 GPEC
EGCO 13
BLCP 14
7 GNPJVC
8 PSDC
9 Huaiji
Thailand
Shenzhen – China
2 Black Point
New Territories
1 CLP Power Hong Kong
Castle Peak 2
2 Penny's Bay
Lantau Island
Hong Kong Island
Australia
Yallourn Energy
15



Business Strategy

CLP follows a clear and consistent strategy to realise our vision of being a leading investor-operator in the Asia-Pacific electricity power sector.

The two pillars of this strategy will already be well-known to our shareholders, namely to

- continuously enhance our Hong Kong electricity business; and
- develop our portfolio of electricity businesses in the Chinese mainland and the Asia-Pacific region.

This strategic direction was formally laid down in 1999. Having regard to subsequent experience and changing circumstances, in early 2004 the Board reviewed that strategy, the progress made by the CLP Group and how we might position ourselves to take best advantage of the business environment through which we would be moving in coming years.

This review endorsed the current strategy and emphasised a number of implementation issues which need to be effectively managed to support the achievement of our strategy. These include

- maintaining a prudent financial structure ahead of regulatory clarity for the Hong Kong electricity business;
- progress towards building self-financing businesses in China and Asia-Pacific and accessing local capital markets;
- visible, meaningful and continual improvement on environmental issues;
- continued operational excellence;
- strengthened broad-based relationship management, both locally and internationally, at senior levels to enhance reputation and brand;
- a disciplined investment approach in selected markets while maintaining flexibility for opportunistic investments;
- exiting from CLP's residual multi-utility investments;
- adopting a stronger matrix management system to improve organizational effectiveness across the Group; and
- further developing internal competencies and controlling internal costs.

Because of the importance to the CLP Group as a whole of earnings from the Hong Kong electricity business, we expect to revisit the Group's strategy once we have clarity on the post-2008 regulatory regime for this business, most likely in a 2005/2006 timeframe.


The main businesses of CLP comprise electricity generation and distribution, provision of electricity consultative services and property. Will the Company explore some other types of businesses which will be totally different from those aforementioned?
Mr. Ho Wai Ip
Cook, CLP Power Hong Kong
CLP's core strengths and capabilities are in the electricity industry. For the foreseeable future, I do not expect our strategy to move away from a focus on the electricity business or to involve investments outside the Asia-Pacific region.
Andrew Brandler
Chief Executive Officer

Who are we, What do we do?

In this Annual Report we explain our progress in the past year in implementing our strategy, as well as the steps we have taken, and intend to take, to drive CLP forward to realise our strategic vision.



Andrew Brandler
Chief Executive Officer

CLP's Participation in the Debate on our Industry

CLP and its shareholders support a reasoned debate on the future regulation of our Hong Kong electricity business and the close scrutiny of our activities that this involves. A better understanding of our performance, the needs of our industry and of our stakeholders can contribute to establishing a regulatory regime after 2008 which matches the durability and fairness of the SoC.

We do have concerns as to whether the consultation process, associated political debate and Government response will give rise to fair and balanced reflection on the long-term needs and issues which must be addressed. Those of our shareholders resident in Hong Kong will be familiar with issues in the past year such as the Hung Hom Peninsula redevelopment, West Kowloon cultural centre development, the Harbour reclamation and the "Link" real estate investment trust listing. None of these issues was of such lasting importance to every member of our community as that of the regulatory regime required to ensure the provision of an adequate and reliable electricity supply. However, and irrespective of whether one agreed with the eventual outcome reached on these recent issues, the decision-making processes, whether judged in terms of structure, predictability or balance, fell short of the standards for which either the Hong Kong Government or our community might have wished.

I hope that the discussion and decision-making process on the post-2008 electricity regulatory framework will be of a quality and objectiveness which reflects the importance of the issues at stake. I believe it will – and the clear and tangible merits of the present regulatory regime and CLP's standing as a competent, responsible and responsive operator are powerful arguments in favour of a regime on the lines of the present SoC.

In my Chairman's Statement in last year's Annual Report I promised shareholders that, in the debate on our industry, CLP would be a strong voice against any regulatory change which puts in doubt our ability to continue to provide a first-class service to the community and fails to allow our shareholders to make a proper return on the investment which they have made in providing the necessary infrastructure. Conversely, we would be a strong voice in supporting any regulatory regime which maintains and builds upon our past and current achievements and respects the interests of all concerned, including shareholders and customers.

We are making good on this promise.

With your support, I am confident that our voice will be heard and that the strength of our Hong Kong electricity business, combined with further progress in our activities in the Mainland and elsewhere, will carry CLP forward to realise its vision of being a leading investor-operator in the Asia-Pacific electric power sector.

The Hon. Michael D. Kadoorie
Hong Kong, 28 February 2005

Electricity Tariffs and CLP's Profits



Todate, the public and political comments made in the consultation process have focused only on two issues – electricity tariffs and CLP's level of return. It is natural that these should be matters of close scrutiny. CLP welcomes informed discussion on these, just as much as on other aspects of Hong Kong's electricity service. We have explained in our public discussion and in our briefing that our tariffs are reasonable and affordable and that our returns are fair.

However, what must not be forgotten is that tariffs and returns are only two of the issues which must be considered; they cannot be examined in isolation from the other qualities which our community needs and demands from its electricity supply. Hong Kong enjoys an electricity supply, which is world-class when compared to electric utilities elsewhere, because its customers pay fair prices and investors earn reasonable returns. It might be possible for our society to have lower reliability and a second-class electricity network in return for lower prices. That is not the choice Hong Kong has made; nor is it the choice we should make if we want to preserve the quality of our infrastructure which is one of Hong Kong's competitive advantages.

The Future

The achievements made under the SoC are such that Hong Kong may take the excellence of its electricity supply for granted and feel that there is no longer any need to continue such an arrangement – that somehow the SoC 'has done its job'. This would be a dangerous conclusion to draw.

Providing an electricity supply which meets our society's needs and making timely investment to meet future needs is an unceasing task. The post-2008 regulatory regime must both preserve the achievements of the past and promote the substantial investment and commitments which will need to be made in the coming years, such as:

- Meeting forecast growth in electricity demand of 2% to 3% per annum (including bringing on additional generating capacity to meet this growth);
- Bringing liquefied natural gas (LNG) to Hong Kong, involving the provision of the necessary infrastructure such as a receiving and storage terminal and a long-term commitment to gas supply agreements;
- Large-scale investment in emissions reduction plant and equipment to improve environmental performance;
- Adding substations at the rate of seven per week and over 800 km of transmission line over the next decade; and
- Strengthening customer services to respond to an expected rise in our customer base to 2.6 million accounts and a doubling in daily enquiries by 2014.

The post-2008 regulatory regime must recognise and enable these investments to be made – if it does not, the consequences may not be immediately apparent, but the long-term effects will be severe. Experience worldwide has shown that problems of adequacy or reliability in the energy and infrastructure fields are often the result of under-investment over a number of years; that a significant period elapses before those problems become evident, that these then take a long time to fix and at considerable cost to society.

Planning and investment in the electricity business is long-term in nature, with considerable lead-times for projects to move from conception to completion. Decisions about the regulation of our industry must take this into account.

- CLP's shareholders – the 22,000 shareholders (representing many thousands more with a beneficial or other interest in our shares) who, on the basis of their trust and confidence in Hong Kong, a fair regulatory system and CLP itself, have an investment currently in excess of HK$100 billion in our company;
- CLP's longstanding partner – ExxonMobil, the owner of a 60% interest in the power stations in Hong Kong operated by CLP. ExxonMobil is the largest U.S. investor in Hong Kong and over the past 40 years has shown an unwavering commitment to investment in electricity generation on the basis of a balanced and stable regulatory regime; and
- CLP's lenders – the providers of HK$18 billion of funds to enable the infrastructure to be built which powers our society today and into the future. Together with our shareholders, they have financed that infrastructure through private sector investment alone – no call for funds or subsidies, direct or indirect, has ever been made on Government and taxpayers.

It is to be expected that, in expressing their views on the future of our industry, particular stakeholders may look to what they perceive as their own immediate interests. It is CLP's responsibility to emphasise and explain the balance of all those interests which must ultimately be achieved and respected.

Quality

In this Annual Report and in our brief of 1 February 2005 we demonstrate how, within a stable and fair regulatory system in the shape of the SoC, competently administered by Government and responsibly operated by CLP we have provided the people of Kowloon and the New Territories with an electricity service characterised by the qualities set out below. There seems to be a perception that regulation in the form of the SoC is in some way outdated or old-fashioned. This is not so – this Annual Report highlights the measurable achievements of recent years alone:

High reliability	Reliability, in terms of unplanned customer minutes lost, is world-class and in 2004 reached its best level yet. Unplanned supply interruptions are less than 1/10th of those in an average U.S. urban area.
Reasonable and affordable tariffs	Tariffs have been frozen since 1998 and decreased in real terms by 37% since 1983. On average, electricity represents less than 2% of monthly household expenditure.
High productivity and efficiency	Productivity, measured by electricity output per employee, has risen 127% in the past 10 years.
Good customer service	Customer satisfaction, as measured by independent survey, has reached its highest level during the past two years and is amongst the best of the major utilities in the Asia-Pacific region.
Environmental responsibility	Total air emissions from our power stations in 2004 were lower than in 1990, despite an increase of about 65% in local electricity sales.
Sustained private sector investment	As at the end of 2004, CLP and our partners ExxonMobil have invested HK$70 billion in our electricity system.

Although in recent times, Hong Kong has not seen the tremendous economic growth (with corresponding increases in electricity demand) of the 1960's and 1970's, our society, which is increasingly sophisticated and demanding, continues to require constant excellence and improvement in the provision of its public services, such as that achieved by CLP under the SoC. Our community's expectations of its public service providers and intolerance of any shortcomings in those services are extremely high, to the point where considerable criticism is generated for problems or difficulties which might well pass unnoticed elsewhere in the world.

The SoC regulates every significant aspect of CLP's business of supplying electricity in Kowloon and the New Territories.

The current Scheme of Control Agreement took effect on 1 October 1993 and will expire on 30 September 2008. The Agreement provides that, during the three years prior to that date, CLP and Government will institute discussions regarding revision and extension of the SoC with a view to agreeing mutually acceptable terms and conditions.

On 31 January 2005, Government launched a process of public consultation on the future regulation of Hong Kong's electricity industry. The consultation is to be in two phases – the first, which will end on 30 April 2005, solicits the public's views on options for the future development of Hong Kong's electricity market after 2008, whilst the second phase will consult the public on Government's proposals for the post-2008 regulatory framework.


Presentation Ceremony

On 1 February 2005, I wrote to all shareholders outlining CLP's position on the future regulation of our business. I invited shareholders to make their views known to Government in this consultation process. A much fuller account of the Company's perspective is set out in our brief "A World Class Electricity Supply for a World Class City – Powering Hong Kong's Future" which is available on our website at www.clpgroup.com or by writing to the Company Secretary at our Head Office, 147 Argyle Street, Kowloon, Hong Kong.

There is a great deal at stake for CLP and its shareholders in the outcome of Government's review of the future regulatory regime. There is also a great deal at stake for Hong Kong as a whole – the continued provision of a quality electricity supply at reasonable cost is essential for our community's social and economic well-being.

For this reason, in this Chairman's Statement I wish to reinforce the key messages that I and my colleagues have already contributed to the public discussion on our industry, as well as to pick up on some of the points that have been raised since the consultation process started last month.

Balance

The SoC has been a durable and successful system of regulation because it recognises and promotes the balance of the interests of all the stakeholders in Hong Kong's electricity sector:

- 2.2 million customers – who are entitled to receive a high quality of electricity supply and excellent customer service in return for reasonable tariffs;
- 5.5 million citizens in our supply area – who depend upon a reliable, adequate and environmentally responsible electricity supply;
- The Hong Kong Government (including the administration and legislators alike) – who must be satisfied that a regulatory regime is in place which supports their duty to the people of the SAR to ensure the efficient and effective provision of an essential public service;
- CLP's employees – the "people capital" without which our electricity system cannot function. The skills of our present 3,900 employees must be retained in Hong Kong to serve our community. A durable and balanced regulatory system enables our industry to attract, train and retain future employees to serve that community in the years ahead;

Although in recent years our policy of investment in both the Mainland and the Asia-Pacific region has led to diversification in the source of our earnings, the revenues from our Hong Kong electricity business continue to represent by far the largest part of the CLP Group's total earnings. In 2004, the Hong Kong business generated 80% of the Group's operating earnings before deduction of unallocated expenses. Hong Kong has also remained the primary focus of our investments, with 64% of the Group's total assets being located within the Special Administrative Region (SAR).



Scheme of Control (SoC) and Non-SoC Operating Earnings

(excluding property profits and unallocated costs)



2002
HK$M
6,812
15%
85%
2003
HK$M
7,881
20%
80%
2004
HK$M
8,459
20%
80%

	2002 HK$M	2003 HK$M	2004 HK$M
■ SoC	5,814	6,281	**6,788**
☐ Non-SoC	998	1,600	**1,671**

These figures underline the importance to the Company and its shareholders of the Hong Kong electricity business and of the nature of the regulatory regime to which that business is subject.

Post-2008 Hong Kong Electricity Business Regulatory Regime

Since 1964, this business has been regulated by the Hong Kong Government under a Scheme of Control (SoC), which has remained largely unchanged over that period. Although many of our shareholders will be familiar with the central provisions of the SoC, it may be helpful if I briefly recap these:

- Profits – CLP's annual profits are capped at an amount equal to 13.5% of average net fixed assets (15% for assets acquired by using shareholders' funds) less some deductions – a net return. For reference, in 2004 CLP's net return was 13.05% on those assets;

- Tariffs – periodically approved by Government under financial reviews and reviewed annually by the Government under tariff reviews;

- Financial and Operating Performance – reviewed by Government in annual auditing reviews;

- Investment – CLP is obliged to contribute to Hong Kong's development by providing facilities to meet the future demand for electricity. Government approves all capital expenditure before it is made and scrutinises it afterwards;

- Service Quality – in return for recognising CLP and its shareholders' rights to earn a reasonable return, Government must be assured that service to the consuming public is adequate to meet demand, efficient and of high quality and is provided at the lowest reasonable cost; and

- Environment – CLP will make continuing efforts to improve its environmental performance and promote efficient energy use, as well as work closely with Government in its efforts in reducing emissions and exploring renewable energy sources.


Providing our society with an
electricity supply which meets its
present needs and making timely
investment to meet future needs is
an unceasing task.
The Hon. Michael D. Kadoorie

Dear Shareholders,

On behalf of your Board, I am pleased to report that, during the year to 31 December 2004, CLP continued to deliver a solid financial and operational performance.

Year 2004 Results

In 2004, the operating earnings of the Group increased by 10.7% to HK$8,241 million. Earnings from our Hong Kong electricity business increased 8.1% to HK$6,788 million (2003: HK$6,281 million) as a result of ongoing investment in its transmission and distribution network to expand and improve services to customers as well as investment by Castle Peak Power Company Limited (CAPCO), our jointly controlled entity, in generation facilities. Earnings from our other activities recorded a moderate increase, from HK$1,600 million in 2003 to HK$1,671 million. Our portfolio of power investments outside Hong Kong performed satisfactorily, although earnings were adversely affected by a substantial increase in coal and freight costs and the write-off of previously capitalised financing charges as a result of the re-financing of project loans.

Total earnings were HK$8,614 million, an increase of 12.1% as compared to HK$7,687 million in 2003. The 2004 earnings include profit of HK$159 million from the Hok Un redevelopment and gain of HK$214 million from the sale of a surplus former substation site at 305 Castle Peak Road, Hong Kong.

Operating earnings per share and total earnings per share increased by 10.7% to HK$3.42 (2003: HK$3.09) per share and 12.1% to HK$3.58 (2003: HK$3.19) per share respectively, as compared with last year.

The Board has recommended a final dividend for 2004 of HK$0.73 per share and a special final dividend of HK$0.15 per share paid out of the profits of the Hok Un redevelopment and sale of 305 Castle Peak Road. These final dividends, together with the three interim dividends, each of HK$0.45 per share, result in a total dividend of HK$2.23, as compared to HK$1.98 per share for 2003.

Financial Highlights

	2004	2003	Increase %
Per share (in HK$)			
Earnings per share			
Including Hok Un redevelopment profit/ property disposal gain	**3.58**	3.19	12.1
Excluding Hok Un redevelopment profit/ property disposal gain	**3.42**	3.09	10.7
Dividends per share			
Interim	**1.35**	1.23	
Final	**0.73**	0.65	
Special final	**0.15**	0.10	
Total	**2.23**	1.98	12.6
Shareholders' funds per share	**18.35**	16.71	
For the year (in HK$ million)			
Turnover			
Scheme of Control[1] (SoC) revenue	**26,773**	25,739	4.0
Total turnover[2]	**30,784**	28,248	9.0
Earnings			
SoC earnings	**6,788**	6,281	8.1
Non-SoC operating earnings	**1,671**	1,600	4.4
Unallocated net finance costs	**(61)**	(63)	
Unallocated Group expenses	**(157)**	(371)	
Total operating earnings	**8,241**	7,447	10.7
Hok Un redevelopment profit/ property disposal gain	**373**	240	
Total earnings	**8,614**	7,687	12.1
As at 31 December (in HK$ million)			
Total assets	**80,799**	75,832	6.6
Total borrowings	**18,774**	18,697	0.4
Shareholders' funds	**44,199**	40,241	9.8
Ratios			
Return on equity (%)			
Including Hok Un redevelopment profit/ property disposal gain	**20.4**	19.9	
Excluding Hok Un redevelopment profit/ property disposal gain	**19.5**	19.3	
Total debt to total capital[3] (%)	**29.8**	31.5	
Interest cover[4] (times)	**11**	12	

1 Our electricity business in Hong Kong is governed by an SoC Agreement entered into with the Hong Kong Government and is therefore also referred to as SoC business.

2 Turnover in 2004 includes the full year turnover of overseas subsidiaries, Yallourn Energy in Australia and GPEC in India; while in 2003, only the turnover for the period after each of them became a subsidiary of the Group in April and June 2003 respectively was incorporated.

3 Total debt to total capital = debt / (shareholders' funds + debt + minority interest)

4 Interest cover = Profit before taxation and interest / (interest charges + capitalised interest)



Earnings and Dividends per Share



HK$
00
01
02
03
04
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
Operating Earnings
Ordinary Dividends

Total Earnings



HK$M
00
01
02
03
04
10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
Property Profits (net of impairment losses)
Non-SoC Operating Earnings (after unallocated costs)
SoC Earnings

Total Assets in 2004



1%
28%
8%
63%
Electricity Business in
Hong Kong
Chinese Mainland
Asia-Pacific Region
Property & Other Businesses

CLP at a Glance

CLP Holdings Limited is the holding company for the CLP Group of companies. It is listed on the Hong Kong Stock Exchange and is one of the largest investor-owned power businesses in Asia.



Hong Kong

Business Description

- Electricity supplier since 1903
- Owner and operator of a vertically integrated electricity supply business in Hong Kong, comprising:
  - Generation: 6,283 megawatts (MW) of total installed generating capacity in Hong Kong;
  - Transmission: over 11,955 kilometers (km) of transmission and distribution lines; and
  - Distribution and Customer Service: 2.2 million customer accounts (representing 80% of Hong Kong's total population)
- Regulated by the Hong Kong Government under a Scheme of Control Agreement

Investment Performance



Equity MW*
00
01
02
03
04
HK$M
8,000
6,000
4,000
2,000
8,000
6,000
4,000
2,000
Under Construction
In Operation
Earnings
* Includes 100% of generating capacity owned by Castle Peak Power Company Limited and operated by CLP Power Hong Kong

2004 Operating Highlights

- Sold 31,719 million kilowatt hours (kWh) of electricity
- Local and system demand reached historical peaks of 6,329MW in July and 7,862MW in August respectively
- Tariff freeze maintained for seven successive years
- Achieved supply reliability of 99.99%, amongst the best in the world
- Submitted 2005 Financial Plan, covering the period 2005 – 2008, to the Hong Kong Government

2005 Outlook

- Continue to enhance supply reliability, power quality and customer service
- Deliver high performance and flexibility from generating assets and continue construction of Units 7 & 8 at Black Point power station to schedule and within budget
- Work with the Hong Kong Government on plans to further improve the environmental performance of our electricity generation activities, such as installation of the flue gas desulphurisation plant at the Castle Peak power station and promoting the use of liquefied natural gas (LNG)
- Participate actively in discussions on future regulation of the Hong Kong electricity industry including the public consultation launched by the Hong Kong Government

What is in this Annual Report?



CLP Welcomes your views!!!



中電控股
CLPHoldings

Section A – Feedback on Annual Report 2004

The Annual Report is a key document in the communication between us and our shareholders and other stakeholders.

1. To enhance the quality of our annual reporting, please let us have your views, by circling the appropriate number below.

	Easy to understand?				Did this provide helpful information?			
	strongly disagree			strongly agree	strongly disagree			strongly agree
Chairman's Statement	1	2	3	4	1	2	3	4
Who are we? What do we do?								
9 Business Strategy/Assets/Investments	1	2	3	4	1	2	3	4
14 How did we do in 2004? (MD&A)	1	2	3	4	1	2	3	4
44 What are we going to deliver in 2005 and beyond? (Business Outlook)	1	2	3	4	1	2	3	4
58 How do we manage risk?	1	2	3	4	1	2	3	4
How do we manage our stakeholder relationships?								
69 CLP and our Shareholders	1	2	3	4	1	2	3	4
76 CLP and our Customers	1	2	3	4	1	2	3	4
80 CLP and our Employees	1	2	3	4	1	2	3	4
84 CLP and our Environment	1	2	3	4	1	2	3	4
88 CLP and our Community	1	2	3	4	1	2	3	4
How do [illegible] business?								
94 Corporate Governance Report	1	2	3	4	1	2	3	4
108 Remuneration Report	1	2	3	4	1	2	3	4
[illegible] our accounts?								
125 Financial Section	1	2	3	4	1	2	3	4
Questions and Answers with CLP Management	1	2	3	4	1	2	3	4

2. Your overall rating of this Annual Report is:
(Please "✓" appropriate box)

Poor ☐ Fair ☐ Good ☐ Very Good ☐ Excellent ☐

.../cont'd

3. Was there any additional information you expect to receive in the Annual Report? Please specify.

____

____

4. Do you have any question to be addressed in next year's Annual Report or answered on the "Frequently Asked Questions" section of the Company's website?
   If so, please ask.

____

____

5. Any other comments/suggestions?

____

____

____

Section B – Request for Additional Information

Our Annual Report identifies those areas where additional information, beyond that set out in the Report itself, is available through our website (www.clpgroup.com) or in other printed publications.

You can get hard copies of that web information (if you do not have ready access to the Internet) and/or printed copies of our other publications by indicating as appropriate below:

Name of Shareholder(s) ____

Address ____

____

(Please " ✓ " appropriate box)

☐ Web Information Required ____
(Please specify which) ____

☐ **Social and Environmental Report 2004**

☐ **CLP Code on Corporate Governance**

☐ **CLP Value Framework – From Vision to Reality**

**Please send your feedback to CLP Holdings Limited by
the enclosed prepaid envelope;
fax: (852) 2678 8390; or
e-mail: cosec@clp.com.hk**

HK$50 donation for every Shareholder who chooses electronic communication


MEDECINS SANS FRONTIERES
無國界醫生

Last year CLP offered to donate HK$50 to charity for each Shareholder who elected to receive corporate communications electronically, in order to encourage increased use of this environmentally friendly method. 671 Shareholders responded to this offer. As a result CLP donated HK$68,550 (which included HK$35,000 on behalf of those 700 Shareholders who had already chosen electronic communication), shared between WWF Hong Kong and the Make-A-Wish Foundation of Hong Kong.


MAKE-A-WISH

CLP is repeating this initiative this year. We will donate HK$50 to Médecins Sans Frontières for each Shareholder who elects for electronic communication instead of his or her previous choice of printed form. This will be in addition to a donation of HK$70,000 on behalf of those Shareholders who have already opted for electronic communication.

The donation will be applied by Médecins Sans Frontières towards its AIDS project in Xiangfan, Hubei Province, China which provides comprehensive care and treatment (including antiretroviral therapy) free of charge to HIV/AIDS patients.

Shareholders can indicate their support by completing and returning to us the notification form which accompanies this Annual Report, in the provided prepaid reply envelope or by e-mail to cosec@clp.com.hk on or before 30 June 2005.


Annual Report
HK$
99
00
01
02
03
Pages
60
50
40
30
20
10
160
140
120
100
80
60
40
20
Cost per Copy (HK$)
Total No. of Pages

In response to increasing regulatory requirements and CLP's choice to enhance disclosure to Shareholders, the Annual Report has grown significantly in length in recent years. The Report is printed on environmentally friendly paper.



Ancestral Hall (built in 1525) at
Lung Yeuk Tau, New Territories, Hong Kong.
Our thanks to Mr. Tang Lau Kwai, the
Village Office and our Local Customer
Advisory Committee of North District for
their help with the photography.

CLP Holdings Limited

147 Argyle Street
Kowloon, Hong Kong

Telephone (852) 2678 8111
Facsimile (852) 2760 4448
www.clpgroup.com